
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Zero-Gravity Holdings, Inc.

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Nevada

 Date of Organization:

 March 27, 1998

Physical Address of Issuer:

505 Odyssey Way, #410 Exploration Park, FL 32953

Website of Issuer:

www.gozerog.com

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the Intermediary, whether as a percentage of the Offering amount or as a dollar amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering:

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Any other direct or indirect interest in the Issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the Offering.

Type of Security Offered:

Common Stock

Target Number of Securities to be Offered:

14,285

Price (or Method for Determining Price):

$3.50

Invest:	Incentive:
First week (September 13, 2024 – September 19, 2024 at 11:59 pm prevailing Pacific Time)	20% discount - $2.80 per share
Second two weeks (September 20, 2024 – October 3, 2024 at 11:59 pm prevailing Pacific Time)	10% discount - $3.15 per share
Third two weeks (October 4, 2024 – October 17, 2024 at 11:59 pm prevailing Pacific Time)	5% discount - $3.33 per share

Target Offering Amount:

$49,997.50

Oversubscriptions Accepted:
☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other: At the Intermediary's discretion

Maximum Offering Amount (if different from Target Offering Amount):

$4,999,998.50

Deadline to reach the Target Offering Amount:

December 31, 2024

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Deadline to reach the Target Offering Amount, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned.

Current Number of Employees:

18

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$13,563,993	$8,210,589
Cash & Cash Equivalents	$133,087	$660,774
Accounts Receivable	$1,455,500	$0
Short-term Debt	$16,994,672	$4,123,054
Long-term Debt	$1,072,989	$1,830,337
Revenues/Sales	$90,085	$11,957,048
Cost of Goods Sold*	$5,757,185	$9,960,030
Taxes Paid	$0	$0
Net Income/(Loss)	($6,969,424)	($2,043,095)

*Cost of Revenues in the Issuer's financial statements

The jurisdictions in which the Issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Zero-Gravity Holdings, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $49,997.50 (the "**Target Offering Amount**") and up to a maximum amount of $4,999,998.50 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") on a best-efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $100 and the Maximum Individual Purchase Amount is $499,999.85. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by December 31, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary (**as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

Investment commitments made in this Offering will be represented by a pro rata beneficial interest (based on the amount invested) subject to the terms the Instrument (attached as <u>Exhibit B</u>), Custody Agreement (attached as <u>Exhibit C</u>), and Omnibus Nominee Trust Agreement (attached as <u>Exhibit D</u>). Securities sold in this Offering will be deposited into a custodial account ("**Custodial Account**") with Brassica Trust Company LLC, who will serve as the custodian, nominee, and legal record holder (the "**Custodian**" or "**Nominee**"). In order to receive Securities from this Offering, Investors will be required to establish, or verify that they already have, an account with the Custodian. The legal title to the Securities purchased by the Investor in this Offering will be held in the name of a trust established by and maintained by the Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities pursuant to the terms and conditions of the Omnibus Nominee Trust Agreement attached hereto as <u>Exhibit D</u>.

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Incentives for Investors

Invest:	Incentive:

First week (September 13, 2024 – September 19, 2024 at 11:59 pm prevailing Pacific Time)	20% discount - $2.80 per share
Second two weeks (September 20, 2024 – October 3, 2024 at 11:59 pm prevailing Pacific Time)	10% discount - $3.15 per share
Third two weeks (October 4, 2024 – October 17, 2024 at 11:59 pm prevailing Pacific Time)	5% discount - $3.33 per share

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/zerogravity (the **"Deal Page"**). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Nominee

The title holder of the Securities will be a trust established by and maintained by Nominee for the purposes of safeguarding the Securities and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to the Securities. Pursuant to the terms of the Omnibus Nominee Trust Agreement (attached as Exhibit D), Investors are engaging Nominee as its limited agent to safeguard and provide certain limited services with respect to the Securities held in trust. Investors are appointing Nominee to act as nominee for the Investors, to serve in such capacity until the appointment and authority conferred is revoked, for the limited purpose of causing to be held, and holding, in the name of Nominee alone, title to the Securities beneficially owned by the Investors and acquired by Nominee for the benefit of Investors or otherwise conveyed to Nominee in accordance with the directions of the Investors, with power and authority limited to registering and holding the Securities in Nominee's name, and otherwise acting with respect to the Securities in accordance with the instructions of the Investors, as provided in the Omnibus Nominee Trust Agreement or as may be given by the Investors from time to time. The Nominee will have no right or authority to act with respect to the Securities, except upon the instructions of the Investors. An Investor may, at any time, in its absolute discretion, terminate the Omnibus Nominee Trust Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Securities the transfer of which is restricted by contract, law, edict or otherwise unless consented to by the Issuer thereof (including by blanket consent). Nominee's sole function during the term of the Omnibus Nominee Trust Agreement will be to hold nominal legal title to the Securities for the benefit of the Investors under and subject to the Investor's instructions.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends other than as outlined in the Issuer's Charter. All capitalized terms not otherwise defined herein shall have the respective meanings given in the Issuer's Articles of Incorporation, as amended ("**Charter**").

4.1 *Cumulative Series B Preferred Stock Dividend Preference*. From and after the date of issuance of any shares of Series B Preferred Stock, dividends at the rate per annum equal to nine percent (9%) of the Original Issue Price per share of Series B Preferred Stock shall accrue on such shares of Series B Preferred Stock (the "Accruing Dividend"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of Section 4. 1 or in Section 1.1 of the Charter, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Issuer shall be under no obligation to pay such Accruing Dividends. Dividends shall be payable in the manner set forth in Section 4.2 of the Charter. The Issuer shall not pay or set aside any dividends on shares of any other class or series of capital stock of the Issuer (other than dividends on shares of Common Stock payable in shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in the Charter) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, out of funds legally available therefor, a stock dividend on each outstanding share of Series B Preferred Stock in an amount equal to the amount of Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid.

4.2 *Payment*. The Accruing Dividends applicable to a share of Series B Preferred Stock shall be payable by issuing additional fully paid and non-assessable shares of Common Stock in an amount equal to (i) the Accruing Dividend applicable to such share of Series B Preferred Stock, divided by (ii) the Conversion Price of such share of Series B Preferred Stock. The issuance of shares of Common Stock shall constitute full payment of such Accruing Dividend and all such shares which may be issued in payment of such Accruing Dividend shall upon issuance, be duly authorized, validly issued, fully paid and non-assessable. No fractional shares will be issued by the Company for the purposes of paying Accruing Dividends. In lieu of any fractional share that would otherwise be issued in respect of a dividend payment, the number of shares of Common Stock issued to each holder of Series B Preferred Stock shall be rounded up to the closest whole share of Common Stock.

4.3 *Reservation of Shares*. The Issuer shall at all times while any share of Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of paying the Accruing Dividends, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to pay such Accruing Dividend in full; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to pay the Accruing Dividend, the Issuer shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Charter.

4.4 *Participation*. If, after dividends in the full preferential amount specified in Section 4.1 of the Charter for the Series B Preferred Stock have been paid or set apart for payment in any calendar year of the Issuer, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then such additional dividends shall be declared pro rata on the Common Stock and the Series B Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Series B Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series B Preferred Stock held by such holder pursuant to Section 3.

4.5 *Non-Cash Dividends*. Whenever a dividend provided for in Section 4 of the Charter shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales

Section 1.1- *Payment to Stockholders*. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Issuer or any Deemed Liquidation Event, the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Issuer to the holders of the Series A Preferred Stock and the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the greater of (i) the sum of (a) the Liquidation Preference specified for such share of Series B Preferred Stock, plus (b) any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, plus (c) any Accrued Dividends that would have otherwise been payable through December 31 of the year of such Deemed Liquidation Event or (ii) such amount per share as would have been payable had all share of Series B Preferred Stock been converted into Common Stock pursuant to Section 3 of the Charter immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon the liquidation, dissolution or winding up of the Issuer, the assets of the Issuer legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in Section 1.1 of the Charter, then the entire assets of the Issuer legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 1.1 of the Charter. After the payment or setting aside for payment to the holders of Series B Preferred Stock of the full amounts specified in Section 1.1 of the Charter, the entire remaining assets of the Issuer legally available for distribution shall be distributed pro rata to holders of the Series A Preferred Stock and Common Stock of the Issuer in accordance with the Charter.

Section 1.2 - *Deemed Liquidation Events.*

1.2.1 *Definition*. Each of the following events shall be considered a '"**Deemed liquidation Event**" unless the Requisite Holders elect otherwise by written notice sent to the Issuer at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Issuer is a constituent party or (ii) a subsidiary of the Issuer is a constituent party and the Issuer issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Issuer or a subsidiary in which the shares of capital stock of the Issuer outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (I) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of Section 1.2.1 of the Charter, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are convened or exchanged: or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions by the Issuer or any subsidiary of the Issuer of all or substantially all the assets of the Issuer and its subsidiaries taken as a whole, or, if substantially all of the assets of the Issuer and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Issuer, except where such sale, lease, transfer or other disposition is to the Issuer or one or more wholly owned subsidiaries of the Issuer.

1.2.2 *Amount Deemed Paid or Distributed*. The funds and assets deemed paid or distributed to the holders of capital stock of the Issuer upon any such merger, consolidation, sale, transfer or other disposition described in Section 1.2 of the Charter shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Issuer or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Issuer (the "**Board**"), except that any publicly traded securities to be distributed to stockholders in such merger, consolidation, sale, transfer or other distributions shall be valued as follows (unless otherwise provided for in the definitive agreements governing such merger, consolidation, sale, transfer or other distribution).

(a) If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the distribution;

(b) if the securities are actively traded over-the-counter then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution.

In the event of a merger or other acquisition of the Issuer by another entity, the distribution date shall be deemed to be the date such transaction closes.

For the purposes of Section 1.2.2 of the Charter, "trading day" shall mean any day which the exchange on which the securities to be distributed are traded is open and "closing prices" or "closing bid prices" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange or the Nasdaq Stock Market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time on that day and (ii) for securities listed or traded on other exchanges and markets, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange or market. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

Voting and Control

The Securities shall not have voting rights unless otherwise provided for by the Issuer. Notwithstanding anything to the contrary herein, the Lead will vote consistently with the majority of the holders of capital stock entitled to vote as outlined in the Issuer's Charter (the "**Lead**").

On any matter presented to the stockholders of the Issuer for their action or consideration at any meeting of stockholders of the Issuer (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series B Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Charter, holders of Series B Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Issuer. Each holder of Common Stock shall be entitled to one vote for each share of Common Stock standing in his, her or its name on the books of the Issuer. The Common Stock shall not be entitled to cumulative voting rights.

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer; *provided, however* the Securities are subject to the following:

3.4.3 Issuance of Additional Shares of Common Stock. In the event the Issuer shall at any time after the applicable Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.4.2 of the Charter), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * \ (A+B)+(A+C).$$

For purposes of the foregoing formula, the following definitions shall apply:

"CP2" shall mean the applicable Conversion Price in effect immediately after such issue or deemed issue of Additional Shares of Common tock

"CP1 " shall mean the applicable Conversion Price in effect immediately prior to such issue or deemed issue of Additional Shares of Common Stock;

"A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue or deemed issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series B Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

"B" shall mean the number of shares of Common Stock that would have been issued or deemed issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Issuer in respect of such issue by CP1); and

"C" shall mean the number of such Additional Shares of Common Stock actually issued or deemed issued in such transaction.

3.4.4 *Determination of Consideration*. For purposes of Section 3.4 of the Charter, the consideration received by the Issuer for the issue or deemed issue of any Additional Shares of Common Stock shall be computed as follows:

(a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Issuer, excluding amounts paid or payable for accrued interest:

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Issuer for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b)   Options and Convertible Securities. The consideration per share received by the Issuer for Additional Shares of Common Stock deemed to have been issued pursuant to Section 3.4.2 of the Charter, relating to Options and Convertible Securities shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Issuer as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Issuer upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.5 *Multiple Closing Dates*. In the event the Issuer shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.2 of the Charter and such issuance dates occur within a period of no more than 120 days after the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period that are a part of such transaction or series of related transactions).

3.5 *Adjustment for Stock Splits and Combinations*. If the Issuer shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Issuer shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under Section 3.5 of the Charter shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6 *Adjustment for Certain Dividends and Distributions*. In the event the Issuer at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to Section 3.6 of the Charter as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series B Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

3.7 *Adjustments for Other Dividends and Distributions*. In the event the Issuer at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Issuer (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) then and in each such event the holders of Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

3.8 *Adjustment for Reclassification, Exchange and Substitution*. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of Series B Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Issuer, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.2 of the Charter regarding a Deemed Liquidation Event), then in any such event each holder of Series B Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3 .9 *Adjustment for Merger or Consolidation*. Subject to the provisions of Section 1.2 of the Charter, if there shall occur any consolidation or merger involving the Issuer in which the Common Stock (but not Series B Preferred Stock) is converted into or exchanged for securities, cash, or other property other than a transaction covered by Sections 3.6, 3.7 or 3.8 or by Section 1.2 of the Charter regarding a Deemed Liquidation Event), then, following any such consolidation or merger, provision shall be made that each share of Series B Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Issuer issuable upon conversion of one share of Series B Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction: and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in Section 3 of the Charter with respect to the rights and interests thereafter of the holders of Series B Preferred Stock, to the end that the provisions set forth in Section 3 of the Charter (including provisions with respect to changes in and other adjustments of the Conversion Price of Series B Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be in relation to any securities or other property thereafter deliverable upon the conversion of Series B Preferred Stock.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur the transferee, purchaser, assignee or distributee, as relevant, will be required to sign an Omnibus Nominee Trust Agreement (as defined in the Security).

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Issuer is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Issuer may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Our operating results are expected to be difficult to predict based on a number of factors that also will affect our long-term performance.

We expect our operating results to fluctuate significantly in the future based on a variety of factors, many of which are outside our control and difficult to predict. The following factors may affect us from period-to-period and may affect our long-term performance:

- we may fail to successfully execute our business, marketing and other strategies;
- we may be unable to attract new customers and/or retain existing customers;
- our ability to grow products and services may be limited or we may be unable to realize the potential benefits from our technological developments, which could negatively impact our growth rate and financial performance;
- we may require additional capital to finance strategic operations, pursue business objectives and respond to business opportunities, challenges or unforeseen circumstances, and we cannot be sure that additional financing will be available on attractive terms or at all;
- our historical growth rates may not be reflective of our future growth;
- our business and operating results may be significantly impacted by actual or potential changes to the international, national, regional and local economic, business and financial conditions, including due to inflation, higher interest rates and geopolitical conditions, the health of the U.S. aviation industry and risks associated with our parabolic aviation assets; and
- existing or new adverse regulations or interpretations thereof applicable to our industry may restrict our ability to expand or to operate our business as we wish and may expose us to fines and other penalties.

We may not be able to successfully implement our strategies to improve operational efficiency.

We are implementing, and will continue to implement, certain strategies to improve the efficiency of our operations. We face numerous challenges in implementing our strategies to improve operational efficiency, which may be outside of our control. Although we may devote significant financial and other resources to implementing our strategies to improve operational efficiency, these efforts may not be successful or achieve the desired results on the anticipated timeline or at all. Our inability to successfully implement our operational efficiency improvement strategies could have a material adverse effect on our cash flows, financial condition and results of operations, and any assumptions underlying estimates of expected cost savings or expected revenues may be inaccurate.

The market for our products is rapidly growing and we expect to face intense competition, and we may not be able to compete successfully against current and future competitors, some of whom have greater financial, technical, and other resources than we do.

The simulator industry is highly competitive and is also rapidly growing and changing. The industry continues to expand and evolve as an increasing number of competitors and potential competitors enter the market. Many of these competitors and potential competitors may have substantially greater financial, technological and managerial resources and experience than we have. In addition, our products compete with product offerings from large and well-established companies that have greater marketing and sales experience and capabilities than we or the parties with which we contract have. If we are unable to compete successfully, we may be unable to grow and sustain our revenue.

We believe that our ability to compete depends upon many factors both within and beyond our control, including:

- our marketing efforts;
- the flexibility and variety of our product offerings relative to our competitors, and our ability to timely launch new product initiatives;
- the quality and price of products offered by us and our competitors;
- our reputation and brand strength relative to our competitors;
- customer satisfaction;
- the size and composition of our customer base;
- our ability to comply with, and manage the costs of complying with, laws and regulations applicable to our business; and
- our ability to cost-effectively source and distribute the products we offer and to manage our operation.

Many competitors also have longer operating histories, and have greater technical capabilities, greater financial, marketing, institutional and other resources and larger consumer bases than we do. These factors may also allow our competitors to derive greater revenue and profits from their existing consumer bases, acquire consumers at lower costs or respond more quickly than we will be able to. These competitors may engage in more extensive research and development efforts and adopt more aggressive pricing policies, which may allow them to build larger consumer bases or generate revenue from their existing consumer bases more effectively than we will be able to. As a result, these competitors may be able to offer comparable or substitute products to consumers at similar or lower costs. This could put pressure on us to lower our prices, resulting in lower revenue and margins or cause us to lose market share even if we lower prices.

Furthermore, companies with greater resources or more well-known brand names may attempt to compete with us, and as a result, we may lose current or potential customers and may be unable to generate sufficient revenues to support our operations, any one of which could have a material adverse effect on our ability to grow and our results of operations.

We cannot be certain that we will successfully compete with larger competitors that have greater financial, sales, technical and other resources. Companies with greater resources may acquire our competitors or launch new products, and they may be able to use their resources and scale to respond to competitive pressures and changes in consumer preferences by reducing prices, among other things.

We are not currently registered to conduct business in the State of Florida.

The Issuer is incorporated in and licensed to do business in the State of Nevada. The Issuer has not filed all appropriate documentation, obtained necessary authorizations, paid all fees and any taxes owed or obtained all licensing or approvals necessary to conduct business in Florida. The Issuer intends to engage in all such actions as promptly as possible.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The Issuer could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Issuer engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Custodian shall serve as the legal title holder of the Securities. Investors will only obtain a beneficial ownership in the Securities.

The Issuer and the Investor shall appoint and authorize the qualified third-party Custodian for the benefit of the Investor, to hold the Securities in registered form in the Custodian's name or the name of the Custodian's nominees for the benefit of the Investor and Investor's permitted assigns. The Custodian may take direction from the Lead, who will act on behalf of the Investors, and the Custodian may be permitted to rely on the Lead's instructions related to the Securities. Investors may never become an equity holder, merely a beneficial owner of an equity interest.

The Securities will not be freely tradable under the Securities Act until one year from when the Securities are issued. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Omnibus Nominee Trust Agreement (attached as Exhibit D). Additionally, Investors will only have a beneficial interest in the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the Custodian.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

Each Investor must purchaser the Securities in the Offering for Investor's own account for investment.

Each Investor must purchase the Securities for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and each Investor must represent it has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor must acknowledge and agree that the Subscription Agreement and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor representations.

Investors purchasing the Securities in this Offering may be significantly diluted as a consequence of subsequent financings.

The Securities being offering will be subject to dilution. The Issuer intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of Securities stock will be subject to dilution in an unpredictable amount. Such dilution will reduce an Investor's control and economic interests in the Issuer. The amount of additional financing needed by Issuer will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Issuer or other investors) is typically intended to provide the Issuer with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Issuer may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Issuer. There can be no assurance that the Issuer will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Zero-Gravity Holdings, Inc. is the only FAA Certified provider of parabolic flight microgravity experiences for consumer, research, and charter customers. The Issuer was originally incorporated under the name "Space Adventures, LTD.".

The Issuer conducts business in Nevada and sells products and services through the internet throughout the United States.

The Issuer conducts its business through its wholly-owned subsidiary, Zero-Gravity Corporation, a Maryland corporation, incorporated on April 15, 1994.

Business Plan

Zero Gravity conducts parabolic flight operations using a modified Boeing 727 aircraft, "G-Force One." It is the only FAA certified parabolic flight operation in the world. Zero-G operates three principal lines of business: Research, Charter, and Consumer. The Research line of business comprises approximately 45% of the business and consists of whole aircraft charters, primarily to large aerospace corporations and the U.S. Government, and mixed payloads research campaigns where universities, laboratories, and commercial space businesses share space on the aircraft to conduct research. Approximately 80% of the mixed payload business is funded through a sole source, multi-year NASA IDIQ contract. Additionally, Zero-G has a long term contract with the U.S. Space Force to provide research flights for the Azimuth Program. Zero-G intends to expand and grow the research line of business and part of that growth plan is to establish a fixed research payload integration facility to enable greater throughput of research flights.

The Charter line of business comprises approximately 20% of Zero-G's revenue and consists of individuals; media, TV and music production companies, and other corporations. Zero-G intends to grow this line of business by expanding into the corporate training and experiences sector and already has an agreement with Designing Transformative Experiences to offer corporate training packages around a Zero-G flight.

The consumer line of business comprises the selling of individual seats to the general public to experience a Zero-G flight. This line of business is supported primarily through direct marketing via email, social media and the www.gozerog.com website. Zero-G also utilizes a reseller network to drive consumer and charter sales. Zero-G is expanding its consumer offering by partnering with Kennedy Space Center Visitor Center to offer a two-day package that includes a Zero-G flight from the Space Shuttle Landing Facility and KSC Visitor Center access including a private tour with a NASA astronaut. This experience will be offered at a premium pricing level.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
ZG Consumer Experience ZG Charter Experience ZG Research Experience	Customer experience is catered towards individuals across the country. Charter and Research are typically a flight section reserved/sold to corporations, universities and government organizations.	Customer- anywhere $10,000/ experience Charter/ Research- anywhere from $200K- $300K based on the reservation details.

Customer Base

Listed above, currently all are based out of the USA.

Intellectual Property*

Application or Registration #	Title	Description	File Date	Grant Date	Country

2149884	ZERO-G	Service Mark	Dec. 13, 1996	Apr. 07, 1998	United States
3101786	G-FORCE ONE	Service Mark	May 27, 2004	Jun. 06, 2006	United States
3104908	ZERO-G EXPERIENCE	Service Mark	May 14, 2004	Jun. 13, 2006	United States
3129445	LIKE NOTHING ON EARTH	Service Mark	Aug. 19, 2005	Aug. 15, 2006	United States

*All trademarks are owned by Zero-Gravity Corporation.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$11,999.40	6%	$299,999.91
Second Aircraft Acquisition	48%	$23,998.80	58%	$2,899,999.13
Operating Capital	28%	$13,999.30	36%	$1,799,999.46
Total	**100%**	**$49,997.50**	**100%**	**$4,999,998.50**

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Second Aircraft Acquisition: If the Target Offering Amount is raised, 48% of the proceeds will be used to purchase a second B727 aircraft and modify it to be capable of parabolic flight operations. If the Maximum Offering Amount is raised, 58% of the proceeds will be used to purchase a second aircraft.

Operating Capital: If the Target Offering Amount is raised, 28% of the proceeds will be used for operating capital. If the Maximum Offering Amount is raised, 36% of the proceeds will be used to purchase operating capital.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Kevin Sproge	CEO and Director	CEO of the Issuer as of January 1, 2024 Kevin Sproge joined Zero-G in 2021 as a zero gravity coach. He grew up in New York and New Jersey and was commissioned as a U.S. Navy Officer in 1998. After a successful tour as an operational FA-18C pilot, he was selected to the United States Naval Test Pilot School, graduating in 2005 with a follow on tour as a Navy Test Pilot conducting developmental test and evaluation on FA-18, EA-18G, and T-45 aircraft. He returned to the Fleet for another operational tour flying the FA-18E. He transitioned to the Aerospace Engineering Duty Officer Corps and spent the remainder of his career both as a Test Pilot and Acquisition Officer working at the Defense Threat Reduction Agency and the F-35 Lightning II Program. He was selected as a Secretary of Defense Corporate Fellow in 2018 and spent a year embedded with Alaska Airlines in Seattle, WA where he was the Director of Fleet Projects. He retired from Active Duty in 2018. After retiring from the Navy, Kevin joined Blue Origin as a Systems Engineer on the New Shepard Program. He was rapidly promoted to Director, Systems Architecture and took on the additional responsibility of developing the New Shepard astronaut training program. He was ultimately selected as one of the first two Blue Origin "CrewMember 7", and was the trainer for the historic Blue Origin First Human Flight of Jeff Bezos, Mark Bezos, Wally Funk, and Oliver Daemon. He both trained and functioned operationally as either CrewMember 7 or CapCom for all of Blue's astronaut missions in 2021 and 2022. He joined Sierra Space in 2022 as the Director of Safety and Mission Assurance for the Space Destinations sector and worked to design and build the world's first purely commercial space station.	Kevin holds a BS in Aerospace Engineering form the U.S. Naval Academy, an MS in Aviation Systems Engineering from the University of Tennessee, and an MA in National Security and Strategy from the U.S. Naval War College.
Chris Kelly	Director	Director at the Issuer as of June 8, 2024 General Partner, Kelly Ventures	Chris holds a B.A. in Government and Philosophy from Georgetown, a M.A. in

		As an investor in Silicon Valley, Chris Kelly has been a prolific angel and later- stage backer of innovative technology, media, and finance startups. Trained as an attorney, he served as the first General Counsel, Chief Privacy Officer, and Head of Global Public Policy at Facebook/Meta (2005-2010), and also ran Facebook's corporate development activities in the early days. Chris has a 15-year track record as personal family office head providing angel and later stage investments to multiple successful companies including Alchemy, Chime, Looker (acquired by Google Cloud), SpaceX, Zipline, Silicon Ranch, and public.com. He joined with friends from around California to purchase the NBA's Sacramento Kings in 2013 and keep them in California's capital city. Helping to oversee the construction of the Golden 1 Center as the Kings' new home in downtown Sacramento, Chris and his partners completed a development that is the cornerstone of Sacramento's downtown revitalization. He is an active participant in the NBA's blockchain activities, including the phenomenally successful NBA Top Shot NFT collecting and trading platform. An alumnus of law firms Wilson Sonsini and Baker McKenzie, Chris served as a business development and legal executive at multiple startups before joining Facebook as one of its earliest senior employees. Since leaving Facebook in 2010 to run for Attorney General of California, he has stayed engaged with a variety of political endeavors, including leading 2012's Proposition 35 in California to update the state's outdated laws fighting human trafficking – both by margin of victory and number of votes the most successful initiative in the history of the state.	Political Science from Yale, and a J.D. degree from Harvard, where he served as editor-in-chief of the Harvard Journal of Law & Technology.
Matt Gohd	Executive Chairman and Director	Executive Chariman and Director of the Issuer as of August 15, 2024 Executive Chairman of Zero Gravity Corporation, (gozerog.com) the only FAA certified plane creating an experience like Astronauts in a specially configured 727. He originally joined as CEO in December of 2019 with the company in extreme distress facing immediate closure. For the next three years he led the team that increased revenues from $3m to $8m ending with $12m in 2022. Zero-G was featured on every major network, front page of most major news	Matt attended California State University, Hayward, where he studied Statistics and Accounting and completed the UCLA Anderson School program on Advanced Mergers and Acquisitions.

| | | publications and significantly increased the company's footprint throughout the Space industry.

Matt stepped back in as interim CEO August of 2023 with company in a dire situation and by January of 2024 stabilized it and recruited Space Industry Veteran and retired Navy test pilot Kevin Sproge as CEO.

A deep background in the securities industry for over 40 years, involved in over 50 IPOs, mergers, restructurings, and acquisitions generating billions of dollars of shareholder value. He was co-chairman of Bluestone Capital and the Principal Managing Director of Pali Capital. He also served in the role of Chief Market Strategist, advising billion-dollar investment funds on sophisticated option and market strategies. As a finance expert, Matt has often been interviewed by news organizations such as the Wall Street journal, Fox Business News, CNBC, and CNN.

Previously, Matt served as Chairman of the Executive Committee for Ediets.com, a pioneer in the marketing of an online subscription diet solution. He originated and completed the financing for Ediets.com and the sale of the majority stake in the company at a price more than 600% of the original investor price. He has been involved in complex restructuring and participated as a board member in several public companies. He is currently serving as the founder of MAG Strategic Advisory using his decades of experience in almost all facets of the finance industry to help companies and investors solve complex problems and facilitate optimal decision making. MAG's clients include Family Offices Funds and Emerging Growth Companies.

Matt Gohd was a founding board member of the Starlight Children's Foundation in New York City. Since 1985, the foundation has provided education, entertainment, and support to children with serious illnesses and their families. Gohd has also served as the co-chair for the annual dinner at the Robert F. Kennedy Center for Justice and Human Rights in New York. Along with parents from Parkland, Florida, Matt launched and served as CEO of Famsvarpac.org to change Federal laws on Military type Weapons.

He is involved in various political causes and has had close ties to a former President, a Vice | |

		president, and many members of Congress. Matt Gohd held series 7, 24, 63 and 79 licenses.	
Ray Cronise	Director	Director at the Issuer as of August 6, 2024

Ray Cronise Co-Founded Zero Gravity Corporation in 1993 with Peter Diamandis and Byron Lichenberg. From its founding, Ray managed the original FAA Supplemental Type Certificate with the FAA for the modifications necessary to convert the Boeing 727-200 to parabolic operation. Ray continued with Zero G through the first commercial 7-flight/167 parabola campaign in September 200 for the Matrix Sequels with Eon Entertainment and Warner Brothers. Ray also was writing lead on Zero-G's U.S. Patent, System for converting jet aircraft to parabolic flight operation (PN 5,971,319) 1999.

Ray worked a scientist at NASA' Marshall Space Flight Center from 1983-1999 in physical & Analytical Chemistry, Microgravity Material Science, and Biophysics. He was the Microgravity Science and Applications Division Lead for parabolic flight and conducted a wide range of KC-135, DC-9, and Shuttle experiments resulting in 36 peer reviewed science microgravity material science publications and 7 NASA patents with >$1.4M in funded research proposals. Ray served as the Assistant Mission Scientist for 4 Spacelab Missions: USMP-4, STS-87, International Microgravity Laboratory (IML-1), STS-42, Spacelab-J, STS–47, USMP-3, STS–75. Ray was a Principle Investigator for 2 Space Shuttle Middeck Aerogel Experiments (STS-95 & STS-93).

After taking an early Retirement from NASA, Ray Co-Founded the RTR Group, a composites manufacturing company, which was sold in 2008. As Vice President of Engineering, Ray managed the EPA Title V Permit Application for the company's composites manufacturing plant, which was awarded the TN Pollution Prevention Award in 2001. They received the 2003 American Composites Manufacturing Association (ACMA) Excellence in Innovation Award, for manufacturing in 2003 and The ACMA ACE Award for Open Molded Products in 2006 – the industry's top recognition. He served on the ACMA technical committee 2001-2008 and as a Contributing Editor for Composites Fabricator Magazine. During the same time Ray served on various ANSI writing committees in the pool & spa industry: ANSI/NSPI-1 Standard for Public | Ray studied Chemistry in undergraduate and Graduate school and was in the inaugural class of the International Space University hosted at MIT in 1988. |

		Swimming Pools, ANSI/NSPI-5 Standard for Residential Swimming Pools, ANSI/APSP-7 Suction Entrapment Avoidance in Swimming Pools, Wading Pools, Spas, Hot Tubs, and Catch Basins, ASME/APSP-17, A112.19.17, Joint Writing Committee Safety Vacuum Release Systems, APSP Technical Council 2002-2010, APSP Builders Council 2003-2005. He was the U.S. Consumer Product Safety Commission's Spokesperson for The Virginia Graeme Baker Pool and Spa Safety Act and was awarded a $1M contract to oversee training for state and local Building and Health Officials Nationwide. From 2012-2020, Ray worked in Longevity/Healthspan coauthoring two journal articles with David Sinclair (Harvard - Sinclair Lab) and Andrew Bremer (NIH Director of DNR) on environmental metabolic adaptations impacting longevity/healthspan (Metabolic Winter Hypothesis/Oxidative Priority. He coauthored two Best Selling book on Plant-Based Nutrition (Peguin/Random House 2018/19) and gave numerous lectures in US, Europe, South America, and Asia. Since May 2022 Ray has served as an Advisor to the Dean/CEO of Kansas State University Salina Aerospace & Technology Campus to assist in the development of Advanced Composites, Aviation Maintenance, and AR/VR Simulation and Immersive Facilities. He's assisted in Raising >$75M in funding from State, Federal, and Philanthropic donors, including a $10M grant from General Atomics, the largest corporate gift in university history. The university now is partnered with many industry leaders in aviation, military, manufacturing, and entertainment to develop advanced aviation training and UAS operations. KState Salina Campus is located on 12,000 ft runway with a fleet of 50 aircraft (single engine, turboprop, and jet) and Graduates over 300 commercial pilots and 120 A&Ps each year along with B.S. and M.S. in various aviation management operations.	
Greg Mellon	VP, Sales and Marketing	VP, Sales and Marketing of the Issuer as of July 1, 2022 Creative strategist with 13 years of experience building scalable, high-performing marketing & sales teams. Built and/or optimized marketing & sales departments for over 100 companies. Driven over $82 million in career sales across a variety of industries.	B.S. in International Business, Marketing, & Mandarin Chinese from #1-ranked Darla Moore School of Business (University of South Carolina

| Keri Edwards | VP, Operations | VP of Operations of the Issuer as of August 15, 2024

Keri Edwards is a seasoned aviation and hospitality executive with over 20 years' experience. Starting with a small receptive tour operator, Tourico Holidays, she was part of a team to lead the organization to a global presence, showing strengths in business development, operational expansion and exceptional client experience. Overlapping a transition to aviation, Keri oversaw the full operations for a charter flight, multi day tour product, the Mauiva Aircruise. Responsibilities included complete operational control of all aspects of the multi day tour, from client support pre, during and post travel to coordination of crews, tour guides and suppliers for all itineraries.

As the tour product transitioned to airline only services, Keri took on the role of Director of Safety and Security, creating and implementing the necessary programs to move from a part 135 charter operations to a 121 full-service carrier. Duties included training and integration of all new and existing policies across flight crews, ground and other airport support staff. She was the liaison for TSA and FAA counterparts as well as responsible for the background checks, badging and manifest clearance programs needed for compliance.

Her most recent experience, as CEO for a Destination Management Company (Meeting Point North America) saw her with oversight of budget development, forecasting and adherence for the local entity, business models and multi-year planning, leadership development of senior team members, organizational transformation, as well as board member activities. | BS of Psychology, with a minor in Criminal Justice, from the University of Central Florida. |
|---|---|---|---|

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 200,000,000 shares of common stock of which 2,463,648 are issued and outstanding (the "**Common Stock**") and 10,000,000 shares of preferred stock, consisting of (i) 779,766 shares which are designated as "**Series A Preferred Stock**" and (ii) 3,428,572 shares which are designated as "Series B Preferred Stock" (collectively the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,463,648
Par Value Per Share	$0.001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	30.52%

Type	Series A Preferred Stock
Amount Outstanding	761,233
Par Value Per Share	$0.0001
Voting Rights	the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter
Anti-Dilution Rights	Broad-based anti-dilution
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.43%

Type	Series B Preferred Stock
Amount Outstanding	2,576,979
Par Value Per Share	$0.0001
Voting Rights	the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter
Anti-Dilution Rights	Broad-based anti-dilution
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	31.92%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has the following additional securities outstanding:

Type	Common Stock Warrants
Amount Outstanding	1,311,665
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more warrants which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	16.25%

Type	Preferred Stock Warrants
Amount Outstanding	258,544
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more warrants which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.21%

Type	Zero Gravity Employee Plan
Amount Outstanding / Amount Authorized	383,750 / 700,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more stock options which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	8.67%

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Short-Term Loan (Promissory Note)
Creditor	Bess Ventures and Advisory, LLC
Amount Outstanding	$8,000,000
Interest Rate and Amortization Schedule	12% annual
Description of Collateral	Aircraft
Other Material Terms	None
Maturity Date	August 31, 2027
Date Entered Into	August 1, 2024

- As of December 31, 2023 and 2022, the outstanding balance due to the stockholders is $60,000 and is reported as a related party loan payable on the accompanying consolidated balance sheets, respectively.

- During 2022, the Corporation entered into a payment agreement with First Insurance Funding in the amount of $1,069,959 to cover the aircraft hull liability insurance premium. Interest on the agreement is 4.45% for the term of the agreement. The loan requires 9 monthly principal and interest payments. Interest expense on the loan totaled $3,746 and $13,008 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $0 and $403,329, respectively.
- During 2023, the Corporation entered into another payment agreement with First Insurance Funding in the amount of $932,953 to cover the aircraft hull liability insurance premium. Interest on the agreement is 6.28% for the term of the agreement. The interest rate at December 31, 2023 was 6.28%. The loan requires 9 monthly principal and interest payments. Interest expense on the loan totaled $16,659 and $0 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $565,605 and $0, respectively.
- During 2023, the Subsidiary received a promissory loan through Bess Ventures and Advisory, LLC (Bess Ventures) for $7,000,000. The loan is payable over monthly payments of $20,000 per each passenger-carrying parabolic flight flown the prior month at an interest rate of 10%. The loan matures on June 30, 2024. As part of the loan agreement, the Corporation plans to sell its aircraft to Bess Ventures. Bess Ventures will then lease the aircraft back to the Corporation. Interest expense on the loan totaled $461,918 and $0 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $7,000,000 and $0, respectively.
- During 2023, the Subsidiary received a loan from a related party in the amount of $10,000. The outstanding balance at December 31, 2023 and 2022 totaled $10,000 and $0, respectively.
- The Corporation issued senior unsecured notes that accrue interest at 12% annually. The amount of notes issued totaled $200,000 and $975,417 at December 31, 2023 and 2022, respectively. Accrued interest payable on the senior unsecured notes total $6,071 and $117,050 at December 31, 2023 and 2022, respectively. During 2023, the Corporation converted $106,250 of the senior unsecured notes and $18,677 of accrued interest on the senior unsecured notes to preferred stock of the Corporation. During 2023, the Corporation also paid off $869,167 of the senior unsecured notes and $141,310 of accrued interest.
- The Corporation also issued subordinated notes that accrued interest at 9% annually. The amount of the subordinated notes issued totaled $0 and $250,000 at both December 31, 2023 and 2022, respectively. Accrued interest payable on the senior unsecured notes total $0 and $54,185 at December 31, 2023 and 2022, respectively. The subordinated notes and accrued interest were paid off in 2023.
- During 2021, the Corporation reached a note agreement with a former director in the amount of $42,000. Interest on the agreement is 6.00% for the term of the agreement. The note agreement will note be paid in full until the senior unsecured notes are fully retired. The outstanding balance at December 31, 2023 and 2022 totaled $0 and $35,000, respectively. Accrued interest payable on the note total $0 and $2,100 at December 31, 2023 and 2022, respectively. The note and accrued interest were paid off during 2023.
- During 2021, the Corporation reached a payment agreement with Tatonduk Outfitters Limited, the parent company of Events Air Cargo in the amount of $312,910. Interest on the agreement is 4.50% for the term of the agreement. The loan requires 36 monthly principal and interest payments. Interest expense on the loan totaled $1,655 and $8,285 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $0 and $124,366, respectively. The agreement and accrued interest were paid off during 2023.
- Future minimum payments of the long-term debt are as follows:
  - For Year Ending December 31,
  - 2024 - $0
  - Thereafter - 200,000
  - Less current portion - (0)
  - Long-term portion - $200,000

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)

N/A	N/A	N/A

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of August 31, 2024 the Issuer had an aggregate of $859,690.57 in cash and cash equivalents, leaving the Issuer with approximately 6 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred Stock Warrant	N/A	225,565 shares – 8 warrants	N/A	January 1, 2024	Section 4(a)(2)
Common Stock Warrants	N/A	1,311,665 shares – 23 warrants	N/A	August 31, 2023 – April 16, 2024	Section 4(a)(2)
Stock Options	N/A	595,000 issued; 383,750 outstanding	N/A	August 11, 2021 – September 26, 2022	Rule 701
Series B Preferred Stock	$5,450,000 cash; $124,641 debt canceled	2,576,979 shares	General Working Capital	October 10, 2022 – January 4, 2024	Section 4(a)(2); Reg D -506(b)
Common Stock	$699,118	1,633,995 shares	General Working Capital	September 23, 2021 – May 1, 2024	Section 4(a)(2)
Series A Preferred Stock	$100,000 cash; $45,000 debt canceled	49,500 shares	General Working Capital	August 20, 2021 – August 31, 2023	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- On February 18, 2021, the Issuer and Matt Gohd, the Issuers Chief Executive Officer, entered into that certain Subscription Agreement dated as of February 18, 2021, pursuant to which Mr. Gohd subscribed for 5,000,000 shares of the Issuer's Common Stock at a price per share equal to $0.035 for an aggregate purchase amount of $175,000 which was paid in the form of a promissory note. The promissory note was entered into on February 18, 2021, matured on January 1, 2024, and contained and interest rate of 3.25% per annum.

- As of December 31, 2023 and 2022, the outstanding balance due to the stockholders is $60,000 and is reported as a related party loan payable on the accompanying consolidated balance sheets, respectively.
- During 2022, the Issuer entered into a payment agreement with First Insurance Funding in the amount of $1,069,959 to cover the aircraft hull liability insurance premium. Interest on the agreement is 4.45% for the term of the agreement. The loan requires 9 monthly principal and interest payments. Interest expense on the loan totaled $3,746 and $13,008 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $0 and $403,329, respectively.
- During 2023, the Issuer entered into another payment agreement with First Insurance Funding in the amount of $932,953 to cover the aircraft hull liability insurance premium. Interest on the agreement is 6.28% for the term of the agreement. The interest rate at December 31, 2023 was 6.28%. The loan requires 9 monthly principal and interest payments. Interest expense on the loan totaled $16,659 and $0 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $565,605 and $0, respectively.
- During 2023, the subsidiary received a promissory loan through Bess Ventures and Advisory, LLC (Bess Ventures) for $7,000,000. The loan is payable over monthly payments of $20,000 per each passenger-carrying parabolic flight flown the prior month at an interest rate of 10%. The loan matures on June 30, 2024. As part of the loan agreement, the Issuer plans to sell its aircraft to Bess Ventures. Bess Ventures will then lease the aircraft back to the Issuer. Interest expense on the loan totaled $461,918 and $0 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $7,000,000 and $0, respectively.
- During 2023, the subsidiary received a loan from a related party in the amount of $10,000. The outstanding balance at December 31, 2023 and 2022 totaled $10,000 and $0, respectively.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at www.gozerog.com.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Zero-Gravity Holdings, Inc.

By:

/s/ Kevin Sproge Kevin Sproge

(Signature)

Kevin Sproge

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Matt Gohd Matt Gohd

(Signature)

Matt Gohd

(Name)

Executive Chairman and Director

(Title)

September 13, 2024

(Date)

/s/ Ray Kronise

(Signature)

Ray Kronise

(Name)

Director

(Title)

September 13, 2024

(Date)

/s/ Chris Kelly

(Signature)

Chris Kelly

(Name)

Director

(Title)

September 13, 2024

(Date)

/s/ Kevin Sproge

(Signature)

Kevin Sproge

(Name)

Director

(Title)

September 13, 2024

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

Audited Consolidated Financial Statements

Zero-Gravity Holdings, Inc. and Subsidiary

Exploration Park, Florida

December 31, 2023 and 2022

Zero-Gravity Holdings, Inc. and Subsidiary

TABLE OF CONTENTS

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

CST GROUP
CPAS AND BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Board of Directors
Zero-Gravity Holdings, Inc. and Subsidiary
Exploration Park, Florida

Opinion
We have audited the accompanying consolidated financial statements of Zero-Gravity Holdings, Inc. and Subsidiary (a Corporation), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Zero-Gravity Holdings, Inc. and Subsidiary as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Zero-Gravity Holdings, Inc. and Subsidiary and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero-Gravity Holdings, Inc. and Subsidiary's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Zero-Gravity Holdings, Inc. and Subsidiary's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Zero-Gravity Holdings, Inc. and Subsidiary's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

CST Group, CPAs, PC

May 20, 2024

CST GROUP

CPAS AND BUSINESS ADVISORS

Zero-Gravity Holdings, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS - ASSETS
as of December 31

	2023	2022
CURRENT ASSETS		
Cash and cash equivalents	$ 133,087	$ 660,774
Accounts receivable, net	1,455,500	0
Inventory	33	7,897
Prepaid expenses and other	3,454,814	1,175,120
	5,043,434	1,843,791
PROPERTY AND EQUIPMENT		
Aircraft equipment and improvements	477,340	477,340
Aircraft	1,437,097	1,437,097
	1,914,437	1,914,437
Less: accumulated depreciation	(1,784,950)	(1,729,202)
	129,487	185,235
OTHER ASSETS		
Intangible assets, net of amortization	236,271	363,049
Deposits	100,000	0
Right-of-use assets, net	87,801	431,514
Deferred tax assets	7,967,000	5,387,000
	8,391,072	6,181,563
	$ 13,563,993	$ 8,210,589

See independent auditor's report and notes to consolidated financial statements.

-3-

Zero-Gravity Holdings, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND STOCKHOLDERS' DEFICIT
as of December 31

	2023	2022
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 2,197,779	$ 1,793,272
Accrued payroll and payroll liabilities	219,664	188,515
Short-term loans	7,575,605	0
Related party loan payable	60,000	60,000
Revenue based factoring liability, net	0	208,162
Lease liability, current	87,801	343,712
Long-term debt, current	0	114,583
Unearned revenue, current	6,853,823	1,414,810
	16,994,672	4,123,054
OTHER LIABILITIES		
Long-term debt, long-term	200,000	1,270,200
Accrued interest on short-term loans and long-term debt	467,989	173,335
Lease liability, long-term	0	87,802
Deferred tax liability	405,000	299,000
	1,072,989	1,830,337
STOCKHOLDERS' DEFICIT		
Common Stock, $.001 par value, 200,000,000 shares authorized, 1,664,357 and 1,912,357 shares issued and outstanding	1,664	1,912
Preferred Stock, $10 par value, 10,000,000 shares authorized, 1,671,709 and 1,578,876 shares issued and outstanding	1,672	1,579
Treasury stock, 2,245,816 shares at cost	(5,031,736)	(5,031,736)
Additional paid-in capital	57,006,824	56,798,112
Retained deficit	(56,482,092)	(49,512,669)
	(4,503,668)	2,257,198
	$ 13,563,993	$ 8,210,589

Zero-Gravity Holdings, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS
for the Years Ended December 31

	2023	2022
REVENUE	$ 90,085	$ 11,957,048
COST OF REVENUES	5,757,185	9,960,030
GROSS PROFIT (LOSS)	(5,667,100)	1,997,018
OPERATING EXPENSES		
Sales and marketing	832,830	1,556,435
General and administrative	2,679,881	3,627,405
	3,512,711	5,183,840
LOSS FROM OPERATIONS	(9,179,811)	(3,186,822)
OTHER INCOME AND EXPENSES		
Depreciation and amortization	(85,283)	(88,957)
Other income	342,984	437,506
Forgiveness of debt	101,391	218,237
Other expense	(79,131)	0
Interest expense	(543,574)	(171,059)
	(263,613)	395,727
LOSS BEFORE INCOME TAXES	(9,443,424)	(2,791,095)
INCOME TAX BENEFIT	2,474,000	748,000
NET LOSS	$(6,969,424)	$(2,043,095)

See independent auditor's report and notes to consolidated financial statements.

-5-

Zero-Gravity Holdings, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
for Years Ended December 31

	Common Shares	Common Stock	Preferred Shares	Preferred Stock	Treasury Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholders' Equity (Deficit)
BALANCE, December 31, 2021	30,883,178	$ 30,883	721,733	$ 722	$(5,031,736)	$ 53,744,815	$(47,469,573)	$ 1,275,111
Net loss, 2022	0	0	0	0	0	0	(2,043,095)	(2,043,095)
Adjustment for Reverse stock split	(28,970,821)	(28,971)	0	0	0	28,971	0	0
Issuance of Preferred stock	0	0	857,143	857	0	2,999,143	0	3,000,000
Stock compensation expense	0	0	0	0	0	25,182	0	25,182
BALANCE, December 31, 2022	1,912,357	$ 1,912	1,578,876	$ 1,579	$(5,031,736)	$ 56,798,111	$(49,512,668)	$ 2,257,198
Net loss, 2023	0	0	0	0	0	0	(6,969,424)	(6,969,424)
Adjustment for Common stock	(248,000)	(248)	0	0	0	248	0	0
Issuance of Preferred stock	0	0	92,833	93	0	199,476	0	199,569
Stock compensation expense	0	0	0	0	0	8,989	0	8,989
BALANCE, December 31, 2023	1,664,357	$ 1,664	1,671,709	$ 1,672	$(5,031,736)	$ 57,006,824	$(56,482,092)	$(4,503,668)

See independent auditor's report and notes to consolidated financial statements.

Zero-Gravity Holdings, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS
for Years Ended December 31

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$(6,969,424)	$(2,043,095)
Changes to net loss not affecting cash:		
Depreciation and amortization	85,283	88,957
Stock-based compensation	8,989	25,182
Deferred taxes	(2,474,000)	(748,000)
Forgiveness of debt	(101,391)	0
Forgiveness of PPP loan	0	(216,231)
Reimbursement of insurance premiums	322,379	0
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Accounts receivable, net	(1,455,500)	1,579,390
Inventory	7,864	3,122
Prepaid expenses and other	(2,279,694)	(309,787)
Right-of-use assets, net	343,713	0
Deposits	(100,000)	0
Accounts payable and accrued expenses	404,507	160,480
Accrued payroll and payroll liabilities	31,149	(108,341)
Revenue based factoring liability, net	(208,162)	208,162
Accrued interest on short-term loans and long-term debt	294,654	138,182
Unearned revenue	5,439,013	(1,747,454)
Lease liabilities	(343,713)	0
NET CASH USED BY OPERATING ACTIVITIES	**(6,994,333)**	**(2,969,433)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Additions to property and equipment	0	(24,713)
Additions to intangible assets	0	(97,243)
NET CASH USED BY INVESTING ACTIVITIES	**0**	**(121,956)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Decrease in credit cards payable	0	(3,771)
Proceeds from short-term loans	8,012,953	0
Payments on short-term loans	(437,348)	0
Proceeds from (conversion/payments of) long-term debt	(1,184,783)	129,199
Issuance of preferred stock	75,824	3,000,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	**6,466,646**	**3,125,428**
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(527,687)**	**34,039**
Cash and cash equivalents, beginning of year	660,774	626,735
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 133,087**	**$ 660,774**

See independent auditor's report and notes to consolidated financial statements.

-7-

NOTE A - ORGANIZATION

Zero-Gravity Holdings, Inc. (the Corporation) is comprised of two entities: Zero-Gravity Holdings, Inc. (Parent) and Zero Gravity Corporation (Subsidiary). On January 1, 2008, Space Adventures, Ltd. completed the acquisition of Zero Gravity Corporation by increasing its equity stake to 100% ownership.

In 2016, Space Adventures, Ltd. and Zero Gravity Corporation entered into an IRC Section 355 split-off, where Space Adventures, Ltd. business was liquidated into a separate company in the split-off and the holding company was renamed to Zero-Gravity Holdings, Inc. maintaining 100% ownership of Zero Gravity Corporation.

Zero Gravity Corporation offers businesses, teachers, scientists, government agencies, and the general public zero gravity or weightless flights. Weightless flights have been safely conducted for more than forty years by NASA to obtain useful intervals of reduced gravity on Earth. Zero Gravity Corporation is the first U.S. commercial provider of weightless flights and conducts flight operations primarily out of Florida, utilizing an aircraft converted for weightless flight.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
These consolidated financial statements include the accounts of Zero-Gravity Holdings, Inc. and Zero Gravity Corporation, a subsidiary organization, which is consolidated through common capital and financial interest. Intercompany accounts and transactions have been eliminated in consolidation.

Estimates
The preparation of consolidated financial statements is in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
ASC 606 provides for a five-step model for recognizing revenue from contracts with customers as follows: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies the performance obligation.

Revenue is measured based on a consideration specified in a contract with a customer. The Corporation recognizes revenue when it satisfies a performance obligation over a period of time as the services are provided.

The Corporation recognizes revenue when earned based on the nature of the contract. The Corporation offers various flight options to customers. Amounts received in advance are recorded on the balance sheet in unearned revenue. Dividend and interest income are recognized when earned. Expenses are recognized when incurred.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)
The Corporation's contracts contain one or multiple performance obligations. The transaction price is the amount of consideration to which we expect to be received in exchange for transferring services to the customer. When a contract has a single performance obligation, the entire transaction price is attributed to that performance obligation. When a contract has more than one performance obligation, the transaction price is allocated to each performance obligation based on estimated relative standalone selling prices of the services at the inception of the contract.

Because the Corporation has the right to invoice customers in amounts that correspond directly with the value of performance to date, disclosure of further information about remaining performance obligations under these service contracts is not required.

Changes that are accounted for as an adjustment to existing performance obligations are allocated on the same basis at contract inception. Otherwise, changes are accounted for as separate performance obligations and the separate transaction price is allocated as discussed above. Provision for estimated losses, if any, on incomplete contracts are recorded in the year in which such losses become probable based on the current contract estimates.

A contract asset is recorded when revenue is recognized in advance of the right to bill and receive consideration. The contract asset will decrease as services are provided and billed. When consideration is received in advance of the delivery of goods or services, a contract liability is recorded. Reductions in the contract liability will be recorded as the performance obligations are satisfied.

The beginning and ending contract balances were as follows:

	2023	2022	2021
Unearned revenue	$ 6,853,823	$ 1,414,810	$ 3,162,264

Cash and Cash Equivalents
The Corporation considers all highly-liquid short-term investments with an original maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents comprise cash and cash on deposit with banks. The cash balances frequently exceed federally insured limits. Management believes the Corporation is not exposed to significant risk on its cash accounts.

Accounts Receivable
The Corporation's accounts receivable consists of balances from individuals or organizations that have purchased passenger tickets, but have not paid. The Corporation limits its credit exposure by requiring prepayments from most customers before allowing them to fly.

During 2022, the Corporation entered a revenue based factoring agreement with MW GRP Capital. The revenue based factoring agreement was paid off during 2023. At December 31, 2022, the net liability was shown as a revenue based factoring liability on the consolidated balance sheets. See Note G for additional detail.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

Allowance for Credit Losses
The Corporation uses the allowance method for recording bad debt expense. Allowance for credit losses as of December 31, 2023 and 2022 totaled $0 and $18,850 related to accounts receivable, respectively. There was bad debt expense of $0 and $18,850 for the years ended December 31, 2023 and 2022 pertaining to accounts receivable, respectively. At December 31, 2022, the allowance for credit losses was included in the net revenue based factoring liability.

Prepaid Expenses
Prepaid expenses represent amounts paid as of December 31, 2023 and 2022 for services not yet provided as of the balance sheet date.

Inventory
Inventory, which is all finished goods held for resale, is stated at the lower of cost or market on a first-in, first-out (FIFO) basis.

Property and Equipment
Property and equipment are recorded at cost less accumulated depreciation. The Subsidiary calculates depreciation using straight-line depreciation over the approximate useful life of the related assets. Additions and improvements to existing property and equipment in excess of $5,000 are capitalized; general maintenance and repairs are charged to expense. Depreciation and amortization expense for the years ended December 31, 2023 and 2022 totaled $85,283 and $88,957, respectively.

The Corporation uses estimated useful lives as follows:

Aircraft	5 years
Aircraft equipment and improvements	7 years

Expenditures for maintenance and repairs are charged to expense as incurred while renewals and betterments are capitalized. When assets are retired or sold, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is included in other income and expenses.

Leases
The Corporation leases certain office space and equipment. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Operating leases are included in operating lease right-of-use ("ROU") assets and operating lease liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (continued)

ROU assets represent our right to use an underlying asset for the lease term, and lease liabilities represent our obligation to make lease payments. ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Corporation uses the implicit rate when it is readily determinable. Since most of the Corporation's leases do not provide an implicit rate, to determine the present value of lease payments, management has elected to use a risk-free discount rate, determined using a period comparable with that of the lease term. ROU assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Corporation's lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise the option.

Credit Card Payables
The Corporation has business credit cards that require minimum balance payments. Advances available on and interest rates on the business credit cards vary. There was no unpaid credit card balance for the years ended December 31, 2023 and 2022, respectively.

Excise taxes
Federal excise taxes collected and remitted to taxing authorities are excluded from revenues and cost of revenues.

Intangible Assets
Intangible assets are comprised primarily of reorganizational costs of the Corporation. Amortization of other intangible assets is computed using the straight-line method over the estimated useful life of three years.

Advertising
The Corporation expenses all advertising and promotional costs as incurred. Advertising and promotional costs expense for the years ended December 31, 2023 and 2022 totaled $297,253 and $323,071, respectively.

New Accounting Pronouncements Adopted in 2023
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This ASU and its related amendments (collectively, the "Credit Loss Standard") modified the credit loss model to utilize an expected loss methodology in place of an incurred loss methodology for financial instruments, including trade receivables, contract assets, long-term receivables, and off-balance sheet credit exposures. The Credit Loss Standard requires consideration of a broader range of information to estimate expected credit losses, including historical information, current conditions, and a reasonable forecast period. This ASU requires that the consolidated statements of operations reflect the measurement of credit losses for newly recognized financial assets as well as an expected increase or decrease of expected credit losses that have taken place during the period, which may result in earlier recognition. The Corporation adopted the Credit Loss Standard effective January 1, 2023, utilizing a modified retrospective approach and its adoption did not have a material impact on the consolidated financial statements.

Reclassification
Certain amounts reported for 2022 have been reclassified for comparative purposes to conform to the 2023 presentation. Such reclassifications had no effect on the 2022 net loss.

NOTE C - INCOME TAXES

Included in the deferred tax asset and liability balances at December 31, 2023, are tax positions for which the deductibility is certain but for which there is uncertainty regarding the timing of such deductibility. Because of the impact of deferred tax accounting, other than interest and penalties, the disallowance of the shorter deductibility period would not affect the annual effective tax rate but would accelerate the payment of cash to the taxing authority to an earlier period.

The Corporation recognizes accrued interest related to unrecognized income tax benefits. Those benefits, if any, are recorded in interest expense reflected under other income and expenses.

Current and Deferred Tax Expense and Benefit
The provisions for income tax benefit consist of the following components for the years ended December 31, 2023 and 2022:

	2023	2022
Current (expense) benefit	$ 0	$ 0
Deferred benefit	2,474,000	748,000
	$ 2,474,000	**$ 748,000**

Income Taxes Payable
The Corporation had state income tax liabilities of $0 for both years ended December 31, 2023 and 2022, respectively.

Deferred Tax Assets
The net deferred tax assets in the accompanying consolidated balance sheets include the following components as of December 31, 2023 and 2022:

	2023	2022
Current:		
Deferred tax asset	$ 7,967,000	$ 5,387,000
Deferred tax liability	(0)	(0)
Net current deferred tax asset	**7,967,000**	**5,387,000**
Deferred tax asset:		
Tax asset from net operating loss carryforward	7,925,000	5,387,000
Tax asset from temporary timing differences	42,000	0
Total deferred tax asset	**7,967,000**	**5,387,000**
Long term:		
Deferred tax asset	0	0
Deferred tax liability	(405,000)	(299,000)
Net long term deferred liability	**(405,000)**	**(299,000)**

NOTE C - INCOME TAXES (continued)

Deferred tax liability:

Tax liabilities from temporary timing differences	(405,000)	(299,000)
Total net deferred tax asset	**$ 7,562,000**	**$ 5,088,000**

Net Operating Loss
Due to the Corporation's history of taxable income, no valuation allowance is deemed necessary with regard to NOL carryforwards.

Related to the acquisition of Zero Gravity Corporation, the Corporation had net operating loss carryforwards subject to IRC Section 382 totaling $1,910,460 that may be offset against future taxable income. If not used, the carryforwards will expire beginning in 2028. The Corporation used $0 of these net operating loss carryforwards for both the years ended December 31, 2023 and 2022, respectively.

Deferred income taxes are provided for the temporary differences between the carrying values of the Corporation's assets and liabilities for financial reporting purposes and their corresponding income tax basis. These temporary differences are attributable to depreciation and the Corporation's tax basis of accounting for income tax purposes. Differences arise from the tax basis of accounting for tax purposes, which due to income tax laws and regulations, become taxable or deductible in different years than their corresponding treatment for financial reporting purposes. The temporary differences give rise to either a deferred tax asset or liability in the consolidated financial statements. The difference is computed by applying statutory tax rates to taxable or deductible temporary differences based upon the classification (i.e., current or noncurrent) of the asset or liability in the consolidated financial statements, which relate to the particular temporary difference. Generally, the Corporation's tax returns remain open for three years for federal and state income tax examination.

NOTE D - RELATED PARTY LOANS

As of December 31, 2023 and 2022, the outstanding balance due to the stockholders is $60,000 and is reported as a related party loan payable on the accompanying consolidated balance sheets, respectively.

NOTE E - SHORT-TERM LOANS

During 2022, the Corporation entered into a payment agreement with First Insurance Funding in the amount of $1,069,959 to cover the aircraft hull liability insurance premium. Interest on the agreement is 4.45% for the term of the agreement. The loan requires 9 monthly principal and interest payments. Interest expense on the loan totaled $3,746 and $13,008 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $0 and $403,329, respectively.

NOTE E - SHORT-TERM LOANS (continued)

During 2023, the Corporation entered into another payment agreement with First Insurance Funding in the amount of $932,953 to cover the aircraft hull liability insurance premium. Interest on the agreement is 6.28% for the term of the agreement. The interest rate at December 31, 2023 was 6.28%. The loan requires 9 monthly principal and interest payments. Interest expense on the loan totaled $16,659 and $0 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $565,605 and $0, respectively.

During 2023, the Subsidiary received a promissory loan through Bess Ventures and Advisory, LLC (Bess Ventures) for $7,000,000. The loan is payable over monthly payments of $20,000 per each passenger-carrying parabolic flight flown the prior month at an interest rate of 10%. The loan matures on June 30, 2024. As part of the loan agreement, the Corporation plans to sell its aircraft to Bess Ventures. Bess Ventures will then lease the aircraft back to the Corporation. Interest expense on the loan totaled $461,918 and $0 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $7,000,000 and $0, respectively.

During 2023, the Subsidiary received a loan from a related party in the amount of $10,000. The outstanding balance at December 31, 2023 and 2022 totaled $10,000 and $0, respectively.

NOTE F - REVENUE BASED FACTORING AGREEMENT

During 2022, the Corporation entered a revenue based factoring agreement with MW GRP Capital. As part of the agreement, the Corporation factored $851,500 of accounts receivable for a purchase price of $650,000. For the year ended December 31, 2022, the Corporation recognized a loss on factoring of the accounts receivables in the amount of $(201,500), which is included in general and administrative expenses on the consolidated statements of operations. The revenue based factoring agreement was paid off during 2023. As of December 31, 2022, the net liability is shown as a revenue based factoring liability on the consolidated balance sheets.

The net revenue based factoring agreement liability includes the following components for the years ended December 31, 2023 and 2022:

	2023	2022
Accounts receivable	$ 0	$ 662,188
Allowance for doubtful accounts	0	(18,850)
Revenue based factoring liability	0	(851,500)
	$ 0	$(208,162)

NOTE G - LONG-TERM DEBT

The Corporation issued senior unsecured notes that accrue interest at 12% annually. The amount of notes issued totaled $200,000 and $975,417 at December 31, 2023 and 2022, respectively. Accrued interest payable on the senior unsecured notes total $6,071 and $117,050 at December 31, 2023 and 2022, respectively. During 2023, the Corporation converted $106,250 of the senior unsecured notes and $18,677 of accrued interest on the senior unsecured notes to preferred stock of the Corporation. During 2023, the Corporation also paid off $869,167 of the senior unsecured notes and $141,310 of accrued interest.

The Corporation also issued subordinated notes that accrued interest at 9% annually. The amount of the subordinated notes issued totaled $0 and $250,000 at both December 31, 2023 and 2022, respectively. Accrued interest payable on the senior unsecured notes total $0 and $54,185 at December 31, 2023 and 2022, respectively. The subordinated notes and accrued interest were paid off in 2023.

During 2021, the Corporation reached a note agreement with a former director in the amount of $42,000. Interest on the agreement is 6.00% for the term of the agreement. The note agreement will note be paid in full until the senior unsecured notes are fully retired. The outstanding balance at December 31, 2023 and 2022 totaled $0 and $35,000, respectively. Accrued interest payable on the note total $0 and $2,100 at December 31, 2023 and 2022, respectively. The note and accrued interest were paid off during 2023.

During 2021, the Corporation reached a payment agreement with Tatonduk Outfitters Limited, the parent company of Events Air Cargo in the amount of $312,910. Interest on the agreement is 4.50% for the term of the agreement. The loan requires 36 monthly principal and interest payments. Interest expense on the loan totaled $1,655 and $8,285 for the years ended December 31, 2023 and 2022, respectively. The outstanding balance at December 31, 2023 and 2022 totaled $0 and $124,366, respectively. The agreement and accrued interest were paid off during 2023.

Future minimum payments of the long-term debt are as follows:

For Year Ending December 31,	
2024	$ 0
Thereafter	200,000
	200,000
Less current portion	(0)
Long-term portion	**$ 200,000**

NOTE H - FAIR VALUE MEASUREMENTS

Unless disclosed otherwise, the Corporation estimates that the fair value of all financial and non-financial instruments at December 31, 2023 and 2022 did not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying consolidated balance sheets. The estimated fair value amounts have been determined by the Corporation using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Corporation could realize in a current market exchange.

NOTE I - LEASE OBLIGATIONS

The leases have been recorded in accordance with ASC Topic 842. The Corporation has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Corporation classified these leases as operating leases. These leases generally contain renewal options, because the Corporation is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Corporation's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for one of the Corporation's leases, variable payments.

In July 2021, the Subsidiary entered into a new lease agreement for office space in Exploration Park, FL, expiring in July 2024. Rent is payable with a base amount of $339.

In March 2021, the Subsidiary entered into three engine leases expiring in March 2024. Subsequent to year end, the expiration date of the three engine leases was extended until July 2024. Rent is payable at a base amount of $9,500 per lease.

The following summarizes the line items in the consolidated balance sheets which include amounts for operating leases as of December 31, 2023 and 2022:

	2023	2022
Operating Leases:		
Operating lease right-of-use-assets	$ 87,801	$ 431,514
Operating lease liabilities	$(87,801)	$(431,514)

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2023 and 2022:

Weighted average remaining lease term:	
Operating leases	0.26 years
Weighted average discount rate:	
Operating leases	0.95%

NOTE I - LEASE OBLIGATIONS (continued)

The following summarizes the line items in the consolidated statements of operations which include the components of lease expense for the years ended December 31, 2023 and 2022:

	2023	2022
Operating lease expense included in operating expenses	$ 346,068	$ 346,068

The following summarizes cash flow information related to leases for the years ended December 31, 2023 and 2022:

	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 346,068	$ 346,068
Lease assets obtained in exchange for lease obligations:		
Operating leases	$ 0	$ 771,932

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2023 are as follows:

For Year Ending December 31,	
2024	$ 87,873
Thereafter	0
	87,873
Interest	(72)
Total lease liabilities	**$ 87,801**

NOTE J - RETIREMENT PLAN

The Subsidiary maintains a defined contribution retirement plan under the provisions of Internal Revenue Code Section 401(k) covering all eligible employees. The Subsidiary provides elective salary deferrals for eligible employees and non-elective contributions. The Subsidiary contributed $56,061 and $136,134 for the years ended December 31, 2023 and 2022, respectively.

NOTE K - STOCK BASED COMPENSATION PLAN

The Corporation adopted a stock option plan in 2021, which allows for both incentive stock options and non-statutory stock options. At the discretion of the Board of Directors, stock options can be granted to key employees and non-employee directors or consultants.

The Corporation accounts for its stock-based compensation using the fair value based recognition provision prescribed under the appropriate Accounting Standards Codification. The fair value of the options was determined using the Black-Scholes option-pricing method, which values options based on the stock price at the date of grant, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option.

The assumptions used in the Black-Scholes model were as follows:

Stock price at day of grant:	varies based on grant date
Expected life in years:	varies based on grant date
Expected volatility:	10%
Expected dividend yield:	0%
Risk-free interest rate:	1.5%

The stock price at the day of the grant was derived by management and investors at the time the stock was issued. The expected volatility is management's estimation of the degree of unpredictable change over time of the option's stock price. The dividend yield is based on the expected dividend payouts. The risk-free interest rate is the implied yield on available U.S. Treasury bills.

The Corporation recognized compensation expense during of $8,989 and $25,182 for the years ended December 31, 2023 and 2022, respectively.

Options outstanding and available to be exercised at December 31, 2023 and 2022 totaled 248,816 and 165,465 shares, respectively. The exercise price varies based on the Corporation's stock value on the date the recipient chooses to exercise the options. The weighted average remaining contractual life of these options is approximately one year.

During 2023 and 2022, the Corporation did not receive any proceeds from employees upon exercise of options.

NOTE L - STOCK WARRANTS AND EQUITY INCENTIVE PLAN

In December 2019, the Corporation issued warrants to holders of senior secured notes to purchase shares of preferred stock at an exercise price of $0.25. The warrants expire in December 2026. The warrants qualify for equity classification and were recorded at the grant date fair value based on the Black-Scholes model.

NOTE L - STOCK WARRANTS AND EQUITY INCENTIVE PLAN (continued)

The Corporation accounts for its stock-based compensation using the fair value based recognition provision prescribed under the FASB Accounting Standard Codification. Fair value of the warrants was determined using the Black-Scholes option-pricing method, which values options based on the stock price at the date of grant, the expected life of the option, the estimated volatility of the stock, the expected dividend payments, and the risk-free interest rate over the expected life of the option. The assumptions used in the Black-Scholes model were as follows:

Stock price at day of grant:	$0.075
Expected life in years:	varies based on grant date
Expected volatility:	10%
Expected dividend yield:	0%
Risk-free interest rate:	0.18%

The stock price at the day of the grant was derived by management and investors at the time the stock was issued. The expected volatility is management's estimation of the degree of unpredictable change over time of the option's stock price. The dividend yield is based on the expected dividend payouts. The risk-free interest rate is the implied yield on available U.S. Treasury bills.

The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions, changes in these assumptions can materially affect the fair value of the options, and since the Corporation's options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

The Corporation recognized compensation expense of $0 for both the years ended December 31, 2023 and 2022, respectively.

NOTE M - PREFERRED STOCK

During 2023 and 2022, the Corporation issued 92,833 and 857,143 shares of preferred stock, respectively. Each outstanding share of preferred stock bears a cumulative cash dividend of 9% per year. Dividends that are not declared are accrued until the any dividend is declared. The preferred stock generally votes together as a single class. The determination to pay cash dividends on the Corporation's preferred stock is at the discretion of the Corporation's Board of Directors. Upon liquidation or dissolution of the Corporation, holder of preferred stock are entitled to receive assets available for distribution before holders of common stock.

NOTE N - REVERSE STOCK SPLIT

During 2022, the Corporation authorized a reverse stock split of the issued and outstanding shares of Common Stock at a ratio of one-for-twenty (1 for 20). The Corporation also authorized the same reverse stock split on all shares of the stock based compensation plan.

NOTE O - CASH FLOW INFORMATION

Net cash provided by operating activities reflects cash payments for income taxes of $0 for both the years ended December 31, 2023 and 2022, respectively.

Cash payments for interest totaled $543,574 and $171,059 for the years ended December 31, 2023 and 2022, respectively.

NOTE P - SUBSEQUENT EVENTS

Management evaluated the activity of the Corporation through May 20, 2024, the date the consolidated financial statements were available to be issued.

Subsequent to year-end, the Subsidiary issued $2,575,000 of senior unsecured notes and the expiration date of the three engine leases was extended until July 2024.

EXHIBIT B

Form of Security

ZERO-GRAVITY HOLDINGS, INC.
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of
Zero-Gravity Holdings, Inc.
505 Odyssey Way, #410
Exploration Park, FL 32953

Ladies and Gentlemen:

The undersigned (the "**Investor**") understands that Zero-Gravity Holdings, Inc., a Nevada corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors up to 1,428,571 shares of its Common Stock ("**Securities**") at a price of $3.50 per Share (the "**Purchase Price**"); *provided, however*, the Company will offer (i) a twenty percent (20%) discount to Investors investing in the Offering from September 13, 2024 up to and including September 19, 2024 at 11:59 pm prevailing Pacific Time, resulting in a price of $2.80 per Share, (ii) a ten percent (10%) discount to Investors investing in the Offering from September 20, 2024 up to and including October 3, 2024 at 11:59 pm prevailing Pacific Time, resulting in a price of $3.15 per Share and (iii) a five percent (5%) discount to Investors investing in the Offering from October 4, 2024 up to and including October 17, 2024 at 11:59 pm prevailing Pacific Time, resulting in a price of $3.33 per Share. The minimum amount or target amount to be raised in the Offering is $49,997.50 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,999,998.50 (the

"**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Securities on a first-come, first-serve basis. The Company is offering the Securities to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a cash commission as follows: greater of (A) a fee of six percent (6%) of the dollar amount raised in the Offering or (B) a cash fee of twelve thousand dollars ($12,000.00). In addition, the Company will pay the Portal a securities commission equivalent to two percent (2%) of the dollar value of the Shares issued to the investors in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/zerogravity (the "**Deal Page**").

1.   Subscription; Custodian; Securities Entitlement.

(a)   Subscription. Subject to the terms of this Subscription Agreement and the Form C, the Investor hereby subscribes to purchase the number of Securities equal to the quotient of the Investor's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Subscription Agreement is countersigned and delivered on the Company's behalf and subject to Section 3. No person may subscribe for Securities in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

(b)   Custodian; Securities Entitlement. The Company and the Investor authorize Brassica Trust Company LLC and its successors and assigns (the "**Custodian**"), as the custodian for the benefit of the Investor, to hold the Securities and any securities that may be issued upon conversion thereof in registered form in its name or the name of its nominees for the benefit of the Investor and the Investor's permitted assigns. The Investor acknowledges and agrees that upon any acceptance of this Subscription Agreement, the Company shall issue and deliver the Securities to the Custodian, who shall solely hold such securities for the benefit of the Investor and shall be a "protected purchaser" of such Shares within the meaning of Section 104.8303 of the Nevada Revised Statutes, which shall be in book entry uncertificated form, and that the Investor shall hold and acquire only a "securities entitlement" within the meaning of Section 104.8501 of the Nevada Revised Statutes in the Securities equal to the ratio of the Investor's purchase amount to the aggregate purchase amounts of the Securities in the Offering. Company and Investor acknowledge and agree that the Custodian may assign any and all of its agreements with Investor, delegate its duties thereunder, and transfer Investor's Securities to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without the consent of the Investor or the Company. Investors acknowledges and agrees that Investor may not assign or transfer any of its rights or obligations under such agreements without the Custodian's prior written consent, and any attempted transfer or assignment in violation hereof shall be null and void.

2.   Closing.

(a)   Closing. Subject to Section 3(b), the closing of the sale and purchase of the Securities pursuant to this Subscription Agreement (the "**Closing**") shall take place through the Portal on date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") in accordance with the Form C.

(b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

(i)　　prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Securities in an aggregate investment amount of at least the Target Offering Amount;

(ii)　　at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Securities having an aggregate investment amount of at least the Target Offering Amount; and

(iii)　　the representations and warranties of the Company contained in <u>Section 7</u> hereof and of the Investor contained in <u>Section 5</u> hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3.　　<u>Termination of the Offering; Other Offerings</u>. The Investor understands that the Company may terminate the Offering at any time. The Investor further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4.　　<u>Undersigned's Representations</u>. The Investor represents and warrants to the Company and the Company's agents as follows:

(a)　　The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The Investor can bear the economic risk of this investment and can afford a complete loss thereof; the Investor has sufficient liquid assets to pay the full purchase price for the Securities; and the Investor has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the Investor's investment in the Company.

(b)　　The Investor acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the Investor by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Securities or otherwise about the success of the Company.

(c)　　The Investor (i) either qualifies as an "accredited investor" as defined by Rule 501(a) promulgated under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The Investor agrees and covenants that the Investor will maintain accurate and up-to-date contact information (including email and mailing address) on Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)　　The Investor has received and reviewed a copy of the Form C. With respect to information provided by the Company, the Investor has relied solely on the information contained in the Form C to make the decision to purchase the Securities and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the Investor's investment in the Securities.

(e)　　The Investor confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities. The Investor acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the Investor's authority or suitability to invest in the Securities.

(f)   The Investor is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The Investor has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(g)   The Investor understands that, unless the Investor notifies the Company in writing to the contrary at or before the Closing, each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(h)   The Investor acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the Investor.

(i)   The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The Investor has up to 48 hours before the Offering Deadline to cancel the Investor's subscription and receive a full refund.

(k)   The Investor confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Company and the Investor has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the Investor.

(l)   The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

(m)   The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities

Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information provided by the Investor to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The Investor understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The Investor understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(o)   The Investor agrees that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. The Investor's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Investor's jurisdiction.

(q)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(s)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(t)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by

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applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The Investor hereby represents and agrees that if the Investor's country of residence or other circumstances change such that the above representations are no longer accurate, the Investor will immediately notify Company. The Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the Investor of the Subscription Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Amount.

(v)   HIGH RISK INVESTMENT. **THE INVESTOR UNDERSTANDS THAT AN INVESTMENT IN THE SECURITIES INVOLVES A HIGH DEGREE OF RISK**. The Investor acknowledges that (a) any projections, forecasts or estimates as may have been provided to the Investor are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the Investor has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

5.   Company Representations. The Investor understands that upon issuance to the Investor of any Securities, the Company will be deemed to have made the following representations and warranties to the Investor as of the date of such issuance:

(a)   Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   Enforceability. This Subscription Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Subscription Agreement, the Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued hereunder, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   No Conflict. The execution, delivery and performance of and compliance with this Subscription Agreement and the issuance of the Securities will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

(f)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(g)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(h)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in section 3 of the Investment Company Act of 1940 and is not excluded from the definition of investment company by section 3(b) or section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation CF. The Company has a specific business plan and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation CF during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(i)   Transfer Agent. Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the

Company with respect to the Securities.

6.   Indemnification. The Investor acknowledges that the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates, are relying on the truth and accuracy of the foregoing representations and warranties in offering Securities for sale to the Investor without having first registered the issuance of the Securities under the Securities Act or the securities laws of any state. The Investor also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the Investor agrees to indemnify and hold harmless the Company and the Custodian and each of their respective founders, officers, directors, employees, agents, and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

7.   Market Stand-Off and Power of Attorney.

(a)   In connection with any IPO (as defined below), the Investor shall not directly or indirectly, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then issued hereunder or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise. Such restriction (the "**Market Stand- Off**") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter (the "**Lock-up Period**"). In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions.

(b)   The foregoing provisions will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding common stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for common stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of these provisions will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with the above or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The

Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company:

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   For consideration received and acknowledged, each Investor, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this section and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

(e)   "**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the SEC and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting Company in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

(f)   "**Capital Stock**" means the capital stock of the Company, including, without limitation, common stock and preferred stock.

8.   <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the Investor shall be irrevocable. The Company, the Custodian and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Securities given by the Investor in written or electronic form. The Custodian and the Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the Investor.

9.   <u>Legend</u>. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10.   Notices. All notices or other communications given or made hereunder shall be in writing and delivered to the Investor's email address provided to the Portal or to the Company at the address set forth at the beginning of this Subscription Agreement, or such other place as the Investor, the Investor or the Company from time to time designate in writing in or through the Portal.

11.   Governing Law. Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the Nevada without regard to the principles of conflicts of laws.

12.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

13.   Entire Subscription Agreement. This Subscription Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

14.   Waiver, Amendment. Any provision of this Subscription Agreement may be amended, waived or modified only upon the written consent of the majority of the holders of capital stock entitled to vote as outlined in the Company's charter (the "**Lead**").

15.   Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

16.   Invalidity of Specific Provisions. If any provision of this Subscription Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Subscription Agreement, such provision shall be fully severable; this Subscription Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Subscription Agreement, and the remaining provisions of this Subscription Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Subscription Agreement.

17.   Titles and Subtitles. The titles of the sections and subsections of this Subscription Agreement are for convenience of reference only and are not to be considered in construing this Subscription Agreement.

18.   Counterparts. This Subscription Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

19.   Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Subscription Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

20.   Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

21.   Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material, or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

22.   Notification of Changes. The Investor hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the Investor contained in this Subscription Agreement to be false or incorrect. The Investor agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

23.   Tokenization and Fractionalization. The Company has the right, but not the obligation, to mint and distribute to, or for the benefit of, the Investor one or more types of digital tokens ("**Tokens**") on a blockchain network, which may serve as a digital representation of, securities entitlement or economic arrangement to, the Securities or as a technological means of providing a transfer instruction to the Company or an entitlement order to a securities intermediary holding the Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock on behalf of others. Tokens, if issued, may embody certain rights, preferences, privileges, and restrictions of the respective Securities to which they relate or may provide the means to give such instructions or entitlement orders. All securities issued under this instrument, whether in the form of Tokens or otherwise, may be issued in whole or fractional parts, in the Company's sole discretion.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of_____.

COMPANY:

ZERO-GRAVITY HOLDINGS, INC.

By:_____
Name: Kevin Sproge
Title: Chief Executive Officer

INVESTOR:

By:_____
Name:_____
Title:_____

EXHIBIT C

Custody Agreement


CUSTODY AGREEMENT
(v04302024)


YOU SHOULD READ THE TERMS AND CONDITIONS OF THIS AGREEMENT CAREFULLY AS IT AFFECTS YOUR RIGHTS AND REMEDIES AS A CLIENT WITH ASSETS WITH BRASSICA TRUST COMPANY LLC (THE "CUSTODIAN").

THE CUSTODIAN IS ACTING AS A CUSTODIAN FOR THE ASSETS OF CERTAIN INVESTORS. THE CUSTODIAN IS NOT A BANK OR OTHER STATE OR FEDERAL REGULATED FINANCIAL INSTITUTION IN THE BUSINESS OF ACCEPTING DEPOSITS.

EXCEPT TO THE EXTENT OTHERWISE NOTIFIED TO YOU BY THE CUSTODIAN, NO ASSETS CONVEYED TO THE CUSTODIAN WILL BE INSURED BY THE U.S. FEDERAL DEPOSIT INSURANCE CORPORATION (FDIC).

THE CUSTODIAN HAS NO FIDUCIARY DUTY, RESPONSIBILITY, OR LIABILITY TO ANY PERSON THAT DEPOSITS ASSETS WITH IT.

THE CUSTODIAN MAY HOLD SECURITIES, DIGITAL ASSETS, AND U.S. DOLLARS.

HOLDING DIGITAL ASSETS CARRIES WITH IT UNIQUE RISKS, INCLUDING (BUT NOT LIMITED TO): (A) DIGITAL ASSETS MAY NOT BE REPLACED IF LOST OR STOLEN; (B) THE MARKET FOR DIGITAL ASSETS IS EXTREMELY VOLATILE AND YOUR DIGITAL ASSETS MAY LOSE VALUE OR YOU MAY NOT BE ABLE TO FIND A MARKET TO RESELL YOUR DIGITAL ASSETS; (C) THE REGULATORY REGIME FOR DIGITAL ASSETS IS VERY UNSETTLED AND CHANGES IN LAW MAY ADVERSELY AFFECT THE VALUE OF YOUR DIGITAL ASSETS OR YOUR RIGHTS AS AN OWNER OF DIGITAL ASSETS; AND (D) DIGITAL ASSETS CAN BE LOST OR STOLEN THROUGH FAILURE OF ELECTRONIC SYSTEMS AND THEFT THROUGH DIGITAL PIRACY.

FURTHER, CONTRIBUTING DIGITAL ASSETS TO THE CUSTODIAN INCLUDE THE FOLLOWING RISKS:

- WHILE DIGITAL ASSETS CAN BE INSURED, THE CUSTODIAN MAKES NO ASSURANCE THAT IT WILL ENSURE ANY DIGITAL ASSETS CUSTODIED WITH IT OR THAT SUCH INSURANCE WOULD BE SUFFICIENT TO COVER ANY LOSS SUFFERED BY IT.
- DIGITAL ASSETS CUSTODIED WITH THE CUSTODIAN WILL BE HELD IN CUSTODY IN FUNGIBLE BAILMENT UNDER THE LAWS OF THE STATE OF WYOMING. WHILE DIGITAL ASSETS WILL BE SEGREGATED FROM THE DIGITAL ASSETS OF THE CUSTODIAN, THEY WILL NOT BE SEGREGATED FROM THE FUNGIBLE DIGITAL ASSETS THE CUSTODIAN HOLDS FOR OTHER CUSTOMERS.
- YOU AND YOUR LEGAL COUNSEL SHOULD SATISFY YOURSELVES THAT YOU UNDERSTAND YOUR RIGHTS, AND THE LIMITATIONS TO IT, FOR HAVING DIGITAL ASSETS IN CUSTODY IN FUNGIBLE BAILMENT UNDER WYOMING LAW.

Client Full Legal Name:	

This Custody Agreement ("*Agreement*") contains the terms and conditions that govern the services provided by Brassica Trust Company LLC, a Wyoming limited liability company ("*Brassica*" or "*Custodian*") and is entered into by and between Brassica and Client named above and is effective as of the Client's date of signature below ("*Effective Date*"). Custodian and Client are sometimes referred to herein individually as a "*Party*" and together as the ("*Parties*"). The Parties agree as follows:

Section 1.   Definitions

For purposes of this Agreement and any exhibit or schedule hereto, the following terms will have the meanings ascribed to them below:

"*Account(s)*" means one or more custody accounts, controlled, and secured by the Custodian on behalf of the Client in accordance with this Agreement, to store certain Securities, Eligible Assets, and Cash.

"*Affiliated Agent*" means any affiliate of the Custodian.

"*Airdrop*" means a distribution of a new Digital Asset resulting from the ownership or control of a separate Digital Asset, smart contract, wallet addresses and/or Digital Assets. For the purposes of Section 8, an "*Applicable Airdrop*" is an Airdrop for which the distribution of new Digital Assets can be definitively calculated according to its distribution method, such as a pro-rata distribution based on the amount of the relevant Digital Assets held at a specified time; a "*Non-Applicable Airdrop*" is an Airdrop for which the distribution of new Digital Assets cannot be definitively calculated on the basis of identifiable Digital Assets, smart contract rights, wallet addresses, and/or Digital Assets ownership or control, such as a random distribution.

"*Assets*" means Securities, Eligible Assets, and Cash that have been delivered to the Custodian to be credited to one or more Accounts established and maintained by the Custodian on behalf of the Client, in each case until such Assets are withdrawn (or cease to be Eligible Assets, as applicable) pursuant to this Agreement.

"*Authenticated Instruction*" means an Instruction that has been confirmed as originating from an Authorized Person through a video conference call, an email, an online transaction, the use of a mobile phone application or hardware security module, the transfer of a SIT, or other method of authentication in accordance with procedures specified by the Custodian from time to time as required to be used in connection with the services hereunder.

"*Authorized Agent*" means any Person designated by the Client to act on behalf of the Client and identified on the Firm Authorized User Form(s).

"*Authorized Person*" means the Persons identified on the Firm Authorized User Form(s) completed by the Client or the Authorized Agent.

"*Blockchain Address*" means a public address on a blockchain in which a record of Eligible Assets can be held (including, without limitation, a bitcoin address for the asset commonly known as bitcoin).

"*Business Day*" means any day on which the Federal Reserve Bank of Kansas City is open for business.

"*Cash*" means U.S. dollars.

"*Credit Request(s)*" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to remove or receive certain Assets to its Account.

"*Cut-Off Time*" means a time specified by the Custodian from time to time on Business Days when the Custodian is open for business in the ordinary course.

"*Debit Request(s)*" means the applicable Proper Instructions sent by or on behalf of the Client to the Custodian to add or receive certain Assets to its Account.

"*Delivery*" (or "*Deliver*" or "*Delivered*") means the transfer of Eligible Assets to one or more blockchain addresses controlled by the receiving party and provided by the receiving party to the sending party for such transfer. Eligible Assets will be considered Delivered to the Custodian after the prevailing number of network confirmations as required by the Custodian from time to time have occurred on the blockchain used for the transaction transferring the Eligible Assets.

"***Digital Asset***" means a digital asset (also called a "cryptocurrency," "virtual currency," "digital currency," or "digital commodity"), such as bitcoin, which is based on the cryptographic protocol of a computer network that may be (i) centralized or decentralized, (ii) closed or open-source, and (iii) used as a medium of exchange and/or store of value and includes a "digital asset" as defined in Wyo. Stat. § 34-29-101(a)(i).

"***Eligible Assets***" means Digital Assets that are supported by the Custodian in its sole discretion. Eligible Assets will also mean any Forked Digital Asset that the Custodian, in its sole discretion, chooses to support pursuant to Section 8.

"***Force Majeure Event***" means any event due directly or indirectly to any cause or condition beyond the reasonable control of the Custodian, such as, but not limited to: changes in the functioning or features of Eligible Assets or the software protocols that govern their operation; sabotage or fraudulent manipulation of the protocols or network that govern Eligible Assets; changes in applicable Law; cybersecurity attacks, hacks or other intrusions; a System Failure; suspension or disruption of trading markets; requisitions; involuntary transfers; failure of utility services; fire; flooding; adverse weather or events of nature; explosions; acts of God, pandemics, epidemics, civil commotion, strikes or industrial action of any kind; riots, insurrection, terrorist acts; war (whether declared or undeclared); or acts of government or government agencies (U.S. or foreign).

"***Fork***" means a change due to the actions of third parties to the source code of a Digital Asset to use block validation or consensus rules that differ from those defined in the source code version for the Digital Asset specified in Section 2.2.

"***Forked Digital Asset***" means the resulting branches of a Digital Asset that has undergone a Fork.

"***Governmental Authority***" means any governmental body at the supranational, national, state, county, province, city, municipal, local or any other level, any agency, authority, instrumentality, regulatory body, quasi-regulatory authority, administrative tribunal, central bank, public office, court, arbitration or mediation panel, or other entity or subdivision exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of government, securities exchange or self-regulatory organization, in each case in any jurisdiction.

"***Ineligibility Determination***" has the meaning set forth in Section 2.5.

"***Instructions***" mean communications, including entitlement orders, received by the Custodian through an on-line communication system, by e-mail, or other method or system, as specified by the Custodian from time to time as available for use in connection with the services hereunder.

"***Law***" means each of the following, including any updates thereto throughout the Term, to the extent applicable: any and all supranational, national, state, provincial or local laws, treaties, rules, regulations, regulatory guidance, directives, policies, orders or determinations of (or agreements with), and mandatory written direction from (or agreements with), any Governmental Authority or other regulatory authority, including export laws, sanctions regulations, and all federal and state statutes or regulations relating to banking, stored value, money transmission, unclaimed property, payment processing, telecommunications, unfair or deceptive trade practices or acts, anti-corruption, trade compliance, anti-money laundering, terrorist financing, "know your customer," securities, commodities, derivatives, other financial products or services, privacy or data security.

"***Person***" means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, governmental body or other entity, association, or organization of any nature. Any reference herein to any Person will be construed to include such Person's successors and assigns.

"***Platform Provider***" means the third-party hosted application that electronically refers the Client to the Custodian for access to the services hereunder.

"***Proper Instructions***" means: (a) With respect to Debit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) that is confirmed by an Authenticated Instruction from at least one additional Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (b) With respect to Credit Requests, an Authenticated Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); (c) With respect to sale or purchase orders of any Asset, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person) through the user interface specified by the Custodian to submit sale or purchase orders for Assets; (d) With respect to requests not involving the transfer of any Assets, an Instruction delivered by an Authorized Person (or Person that the Custodian believes in good faith to be an Authorized Person); and (e) With respect to Securities Debit Requests, the transfer of a SIT as further defined and conditioned in the applicable sections of this Agreement.

"**_Securities_**" means, without limitation, common stock and other equity securities, bonds, debentures and other debt securities, notes mortgages or other obligations, and any instruments representing rights to receive, purchase, or subscribe for the same, or representing any other rights or interests therein.

"**_System Failure_**" means a failure of any computer hardware or software used by the Custodian or a service provider to the Custodian, or any telecommunications lines or devices used by the Custodian or a service provider to the Custodian.

"**_Taxes_**" means all federal, state, local, foreign, and other taxes, government fees or the like, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, franchise taxes, capital stock taxes, sales taxes, use taxes, ad valorem, or value-added taxes, employment and payroll-related taxes, withholding taxes, and transfer taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest thereon, and fines and penalties imposed in connection therewith.

"_**Trade Order**_" means a sale or purchase order in the form of Proper Instructions.

Section 2.   Appointment of Custodian and Accounts

2.1   Appointment of Custodian. Client hereby appoints Custodian to perform the services specified hereunder pursuant to the terms and conditions set out herein, and Custodian hereby accepts such appointment pursuant to the terms and conditions set out herein. The Custodian is a Wyoming-chartered public trust company and will be agent or principal with respect to any actions taken by the Custodian with respect to the purchase and sale services pursuant to Section 4 of this Agreement, subject to Section 12.4(g).

2.2   Establishment of Accounts. The Client authorizes, approves, and directs the Custodian to establish and maintain on its books, in the name of the Client, pursuant to the terms of this Agreement one or more Accounts. The establishment of the Accounts in the name of the Client will be subject to successful completion of the Custodian's screening procedures, as determined by the Custodian in its sole discretion.

2.3   Treatment of Assets

(a)   Cash held for the Client in Account(s) may be held by the Custodian in an omnibus, non-interest bearing cash account, along with the Cash of other customers of the Custodian. The Custodian may hold Cash in an Account subject to and in accordance with applicable local Law, rules, or practices. The Client hereby acknowledges and agrees that the Custodian will have no right, interest, or title to any Cash that the Client elects to store with the Custodian, and that any such Cash will not be an asset on the balance sheet of the Custodian. In addition, the Client hereby acknowledges and agrees that the Custodian may hold any Cash received by it from or on behalf of the Client in one or more omnibus bank accounts, at depository institutions or in money market accounts, in each case at the Custodian's sole discretion. Each omnibus account constitutes a banking relationship between the Custodian and a depository institution and does not constitute a custodial relationship between the Custodian and such depository institution and does not create or represent any relationship between the Client and any such depository institution. In addition, any money market account will be in the name of the Custodian and will be maintained separately and apart from the Custodian's business, operating, and reserve accounts. Any such money market account will constitute an investment account between the Custodian and the asset management firm of such money market account and will not create or represent any relationship between Client and any asset management firm.

(b)   The Parties agree that all Digital Assets credited to the Account(s) will be treated as being held in custody under a fungible bailment pursuant to Wyo. Stat. § 34-29-104(d)(i). Client will retain ownership and title in all Digital Assets put in custody with the Custodian.

(c)   The source code version for each Eligible Asset held in the Account(s) is available at https://www.brassicatrust.com/eligible-assets ("**_Eligible Asset Page_**").

(d)   The Parties acknowledge and agree that each Asset held in the Account(s) is treated as required under applicable Law. The Parties acknowledge and agree that all Assets held in custody by the Custodian, and all transactions related to the Assets, will be in the State of Wyoming.

2.4   Omnibus Wallet for Digital Assets

(a)   Client hereby elects, pursuant to Wyo. Stat. § 34-29-104(d)(i), the Custodian to hold Digital Assets in the held in the Account in custody in an omnibus wallet structure, in fungible bailment with the Digital Assets of other customers of the Custodian (an "**_Omnibus Wallet_**"). The Client agrees that the Eligible Assets that are transferred by the Client to the Custodian or acquired by the Client through Trade Orders (collectively, the "**_Client Digital Assets_**") will be held in fungible bailment with those Digital Assets of other clients of the Custodian that are based on the same cryptographic protocol or consensus rules of a computer network that are also held in the Omnibus Wallet by the Custodian on behalf of such other clients. The Client acknowledges that the redelivery rights of the Client in respect of the Client Digital Assets are not necessarily for the same Digital Assets as the Client Digital Assets (or addresses or accounts or unspent transaction outputs that are associated with the Client Digital Asset), but rather will be in respect of an equal quantity of Digital Assets that are based on the same cryptographic protocol or consensus rules of a computer network as the Client Digital Asset.

(b) The Custodian will manage private keys associated with Client Digital Assets on behalf of the Client, subject to the terms of this Agreement.

(c) A portion of the Digital Assets held for clients in the Omnibus Wallet may be held within an offline storage system used by the Custodian in connection with the storage or maintenance of the Digital Assets at the Custodian's discretion.

2.5 **Acceptance and Holding of Assets**

(a) The Custodian will determine in its sole discretion whether to accept Digital Assets of any kind for custody in the Account(s). Digital Assets that are accepted for custody in the Account(s) will be deemed Eligible Assets. If the Custodian determines in its sole discretion that, due to legal, regulatory, operational, security or reputational risk, a Client Digital Asset currently held in custody is no longer an Eligible Asset ("***Ineligibility Determination***"), the Custodian will (i) deliver the Client written notice of such Ineligibility Determination, (ii) provide no other services with respect to any such Client Digital Asset, except for Digital Asset Debit Requests and the services described in this Section 2, following such Ineligibility Determination, and (iii) within 60 Business Days, or if that is not commercially reasonable, as soon as practicable, of the delivery of the Ineligibility Determination, Deliver Digital Assets that are of the same type as the Client Digital Assets (as set forth in Section 2.4(a) in the amount of the Client Digital Assets subject to the Ineligibility Determination.

(b) All Assets held hereunder may be registered in the name of Custodian, any entity authorized to hold Assets pursuant to this Agreement or any nominee of the Custodian or any such authorized entity.

2.6 **Designation and Segregation of Assets**. The Custodian will segregate on its books and records all Client Digital Assets from the proprietary property of the Custodian; provided that the Custodian may maintain in the Omnibus Wallet an amount of proprietary Digital Assets that are used for operational or other purposes. The ownership and custody of all of the Client's Assets, including the Client Digital Assets, will be recorded in the Custodian's books and records as required under applicable Law.

2.7 **Classification of the Digital Assets in any Account**. Any and all Digital Assets in the Account(s) will be treated as "financial assets" under Wyo. Stat. § 34.1-8-102, Uniform Commercial Code, (***UCC Article 8***). The Custodian is a "securities intermediary" as used in UCC Article 8 with respect to Digital Assets, and the Account relating thereto is a "securities account" as used in UCC Article 8. As stated in UCC Article 8, "the characterization of a person, business, or transaction for purposes of this [UCC Article 8] does not determine the characterization of the person, business, or transaction for purposes of any other law, regulation, or rule," and does not define the status of the Custodian, nor any account, service, and/or Digital Asset under any legal framework, including the United States Commodity Exchange Act, and any federal, state, or foreign securities law or regulation. The status of an Account pursuant to UCC Article 8 permits certain rights, control, and the perfection of securities interested in such Account and the Digital Assets relating to and held in the Account.

2.8 **Nature Account(s) holding Digital Assets**. The Client agrees that (a) each Account holding Digital Assets is a special account over which the Custodian has a bailment, and (b) any Digital Asset deposited by the Client with the Custodian will be done so for the purpose of creating a bailment in such special account.

Section 3. **Transfers of Assets**

3.1 **Transfers of Digital Assets**

(a) **Digital Asset Credits**. Subject to the terms of this Agreement, the Client may transfer Eligible Assets from itself, an external provider or other third parties to the Account(s). In advance of any such transfer, the Client will send the Custodian a Digital Asset Credit Request. The Custodian is not obligated to credit any Digital Assets to the Account before the Custodian actually receives such Digital Assets by final settlement.

    (i) Upon receiving a Digital Asset Credit Request and verifying that such Digital Assets constitute Eligible Assets, and that such request complies with Section 5.2, the Custodian will generate and deliver to the Client a recipient address and complete any Delivery to the Account within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after receipt of the Client's Digital Assets at the recipient address specified by the Custodian to the Client (or at an address previously specified by the Custodian to the Client and not subsequently identified to the Client as invalid), subject to successful completion of the Custodian's screening procedures. The Custodian will monitor associated nodes, as determined to be necessary by the Custodian in its sole discretion, for incoming transactions. The Custodian will advise the Client of Eligible Assets availability after Eligible Assets have been Delivered to the Account.

(b) **Digital Asset Debits**. Subject to the terms of this Agreement, the Client may Deliver Eligible Assets from the Account by sending the Custodian a Digital Asset Debit Request.

        (i) Upon receiving the Digital Asset Debit Request and verifying that such request complies with Section 5.B, the Custodian will initiate the transfer and broadcast the Digital Asset Debit Requests to the blockchain supporting the relevant Eligible Asset within the period (which may be denominated in minutes, hours, days, or by a number of confirmations occurring on the relevant blockchain) set forth with respect to each such Eligible Asset on the Eligible Asset Page after the Custodian receives such Digital Asset Debit Request, subject to successful completion of the Custodian's screening procedures. The Custodian reserves the right to take additional time beyond the period set forth on the Eligible Asset Page if such time is required to verify security processes for large or suspicious transactions. Any such processes will be executed reasonably and in accordance with the Custodian's documented protocols, which may change from time to time at the sole discretion of the Custodian.

        (ii) Within two Business Days of receiving a Digital Asset Debit Request, the Custodian will provide the Client with a confirmation of a pending debit transaction within two Business Days of receiving the Digital Asset Debit Request.

        (ii) If the Custodian receives a Digital Asset Debit Request that would result in the transfer of Eligible Assets from the Account exceeding the credit to the Account for that Eligible Asset, the Custodian may, in its sole and absolute discretion, reject such Instructions.

(c) **Risk in Relation to Eligible Asset Transactions**. The Client will bear the sole risk and expense associated with transferring or in respect of Eligible Assets (except to the extent otherwise specifically provided in this Agreement), including with respect to Custodian's delays or inability to achieve final settlement as required by this Agreement. The Client acknowledges and agrees that certain blockchain protocol requirements applicable to the Delivery of a Digital Asset, and Digital Assets generally, that may cause the transfer not be deemed settled and completed until such time as: (a) the applicable transaction data has been recorded in an initial block and a certain number of subsequent blocks have been added to the applicable blockchain such that each block added after that initial block results in one confirmation, (b) the applicable transaction has met a different confirmation protocol method requirements applicable to a specific Digital Asset or Digital Asset network; and/or (c) as agreed to by the Parties and confirmed in writing, the transaction has met a different confirmation or protocol requirement. Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Delivery of a Digital Asset will only be deemed settled and completed if the relevant transaction(s), including all required confirmation(s), is included in the current longest chain, or current valid chain, of the applicable blockchain.

3.2 Transfers of Cash

(a) **Cash Credits**. Subject to the terms of this Agreement, the Client may transfer Cash into the Client's Account from a third-party bank account or a third party by sending the Custodian a Cash Credit Request.

        (i) Upon receiving the Cash Credit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer to the Account within two Business Days after receipt of the Cash Credit Request. If a Cash Credit Request is received after the Cut-off-Time, such transfer will be completed within two Business Days of the following Business Day.

        (ii) The Custodian will not accept, for the benefit of Client, Cash credits from third parties. Cash credits will only be accepted from banks that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the related Account. This prohibition may be modified by mutual written agreement of Client and the Custodian in order to accommodate Client's receipt of Cash credits from its subscribers and may be subject to additional terms, conditions, and fees.

(b) **Cash Debits**. Subject to the terms of this Agreement, the Client may transfer Cash from the Account to an account at a third-party bank established and maintained in the name of the Client or in the name of a third party by sending the Custodian a Cash Debit Request.

        (i) Upon receiving the Cash Debit Request and verifying that such request complies with Section 5.2, the Custodian will complete any transfer from the Account within two Business Days after receipt of the Cash Debit Request. If a Cash Debit Request is received after the Cut-off Time, such transfer will be completed within two Business Days of the following Business Day.

        (ii) Such transfer may only be effected via wire transfer or ACH.

        (iii) Cash debits are only permitted to bank accounts that have been approved through Custodian's BSA/AML program and are in the name of an individual or an institution named on the recipient's account.

3.3 Transfers of Securities

(a) **Securities Credits**. Subject to the terms of this Agreement, the Client may transfer Securities from itself, an external provider, or other third parties to the Account. Prior to any such transfer, the Client will send the Custodian a Securities Credit Request. The

Custodian is not obligated to credit any securities to the Account before the Custodian actually receives such Securities by final settlement.

(i)   Upon receiving a Securities Credit Request and verifying the transferred securities and that such request complies with Section 5.2, the Custodian will provide the Client with settlement instructions, including specific account details and delivery instructions. The Client will initiate the transfer by instructing their current holding institution or broker to deliver the Securities to the Custodian. The transfer will be executed following established industry practices and relevant regulations.

(ii)   The Custodian will reconcile the received Securities with the Client's Account records and confirm the successful transfer to the Account.

(b)   **Securities Debits**. Subject to the terms of this Agreement, the Client may initiate the transfer of Securities from the Account by sending the Custodian a Securities Debit Request.

(i)   Upon receiving the Securities Debit Request and verifying the request complies with Section 5, the Custodian will provide the Client with settlement instructions for the requested transfer. The Client will follow the provided instructions to initiate the transfer from the Account.

(ii)   The Custodian will provide the Client with a confirmation of the pending debit transaction.

(iii)   If a Securities Debit Request would result in the transfer of Securities exceeding the available balance in the Account, the Custodian may reject such instructions at its sole discretion.

(iv)   If the Client separately maintains one or more blockchain-based tokens, including self-custodied blockchain-based tokens, associated with securities entitlements in the Account ("*Security Instruction Token(s)*" or "*SIT(s)*"), and the Client subsequently sells or otherwise transfers SITs on a third-party securities exchange, alternative trading system, or similar trading venue, the Client acknowledges and agrees that the Custodian will recognize such transfer as a Proper Instruction by the Client to the Custodian, and Custodian shall transfer a corresponding amount of securities entitlements from the Client's Account to the account of the acquirer of such SITs.

(c)   **Risk in Relation to Securities Transactions**. The Client will bear the sole risk and expense associated with the transfer of Securities, including any delays or inability to achieve final settlement as required by this Agreement. The Custodian will follow established industry practices and relevant regulations to facilitate the timely settlement of securities transactions. However, the Custodian will not be liable for any delays or failures in settlement arising from circumstances beyond its reasonable control or that are attributable to the actions or omissions of third parties involved in the settlement process. The Client acknowledges that the settlement of Securities may involve intermediary entities, such as clearinghouses, depositories, or transfer agents, and that the Custodian's role is limited to the custody and transfer of the Securities as instructed by the Client.

3.4   **Request for Additional Information**. The Client will promptly provide to the Custodian any additional information requested regarding the source or ownership of the Assets subject to a Credit Request or the recipient of Assets subject to a Debit Request.

3.5   **Transfer Fees**. Transfers of Assets to and from any and all Accounts are subject to the fees in the Fee Schedule.

3.6   **Transaction Limits**. The Custodian may, for risk management or other reasons, impose limits on the number or size, or both, of transactions processed for the Client under this Section 3.

Section 4.   Purchase and Sale of Assets

4.1   **Role of Custodian**. The Custodian may purchase any Eligible Assets from the Client or sell any such Eligible Assets to the Client upon receipt of a Trade Order.

4.2   **At the Direction of the Client**. At the direction of the Client, the Custodian may: (a) exchange Securities for other Securities and/or Cash or Eligible Assets in connection with any conversion privilege, reorganization, redemption in bind, consolidation, tender offer or exchange offer, or any exercise or subscription, purchase or other similar rights represented by Securities, Cash and/or Eligible Assets; and/or (b) exercise voting or similar rights attributable to Securities, Cash and/or Digital Assets in the Accounts.

4.3   **Execution and Order Fulfillment**. The Custodian may execute and fulfill the Client's Trade Orders. The Custodian's execution and settlement of Trade Orders is subject to available liquidity and market conditions generally. The Custodian reserves the right to cancel or reject any Trade Order, in whole or in part, for any reason.

4.4   Settlement Services. The Custodian may offer settlement services (the "***Settlement Services***") that facilitate the settlement of transactions of Digital Assets, Securities, or Cash between Client and Client's trade counterparty that also has an Account with Custodian (a "***Settlement Partner***"). Client acknowledges that the Settlement Service, if offered, is an application programming interface (***API***) product complemented by a web user interface (***UI***). If offered, Client may utilize the Settlement Services by way of a number of options, including settlement of one-sided requests with counterparty affirmation; one-sided requests with instant settlement; and two-sided requests with reconciliation. The Client understands that the Digital Assets available for use within the Settlement Services may not include all of Client's Digital Assets under custody. Settlement transactions are subject to all applicable Laws and the rules and regulations of all federal, state and self-regulatory agencies.

Section 5.   Instructions

5.1   Authorized Persons and Authorized Agents. Subject to approval by the Custodian, an Authorized Person is authorized to act on behalf of the Client in the performance of those acts or duties specified for each such person from time to time in the Firm Authorized User Form(s). The Client, or Authorized Agent acting on behalf of the Client, may, from time to time, add to or remove names from the list of Authorized Persons maintained by the Custodian, or change the authorizations granted to any Authorized Person, by delivery of a new or revised Firm Authorized User Form to the Custodian. If at any time there are no Authorized Persons designated by the Client or the Authorized Agent, the president/chief executive officer and chief financial officer of the Client will be deemed Authorized Persons hereunder.

5.2   Custodian Reliance on Instructions. The Custodian may act upon and rely upon any Proper Instruction received from, or believed in good faith by the Custodian to be received from, an Authorized Person, that have been validated in accordance with procedures the Custodian may put in place from time to time, unless or until the Custodian has (a) received written notice of any change thereto from the Client and (b) had a reasonable time to note and implement such change.

5.2   Validation of Instructions. Validation procedures used by the Custodian are designed only to verify the source of the Instruction and not to detect errors in the content of that Instruction or to prevent duplicate Instructions.

5.3   Rejection of Instruction. The Custodian may reject or decide, in its sole and absolute discretion, not to act on any Instruction to transfer Assets (a) based on the Custodian's applicable policies and procedures, including the results of the Custodian's transaction monitoring and screening procedures, (b) where it reasonably doubts such Instruction's contents, authorization, origination or compliance with the Custodian's policies and procedures, (c) where it reasonably believes that acting on the Instruction could: (i) require it to register or qualify as a regulated entity, (ii) violate or facilitate the violation of any Law, or (iii) subject the Custodian to any financial or other liability, and, in each case, the Custodian covenants to promptly notify the Client of its decision in such instance if permitted to do so by Law, or (iv) in order to give effect to transaction limits imposed in accordance with Section 3.6. In the event the Custodian will receive conflicting Instructions from the Client or any Authorized Person, the Custodian will be entitled, at its option, to refrain from taking action until such conflicting Instructions are reconciled to its reasonable satisfaction.

5.4   Platform Provider Instructions. Unless otherwise directed by the Client, the Client expressly acknowledges and agrees that the Platform Provider may act as an Authorized Agent to act on behalf of the Client even if not expressly listed on the Firm Authorized User Form(s). Any Instructions received by the Custodian, whether electronically or otherwise, from the Platform Provider shall be deemed as Proper Instructions. If the Client restricts the Platform Provider's authority to act as an Authorized Agent, certain functions performed on behalf of the Client by the Platform Provider will be limited.

5.5   Responsibility for and Limitations on Instructions.

(a)   The Client is responsible for any Instructions given to the Custodian or on which the Custodian is entitled to rely hereunder, whether or not properly authorized by the Client. The Custodian will have no duty or responsibility to inquire into, make recommendations, or determine the suitability of any Instructions or transactions affecting the Account(s).

(b)   The Client agrees that the Custodian will have no obligation to act in accordance with purported Instructions to the extent that they conflict with applicable Law.

(c)   The Custodian will not be liable for any loss resulting from a delay while it obtains clarification of any Instructions.

(d)   The Client agrees that the Custodian is not responsible for any errors made by or on behalf of the Client, any errors resulting, directly or indirectly, from fraud or the duplication of any Instruction by or on behalf of the Client, or any losses resulting from the malfunctioning of any devices used by the Client or loss or compromise of credentials used by the Client to deliver Instructions.

5.6   Acknowledgment of Risk. The Client expressly acknowledges and agrees that the use of electronic communication systems to convey Instructions does not eliminate the risk of error and fraudulent activities or security and privacy issues.

5.7   English. Instructions are to be given in the English language only.

5.8   Cut-Off Times. The Custodian may act on Instructions only within Cut-Off Times.

Section 6.   Performance by the Custodian

6.1   Custodial Duties Requiring Instructions. The Custodian will carry out any of the following actions only upon receipt of specific Proper Instructions, delivered in accordance with Section 5, authorizing and requesting same:

(a)   Receive or deliver any Assets, except as otherwise specifically provided for in this Agreement; and

(b)   Carry out any action affecting Assets or the Account(s), other than those specified in Section 6.2 below; provided, however, that each instance will be subject to the prior approval and agreement of the Custodian; provided further, that all Instructions regarding Forked Digital Assets or Airdrops are subject to Section 8 of this Agreement.

6.2   Non-Discretionary Custodial Duties. Absent a contrary Proper Instruction, the Custodian will be permitted, and is hereby authorized and directed by Client to, and may authorize subcustodians or depositories to, carry out any of the following actions without any further Proper Instructions or approval by or on behalf of Client:

(a)   In the Client's name or on its behalf, sign any affidavits, certificates of ownership and other certificates and documents relating to Assets which may be required (i) to obtain any Assets, or (ii) by any tax or regulatory authority having jurisdiction over the Assets or the Account(s);

(b)   Notify the Client of notices, circulars, reports and announcements that require discretionary action, in each case, which the Custodian has received in the course of acting in the capacity of custodian of any Assets held on the Client's behalf; and

(c)   Attend to all non-discretionary matters in connection with anything provided in this Section 6.2 or any Instruction.

6.3   Use of Third Parties. The Custodian may perform any of its duties or obligations under this Agreement through depositories, subcustodians, subcontractors, or agents (including its affiliates), whenever and on such terms and conditions as it deems necessary or advisable to perform such duties or obligations or liabilities. The Custodian will act in good faith and use reasonable care in the selection and continued appointment of unaffiliated depositories, subcustodians, subcontractors, or agents.

6.4   Reporting. The Custodian will provide to Client quarterly account statements identifying the Assets in the Account(s) on a quarterly basis and setting forth all transactions in the Account(s) during such quarter. Upon written request from the Authorized Agent, the Custodian will also provide copies of quarterly account statements to the Authorized Agent.

6.5   Independent Verification. If the Client is subject to Rule 206(4)-2 under the Investment Advisers Act of 1940, as amended, the Custodian will, upon written request, provide the Client with authorized independent public accountant confirmation of or access to information sufficient to confirm that (i) the Client's Assets as of the date of an examination conducted pursuant to Rule 206(4)-2(a)(4), and (ii) the Client's Assets are held either in a separate account under the Client's name or in accounts under the Client's name as agent or trustee for the Client's clients.

6.6   Security. The Custodian may take such steps that it determines, in its sole discretion, may be necessary or advisable to inspect and protect the security of the Assets, the Accounts, and the Omnibus Wallet or to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet, including cancelling, interrupting, terminating or suspending any or all of the Custodian's services and operations hereunder and the Client's access to the Custodian's services and operations, to any Assets or to the Accounts. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable to enhance the Custodian's ability to secure the Assets, the Accounts, or the Omnibus Wallet.

7.   Taxation

7.1   Client's Tax Obligations. The Client will, for all tax purposes, be treated as the owner of all Assets held by the Custodian pursuant to this Agreement. It is the Client's sole responsibility to determine whether and to what extent Taxes and Tax reporting obligations may apply to the Client with respect to its Assets, Accounts, and transactions, and the Client will timely pay all such Taxes and will file all returns, reports, and disclosures required by applicable Law.

7.2   Tax Information. Upon execution of this Agreement, as well as upon request of the Custodian, the Client will promptly provide the Custodian with all forms, certifications, documentation, representations and warranties and any other information as the Custodian may request ("*Account Tax Documentation*"), including a duly completed and executed W-9 or W-8 (both available at www.irs.gov), as applicable, as to the Client's and/or the Client's underlying beneficial owners' tax status and/or residence. The Client warrants that, when given, such Account Tax Documentation is true, complete, and correct. If any such Account Tax Documentation becomes inaccurate, incorrect, or obsolete, the Client will notify the Custodian immediately and promptly provide updated Account Tax Documentation. The Client understands that the Custodian may disclose any information with respect to Client Assets, Accounts and transactions required or requested by any applicable taxing authority or other governmental entity.

7.3   Payments; Indemnity. Custodian is authorized to deduct and/or withhold Taxes, including Taxes arising as a result of the Client's failure to provide Account Tax Documentation pursuant to Section 7.2 above, from Client's Assets, Accounts, or other property of the Client and remit such amounts to the relevant taxing authority. If any Taxes become payable with respect to any prior payment made to the Client by the Custodian, the Custodian may withhold any cash or other property of the Client held or received with respect to Client's Assets, Accounts, or other property in satisfaction of such prior Taxes. The Client will remain liable for any Tax deficiency. If Taxes are required to be deducted or withheld from any payments made by the Client to Custodian, the Client will pay such additional amounts as are necessary so that Custodian receives a net amount equal to the amount Custodian would have received absent such withholding or deduction. Without limiting Section 14 hereof, the Client will indemnify and hold the Custodian harmless from and against any and all liabilities, penalties, interest or additions to tax with respect to, or resulting from, any delay in, or failure by, the Custodian to pay, withhold or report any Taxes imposed on Client's Assets, Accounts, cash or other property.

8.   Digital Asset Forks and Airdrops

8.1   Acknowledgment of Forks. Client acknowledges that the underlying software protocols governing the Client Digital Assets may be subject to sudden Forks, and that such Forks may have a material effect on the value, function, character, or name of the Client Digital Assets held in the Client's Account.

8.2   Responsibilities as to Forks and Airdrops. The Custodian is not responsible for supporting any Fork or Airdrop. The Custodian is not liable for any loss in value of the Client Digital Assets held by the Custodian on the Client's behalf as a result of any Fork or otherwise. It is the responsibility of the Client to make itself aware of anticipated or upcoming block validation, consensus or operating rules for, or operational or systemic changes in, a Client Digital Asset, and the Client must carefully consider publicly available information as well as information provided by the Custodian, if any, in determining whether to continue to use an account with the Custodian in connection with a Forked Digital Asset. Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from a Fork or Custodian's determination to support or not support any Forked Digital Asset. The Custodian is not responsible for, and Client agrees Custodian is not liable for, any lost profits, trading losses or any other losses or damages that result from an Airdrop or Custodian's determination to support or not support any Digital Assets resulting from an Applicable Airdrop or Non-Applicable Airdrop.

8.3   Rights of Custodian in Event of Fork or Airdrop.

(a)   Suspension of Services. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice, to temporarily suspend its services under Sections 2, 3, and 4 of this Agreement.

(b)   Support of Airdrops or Forked Digital Assets. In the event of a Fork or an Airdrop, Custodian will have the right, in its sole discretion and without prior notice to Client, to determine not to support any particular Forked Digital Asset or Digital Asset resulting from an Airdrop.

8.4   Notification. The Custodian and the Client will have the following notice requirements pertaining to Forked Digital Assets in the following circumstances:

(a)   If the Custodian chooses not to continue to support the original source code version specified in Section 2.3, the Custodian chooses to implement a corresponding Forked Digital Asset instead, and the original source code version specified in Section 2.3 continues to exist, then the Custodian will notify the Client within five Business Days and upon receipt of such notice, Client is deemed to consent to the new source code version unless the Client objects within five Business Days.

(b)   If the Custodian chooses to support both the original source code version specified in Section 2.3 and a corresponding Forked Digital Asset, then the Custodian will make reasonable efforts to notify the Client within five Business Days. If the original source code version specified in Section 2.3 ceases to exist or, in the sole judgment of the Custodian, is no longer reasonably expected to continue to exist, then the Custodian will make reasonable efforts to notify the Client within five Business Days.

(c)   The Custodian may meet the notice requirements of this Section 8.4 by providing notice on the Custodian's website and media regularly used by the Custodian.

Section 9.   Value and Supply of Digital Assets; Issuance

9.1   Value Fluctuation. The Client acknowledges and agrees that the value of Digital Assets and any unsupported Forked Digital Asset can fluctuate substantially, which may result in a significant or total loss of the value of the Digital Assets held by Custodian on the Client's behalf or any unsupported Forked Digital Asset. The Client acknowledges and agrees that Custodian will not be liable for any loss in value of any Digital Assets or unsupported Forked Digital Asset at any time.

9.2   Supply of Digital Assets. The supply of Digital Assets available to Custodian to provide to the Client through trade orders and the ability of Custodian to deliver Digital Assets depends on third party providers that are outside of Custodian's control. The Custodian does not own or control any of the protocols that are used in connection with Digital Assets and their related networks, including those resulting from a Fork. Accordingly, Custodian disclaims all liability relating to such protocols and any change in the value of any Digital Assets (whether Forked Digital Assets or not) and makes no guarantees regarding the security, functionality, or availability of such protocols or networks. The Client accepts all risks associated with the use of the services to conduct transactions, including, but not limited to, risks in connection with the failure of hardware, software and internet connections.

9.3   Insurance. The Client accepts that Digital Assets, Securities, and other non-Cash Assets are not subject to the protections or insurance provided by the Federal Deposit Insurance Corporation (FDIC) or any federal or state regulatory agency. The Client acknowledges that the Custodian is not an insured depository institution and that all banking services are provided by the Custodian's banking partners, including State Bank, Member FDIC. The Cash in the account at State Bank is insured by the FDIC, which insures the Client's contributions to its Accounts up to $250,000, based upon current deposit insurance rules. In addition, although Custodian may maintain insurance for its own benefit in connection with its business, this insurance, if maintained, is solely for the benefit of the Custodian and does not guarantee or insure the Client in any way.

Section 10.   Acknowledgment of Digital Asset Risks

10.1   General Risks. Client understands and acknowledges that investing in, buying, selling, and holding Digital Assets presents a variety of risks that are not presented by investing in, buying, selling, and holding products in other, more traditional asset classes. These risks include, but are not limited to, the following:

(a)   Digital Assets are not legal tender, operate without central authority or banks, and are not backed by any government.

(b)   Digital Assets are a new technological innovation with a limited history and are a highly speculative asset class, and as such, have in the past experienced, and are likely in the future to continue to experience, high volatility, including periods of extreme volatility.

(c)   Digital Assets could become subject to Forks and various types of cyberattacks.

(d)   Trading platforms on which Digital Assets are traded, including exchanges and liquidity providers that may be used by the Custodian to fill Trade Orders, may stop operating or shut down due to bankruptcy, fraud, technical problems, hackers or malware, and these trading platforms may be more susceptible to bankruptcy, fraud and security breaches than established, regulated exchanges for other products.

(e)   The decentralized, open-source protocol of the peer-to-peer computer network supporting a Digital Asset could be affected by internet disruptions, fraud or cybersecurity attacks, and such network may not be adequately maintained and protected by its participants.

(f)   Regulatory actions or policies may limit the ability to exchange a Digital Asset or utilize it for payments, and federal, state or foreign governments may restrict the use and exchange of Digital Assets.

(g)   It may be or in the future become illegal to acquire, own, sell, or use a Digital Asset in one or more countries, and the regulation of Digital Assets within and outside of the United States is still developing.

(h)   A Digital Asset could decline in popularity, acceptance, or use, thereby impairing its price and liquidity.

(i)   The Custodian offers custody for Digital Assets in fungible bailment in an Omnibus Wallet maintained by the Custodian. Therefore, the Custodian will segregate the Digital Assets of its clients from the Digital Assets of the Custodian but will not segregate the Digital Assets of its clients when those Digital Assets are fungible with each other. In the event of loss, all the owners of Digital Assets which are fungible with each other will bear any loss on a pro rata basis.

10.2   Acknowledgement. The risks described in this Section 10 are just some of the risks presented by investing in, buying and selling Digital Assets, and the Client acknowledges and agrees that the Client is solely responsible for understanding and accepting the risks involved in investing in, buying, and selling Digital Assets, acknowledges that, subject to the other provisions of this Agreement, the Custodian has no control or influence over such risks, and acknowledges that the Custodian will not be liable for any loss in value of Digital Assets that occurs in connection, directly or indirectly, with these risks.

Section 11. Representations and Warranties

11.1 Mutual Representations and Warranties. Each Party hereto represents and warrants to the other Party, as of the date this Agreement, that:

(a) If Client is an entity, it is duly organized and in good standing in its jurisdiction of formation;

(b) It has the requisite power and authority to execute this Agreement and to perform its obligations hereunder;

(c) It has taken all necessary action to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

(d) This Agreement, when executed and delivered, will be its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar laws;

(e) Any consent, authorization or Instruction required in connection with its execution and performance of this Agreement has been provided by any relevant third party;

(f) Any act reasonably required by any relevant governmental or other authority to be done in connection with its execution and performance of this Agreement has been or will be done (and will be renewed if necessary); and

(g) Neither the execution nor performance of this Agreement by such Party will materially breach any applicable Law, contract or other requirement to which such Party is bound.

11.2 Client Representations and Warranties. In addition to the general representations set forth in Section 11.1 hereof, the Client also represents, warrants and covenants to the Custodian that:

(a) Its primary address (or principal place of business if Client is an entity) as provided to the Custodian is true, and it will notify the Custodian before changing its address or principal place of business to another jurisdiction;

(b) It has the requisite power and authority to deposit the Assets in the Account(s);

(c) Any factual information heretofore or contemporaneously furnished by or on behalf of the Client in writing to the Custodian for purposes of or in connection with the services contemplated by this Agreement is true and accurate in all material respects on the date as of which such information is dated or certified and not incomplete by omitting to state any fact necessary to make such information not misleading in any material respect at such time; provided that, with respect to forecasts or projections, the Client represents only that such information was prepared in good faith based upon assumptions believed to be reasonable at the time;

(d) There is no claim pending, or to the Client's knowledge, threatened, and no encumbrance or other lien, in each case, that may adversely affect any delivery of Assets made in accordance with this Agreement;

(e) It has not relied on any oral or written representation or warranty made by the Custodian or any other person on the Custodian's behalf, other than those explicitly set forth in Section 11.1 thereof;

(f) It owns the Assets in the Account(s) free and clear of all liens, claims, security interests and encumbrances (except those granted herein) and it has all rights, title and interest in and to the Assets in the Account(s) as necessary for the Custodian to perform its obligations under this Agreement;

(g) It acknowledges that Digital Assets are new forms of assets, that the law regarding their ownership, custody and transfer is developing and uncertain, and that custody of such assets poses certain risks that are not present in the case of more traditional asset classes, including the risks of fraud and theft; and it understands that it will bear such risks and the potential loss or diminution in value of Digital Assets due to (i) changes or developments in the Law or conditions under existing Law in which its rights in and to such Digital Assets are not adequately protected, (ii) changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks, (iii) an Ineligibility Determination, or (iv) fraud and theft;

(h) It is not, and no transferor or transferee of Assets pursuant to any Credit Request or Debit Request is: (i) the target of any economic, financial or trade sanctions or embargoes, export controls or other restrictive measures imposed by the United States of America (including those administered by the United States Department of the Treasury's Office of Foreign Assets Control), the European Union, any member state of the European Union, the United Kingdom or the United Nations (the "***Sanctions***"), or (ii) located, organized or resident in a country or territory with which dealings are broadly restricted or prohibited by any Sanctions (any such country, territory, entity or individual described in this clause (h), a "***Sanctioned Party***");

(i) The Client does not know or have any reason to suspect that (i) any part of the Assets are or will be derived from, held for the benefit of, or related in any way to transactions with or on behalf of, any Sanctioned Party, and (ii) any Sanctioned Party has or will have any legal or beneficial interest in the Client or any of the Assets;

(j) The Client does not know or have any reason to suspect that (i) any part of the Assets was derived from unlawful activities, or (ii) any part of the Assets or proceeds of the Assets will be used to finance any unlawful activities;

(k) If the Client is a non-U.S. banking institution (a "***Non-U.S. Bank***") or is holding its security entitlement to the Assets credited to the Account(s) directly or indirectly on behalf of or for the benefit of a Non-U.S. Bank, such Non-U.S. Bank (i) maintains a place of business at a fixed address, other than solely a post office box or an electronic address, in a country where the Non-U.S. Bank is authorized to conduct banking activities; (ii) at such location, employs one or more individuals on a full-time basis; (iii) maintains operating records related to its banking activities; (iv) is subject to inspection by the banking authority that licensed the Non-U.S. Bank; and (v) does not provide banking services to any other Non-U.S. Bank that does not have a physical presence in any country and that is not a registered affiliate of such Non-U.S. Bank;

(l) If the Client is an entity holding its security entitlement to the Assets credited to the Account(s) on behalf of third parties, (i) the Client is in compliance in all material respects with Sanctions and, as applicable to the Client, the U.S. Bank Secrecy Act, as amended, the U.S. Money Laundering Control Act of 1986, as amended, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended, the Anti-Money Laundering Act of 2020, as amended, or any similar U.S. federal, state or foreign law or regulation, (ii) the Client has anti-money laundering policies and procedures in place reasonably designed to verify the identity of its customers and investors and their sources of funds, and (iii) the Client has established the identities of and conducted thorough due diligence with respect to all of its customers or investors who beneficially own or will beneficially own, directly or indirectly, any of the Assets;

(m) It acknowledges that the Custodian may, with or without prior notice to the Client, "freeze: the Client's Accounts, or any other Assets of the Client in the Custodian's possession or control, including, but not limited to, prohibiting transfers, declining any Credit Request or Debit Request and/or segregating Assets or property, if the Custodian determines, suspects, or is advised that such actions are necessary or advisable to comply with any applicable anti-money laundering, OFAC or other laws or regulations in any relevant jurisdiction. The Client acknowledges that the Custodian may be required to report transactions that raise suspicions of money laundering or OFAC violations and to disclose the identity of the Client and any related parties to appropriate government authorities;

(n) It does conduct and intends to continue to conduct its business in material compliance with all applicable Laws, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; without limiting the generality of the foregoing, it will not use the services provided by Custodian hereunder in any manner that is, or would result in, a violation of any applicable Law;

(o) It is aware of and familiar with, and has been fully informed of, the risks associated with giving Proper Instructions, and is willing to accept such risks, and it will (and will cause each Authorized Person to) safeguard and treat with extreme care any devices or credentials related to Proper Instructions, understands that there may be alternative methods of giving or delivering the same than the methods selected by the Custodian, agrees that the security procedures (if any) to be followed in connection therewith provide a commercially reasonable degree of protection in light of its particular needs and circumstances, and acknowledges and agrees that a deposit or withdrawal request may conclusively be presumed by the Custodian to have been given by Authorized Person(s) duly authorized to do so, and may be acted upon as given;

(p) It understands that withdrawal requests for Digital Assets will not be processed on a real-time basis and may take days to execute;

(q) In respect of Digital Assets, the custodial services are available only in connection with those Digital Assets that the Custodian supports. The Digital Assets that the Custodian supports may change from time to time in the Custodian's sole discretion. Prior to initiating a deposit of Digital Assets to the Custodian, Client will confirm that the Custodian offers custodial services for that specific Digital Asset. The list of supported Digital Assets is available on the Eligible Asset Page. By initiating a deposit of Digital Assets to an Account, the Client attests that the Client has confirmed that the Digital Asset being transferred is supported by the Custodian. Under no circumstances should the Client attempt to use the custodial services to deposit or store any Digital Assets that are not supported by the Custodian. Depositing or attempting to deposit Digital Assets that are not supported by the Custodian will result in such Digital Asset being unretrievable by either the Client or the Custodian. The Custodian assumes no obligation or liability whatsoever regarding any unsupported Digital Asset sent or attempted to be sent to it, or regarding any attempt to use the custodial services for Digital Assets that the Custodian does not support. The Custodian may from time to time determine types of Digital Assets that will be supported or cease to be supported by the custodial services. The Custodian will provide the Client with not less than 30 days' prior written notice before ceasing to support a Digital Asset, unless the Custodian is required to cease such support sooner to comply with applicable Law (in which event the Custodian will provide as much notice as is practicable under the circumstances); and

(r) the aggregate interest in any class of shares of the Client held by benefit plan investors (as such term is interpreted under The Employee Retirement Income Security Act of 1974, as amended ("***ERISA***"), will not at any time equal or exceed twenty-five percent of the outstanding shares of such class and (b) the Client will not permit the assets of the Client to be deemed assets of an employee benefit plan that is subject to ERISA.

11.3   Custodian Representations and Warranties. The Custodian represents to the Client that the Custodian is a Wyoming-chartered public trust company pursuant to Wyo. Stat. § 13-5-501 et. seq. and is authorized to engage in all activities described in Wyo. Stat. § 13-5-510.

Section 12.   Section Scope of Custodian's Responsibilities; Limitations

12.1   Standard of Care. The Custodian will use commercially reasonable efforts in performing its obligations under this Agreement. Subject to the terms of this Agreement, the Custodian will not be responsible for any loss or damage suffered by Client as a result of the Custodian performing such duties unless the same results from an act of fraud, willful default or gross negligence on the part of the Custodian. The Custodian will not be responsible for the title, validity, or genuineness of any Assets (or any evidence of title thereto) received or delivered by it pursuant to this Agreement.

12.2   No Investment Advice. Custodian does not provide investment, tax, or legal advice, nor does Custodian broker transactions on Client's behalf. Client acknowledges that Custodian has not provided any advice or guidance or made any recommendations to Client with regard to the suitability or value of any Digital Assets, and that Custodian has no liability regarding any selection of a Digital Asset that is held by Client. All transactions are executed based on Client's Instructions, and Client is solely responsible for determining whether any investment, investment strategy, or related transaction involving Digital Assets is appropriate for Client based on Client's personal investment objectives, financial circumstances, and risk tolerance. Client should consult its investment, tax, or legal professional regarding Client's specific situation.

12.3   Limitations on Losses

(a) In no event will the Custodian be responsible or liable for any loss, claim or damage suffered by the Client, except to the extent of a final, non-appealable judicial determination that such loss, claim or damage directly resulted from the gross negligence, willful misconduct, or fraud of the Custodian. In the event of such final, non-appealable judicial determination, the liability of the Custodian will not exceed the lesser of: (a) the replacement cost of any Assets, and (b) the market value of the Assets (as determined by the Custodian) to which such loss or damage relates at the time the Client reasonably should have been aware of such gross negligence, willful misconduct, or fraud. In the event of any loss sustained by the Client for which the Custodian is finally adjudicated, after exhaustion of all potential appeals, that it is liable hereunder, the liability of the Custodian will be reduced to the extent that the Client's own negligence contributed to such loss.

(b) The Custodian will not be liable for any loss caused, directly or indirectly, by (a) the failure of the Client to adhere to the Custodian's policies and procedures that have been disclosed to the Client, (b) a Force Majeure Event or (c) any action taken pursuant to Section 6.5.

(c) Under no circumstances will the Custodian be liable to the Client for (a) acting in accordance with or conclusively relying upon any Instruction that it believes in good faith to have been authorized by the Client or any Person acting on behalf of the Client, or (b) any indirect, consequential, incidental, special or punitive loss or damage, even if the Custodian has been advised of or otherwise might have anticipated the possibility of such loss or damage.

(d) The Custodian will not be responsible or liable to the Client for any loss caused, directly or indirectly, by (a) any failure or delay to act by any service provider to the Custodian or (b) any System Failure (other than a System Failure caused by the gross negligence, misconduct or fraud of the Custodian or the Custodian's affiliates), that prevents the Custodian from fulfilling its obligations under this Agreement.

12.4   Limitations on the Custodian's Responsibility

(a)   General. The Custodian will only be responsible for the performance of those duties as are expressly set forth herein, including acting in accordance with any Proper Instructions given in accordance with this Agreement. The Custodian will have no implied duties or other obligations whatsoever. The Custodian will not be subject to, nor required to comply with, any other agreement to which the Client is a party.

(b)   No Liability for Third Parties. The Custodian, provided that the Custodian will have acted in good faith and used reasonable care in the selection and continued appointment of the third party and subject to clause iii below, is not responsible or liable for the acts, omissions, defaults, insolvency, negligence, gross negligence, misconduct or fraud of any third party selected by the Custodian to perform any of its duties or obligations under this Agreement, including any agent, depository, subcontractor or subcustodian. In addition, in no event will the Custodian be responsible or liable for the acts, omissions, default, insolvency, negligence, gross negligence, misconduct or fraud of any other third party that is not an Affiliated Agent, including any exchange, liquidity provider, counterparty, or third-party vendor.

(c) **Sole Obligations of the Custodian**. The Client understands and agrees that notwithstanding any delegation by the Custodian of any of its obligations and duties to an Affiliated Agent, no such agreement with any Affiliated Agent will discharge the Custodian from its obligations hereunder, and the rights of the Client with respect to the Custodian extend only to the Custodian and do not extend to any Affiliated Agent of the Custodian. The Client will have no direct or indirect rights or causes of action against any Affiliated Agent, nor will any Affiliated Agent have any responsibility or liability to any Client of the Custodian.

(d) **Performance Subject to Laws**. The Client understands and agrees that the Custodian's performance of this Agreement may be subject to relevant Laws and any rules, operating procedures, practices, and protocols related to the Assets, all of which may be subject to change. The Custodian may from time-to-time review and amend its policies and procedures or impose such additional policies and procedures as the Custodian, in its sole discretion, considers necessary or advisable due to change in any Law, including any Law related to the Assets.

(e) **Preventing Performance**. The Custodian will not be responsible for any failure to perform any of its obligations if such performance is prevented, hindered, or delayed by a Force Majeure Event, by changes in the Custodian's policies or procedures made in the Custodian's sole discretion in light of legal, regulatory, operational, security or reputational risks or after an Ineligibility Determination. In such a case, the Custodian's obligations will be suspended for so long as the Force Majeure Event continues or any change in the Custodian's policies or procedures or Ineligibility Determination remains in effect.

(f) **Validity of Assets**. The Custodian does not warrant or guarantee the form, authenticity, value, or validity of any Asset received by the Custodian.

(g) **No Fiduciary Duties**. The Custodian has no fiduciary duty, responsibility, or liability to the Client in any respect, including with respect to the Digital Assets or Cash held in the Account(s) under this Agreement (irrespective of whether an affiliate of the Custodian has provided other services or is currently providing other services to the Client on other matters).

(h) **Forwarded Information; Contents of Documents**. The Custodian is not responsible for the form, accuracy, or content of any notice, circular, report, announcement or other material provided under Section 6.2(a) of this Agreement not prepared by the Custodian and the Custodian will not be required to make any investigation into the facts or matters stated in any certificate, report, or other document.

(i) **Reliance on Counsel**. The Custodian may consult with legal counsel(s) of its own choosing as to any matter relating to this Agreement, and the Custodian will not incur any liability with respect to anything done or omitted by it in accordance with any advice from such counsel.

(j) **Security of Assets**. The Custodian will not be liable to the Client for any loss resulting from actions taken by the Custodian to inspect, protect or improve the security of the Client's Assets pursuant to Section 6.5.

(k) **Conflicting Claims**. In the event of any dispute or conflicting claims by any person or persons with respect to the Assets, the Custodian will be entitled to refuse to act until either (a) such dispute or conflicting claim will have been finally determined by a court of competent jurisdiction or settled by agreement between conflicting parties, and the Custodian will have received written evidence satisfactory to it of such determination or agreement or (b) the Custodian will have received an indemnity, security or both, satisfactory to it and sufficient to hold it harmless from and against any and all loss, liability and expense that the Custodian may incur as a result of its actions.

(l) **Legal and Regulatory Compliance**. The Custodian will have no obligation to review, monitor or otherwise ensure compliance by the Client or the Authorized Agent with (a) any Law applicable to the Client or the Authorized Agent or (b) any term or condition of any agreement between the Client and any third party, including the Authorized Agent.

(m) **Reliance on Written Items**. The Custodian may rely on and will be protected in acting or refraining from acting upon any written notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document furnished to it in accordance with this Agreement, not only as to its due execution and validity, but also as to the truth and accuracy of any information therein contained, which it in good faith believes to be genuine and signed or presented by an Authorized Person. The Custodian will be entitled to presume the genuineness and due authority of any signature appearing thereon. The Custodian will not be bound to make any independent investigation into the facts or matters stated in any such notice, instruction, statement, certificate, request, waiver, consent, opinion, report, receipt or other paper or document.

Section 13. Client Obligations

13.1 Payment. The Client agrees to pay all fees, expenses, charges, and obligations incurred from time to time for any services pursuant to this Agreement as determined in accordance with the terms of the Fee Schedule to be attached hereto, together with any other amounts payable to the Custodian under the Agreement. The Fee Schedule may be changed from time to time by the Custodian upon prior written notice to the Client or the Authorized Agent. The Client authorizes the Authorized Agent to agree to any changes to the Fee Schedule on behalf of the Client without notifying or obtaining prior consent from the Client, and the Client agrees to be bound by any fees or charges agreed to by the Authorized Agent. Unless otherwise agreed, all fees and expenses paid to the Custodian will be paid in U.S. Dollars.

13.2 Provision of Identifying Information. The Client hereby acknowledges that the Custodian is subject to various laws including those requiring verification of the identities of customers, pursuant to which the Custodian will obtain, verify, and record information that allows the Custodian to identify each Client. Accordingly, prior to entering into this Agreement, the Custodian will ask the Client to provide certain information including, but not limited to, the Client's name, physical address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity, such as organizational documents, certificate of good standing, license to do business or other pertinent identifying information. The Custodian may obtain and verify comparable information for any Authorized Person. The Client will provide the Custodian with documentation to allow for obtaining and verifying the beneficial owners and control persons of customers that are legal entities. The Client acknowledges that the Custodian cannot provide services under this Agreement until the Custodian verifies the identity of the Client (and, if applicable, Authorized Agents, Authorized Persons and/or beneficial owners) in accordance with its customer identification and verification procedures. The Client's Accounts may be restricted or closed if the Custodian cannot obtain and verify this information. The Custodian will not be responsible for any losses or damages (including, but not limited to, lost opportunities) that may result if a Client's Account is restricted or closed.

13.3 Provision of Asset Ownership Information. The Client will promptly provide the Custodian with such additional information and documentation (including, as applicable, by executing additional documentation) as the Custodian may request to confirm ownership of Assets, for the Custodian to comply with its policies and procedures, and to enable the Custodian to perform its duties and obligations under this Agreement.

13.4 Sanctioned Person Notification. The Client will promptly notify the Custodian if (a) the Client is or becomes a Sanctioned Person, (b) the Client is or becomes located, organized, or resident in, or begins to conduct business in or with a country or territory with which dealings are broadly restricted or prohibited by any Sanctions, or (c) the Client becomes aware that the Client or any Asset, or any transaction involving an Asset, is or becomes the target of any Sanctions or investigation (including the reasonable details thereof).

13.5 Permission for Liens and Security Interests. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior consent. The Custodian will not unreasonably withhold such consent and reserves the right to charge the Client extra fees to compensate the Custodian for its extra recordkeeping and administrative costs related to such right or claim.

13.6 Instructions. In giving any Instructions which purport to be Proper Instructions under this Agreement, the Client will act, and will cause the Authorized Agent to act, in accordance with the provisions of any and all constitutional documents of the Client, any and all documents governing the Assets and any related Laws.

13.7 Responsibility for Account Security. The Client, its Authorized Agents, and its Authorized Persons are responsible for creating a strong password and maintaining adequate security and control of any and all IDs, passwords, hints, personal identification numbers, or any other codes that the Client and any Authorized Agents or Authorized Person uses to access the services provided by the Custodian under this Agreement. Any loss or compromise of the foregoing information and/or the Client's personal information may result in unauthorized access to the Accounts by third parties and the loss or theft of any Assets held in the Accounts and any associated accounts. The Client is responsible for keeping the Client's contact information, including email address and telephone number, up to date in order to receive any notices or alerts that the Custodian may send to the Client. The Custodian assumes no responsibility for any loss that the Client may sustain due to compromise of account login credentials not due to fault of the Custodian, or due to any failure by the Client, any Authorized Agent or to follow or act on any notices or alerts that the Custodian may send to the Client, an Authorized Agent, or an Authorized Person.

13.8 Legal Consultation. At any time, the Custodian may request Instructions from any Authorized Person or Authorized Agent (or Person that the Custodian believes in good faith to be an Authorized Person or Authorized Agent), and may consult with its own legal counsel or outside legal counsel for the Client, at the expense of the Client, with respect to any matter arising in connection with the services to be performed by the Custodian under this Agreement. The Client agrees to pay all fees, expenses, charges, and obligations incurred by the Custodian in connection with such Instructions or consultations.

Section 14.   **Indemnity**

14.1   **Indemnity to the Custodian**. The Client agrees to indemnify, defend and hold harmless the Custodian, its parent companies, subsidiaries and affiliates, and its and their directors, officers, agents and employees, against any and all claims, costs, causes of action, losses, liabilities, lawsuits, demands and damages, fines, penalties and expenses, including without limitation, any and all court costs and reasonable attorney's fees, in any way related to or arising out of or in connection with this Agreement or any action taken or not taken pursuant hereto, except to the extent that the Custodian would be liable under Section 12.3 hereunder. The foregoing indemnifications will survive any termination of this Agreement.

14.2   **Client's Direct Liability**. The disclosure by the Client to the Custodian that the Client has entered into this Agreement as the agent or representative of another person will not relieve the Client of any of its obligations under this Agreement, including those described in Section 14.1 above.

Section 15.   **Client Final Distribution of Assets**

The Client agrees that the Assets will be finally distributed, transferred, and delivered to the Client only upon the Client's indefeasible payment in full of any and all amounts due and owing to the Custodian hereunder.

Section 16.   **Remedies Upon Nonpayment**

If the Client, upon demand, fails to pay the Custodian any required amount in respect of any Asset subject to this Agreement, the Custodian may, without notice to the Client (except as required by law) and at any time appropriate, sell such Asset and/or exercise in respect of each such Asset any and all the rights and remedies of a secured party on default under applicable Law.

Section 17.   **Section Lien and Set Off**

17.1   **Lien**. In addition to all rights and remedies available to the Custodian under applicable Law, the Custodian will have, and the Client hereby grants, a continuing lien on and valid and perfected first-priority security interest in all Assets until the satisfaction of all liabilities of the Client to the Custodian arising under this Agreement, including without limitation liabilities in respect of any fees and expenses or credit exposures in relation to the Accounts incurred in the performance of services under this Agreement. Custodian will have all the remedies of a secured party under the Uniform Commercial Code as in effect in the State of Wyoming. The Client will not grant any other Person a lien, security interest, charge or similar rights or claims against the Assets without the Custodian's prior written consent.

17.2   **Set-off**. Without limiting any other rights and remedies of the Custodian under this Agreement or applicable Law, to the extent permitted by applicable Law, the Custodian may, with prior notice to the Client, set off any payment obligation owed to the Custodian by the Client against any payment obligations owed by the Custodian to the Client, regardless of the place of payment, delivery and/or currency of any obligation (and for such purposes may make any necessary conversions of currencies or Digital Assets). If any obligation is unliquidated or unascertained, the Custodian may set off an amount estimated by the Custodian in good faith to be the amount of that obligation.

Section 18.   **Records**

The Client will examine each statement sent by the Custodian and notify the Custodian in writing within five Business Days of the date of such statement of: (a) any discrepancy between Instructions given by the Client and the position shown on the statement, and (b) any other errors known to the Client. Absent such timely notification, the Custodian's liability for any loss or damage in regard to such discrepancy will not accrue beyond such five Business Day period.

Section 19.   **Confidential Information**

19.1   **Confidentiality and Use of Information**. Each of the Custodian and the Client agrees that it will maintain any confidential and proprietary information disclosed to it by the other Party hereto, including the fees set forth in the Fee Schedule hereto ("***Confidential Information***"), in a confidential manner using the same care it uses to protect the confidentiality of its own confidential information, and will not use for its own benefit or otherwise the Confidential Information of the other Party except (a) as expressly authorized by this Agreement and to the extent necessary for performance of this Agreement or (b) upon the prior written consent of the other Party; provided, however, that each of the Custodian and the Client may disclose any such confidential or proprietary information of the other Party to those of its affiliates and its and their officers, directors, employees, agents (including attorneys and financial advisors), and contractors, in each case, who need to know such information for purposes of this Agreement and who are bound by confidentiality obligations consistent with the terms hereof. Notwithstanding the foregoing, Confidential Information will not include information that was (i) publicly available prior to disclosure by such disclosing party; (ii) already in the receiving party's possession and not subject to an obligation of confidentiality; (iii) obtained by the receiving party from a third party without restriction on disclosure; (iv) entirely independently developed by the receiving party without reference to any Confidential Information of the disclosing party; (v) the tax treatment and any facts that may be relevant to the income tax consequences of the transactions contemplated by this Agreement.

19.2   Required Disclosures. If, at any time, the receiving party is required by law or regulation to make any disclosure of any of the Confidential Information, by summons, subpoena, judicial or administrative order or otherwise, the receiving party will (to the extent permissible and practicable under the circumstances) give prompt prior written notice of such requirement to the disclosing party and permit the disclosing party to intervene in any relevant proceedings to protect its interests in the Confidential Information, and provide reasonable cooperation and assistance to the disclosing party in lawful efforts to resist, limit or delay disclosure at the disclosing party's sole expense. Notwithstanding the foregoing, the Custodian may disclose the Client's Confidential Information to the Custodian's regulators without any notice thereof.

19.3   Unauthorized Use. The receiving party will promptly notify the disclosing party in writing of any loss, or use, access or disclosure of Confidential Information of the disclosing party in violation of this Agreement promptly following recipient's discovery and will promptly take measures to minimize the effect and prevent its recurrence. The receiving party will be liable under this Agreement to the disclosing party for any loss, or access, use, or disclosure in violation of this Agreement by itself or its representatives.

Section 20.   Term and Termination

20.1   Term. The term of this Agreement will commence on the Effective Date and terminate when terminated pursuant to this Section 20 (the "*Term*").

20.2   Termination. Custodian may terminate this Agreement in whole or in part, with or without cause, by giving prior written notice to Client. Client may terminate this Agreement in whole or in part, with or without cause, by giving not less than 30 days' prior written notice to Custodian.

20.3   Suspension, Deactivation, and Termination by Custodian. Without prejudice to any accrued rights and remedies under this Agreement, the Custodian may suspend or restrict the Client's access to the Custodian's services and/or deactivate or terminate the Clients Accounts, if, in its sole discretion, it has determined that (a) continuing to provide services under this Agreement would result in violation of any Law; (b) any of the representations or warranties made by the Client under this Agreement cease to be true on a continuing basis; (c) the Custodian perceives a risk of legal or regulatory non-compliance associated with Client's Account(s); (d) the Custodian's service partners, including depositories and subcustodians, are unable to support the Client's use; (e) the Client takes any action that the Custodian deems as circumventing the Custodian's controls, including, but not limited to, abusing promotions which the Custodian may offer from time to time or otherwise making a misrepresentation of the Client's Account(s); (f) the Client breaches the terms of this Agreement; or (g) the Client fails to pay fees for a period of 90 days. If the Custodian suspends or restricts the Client's access to the Custodian's Services and/or deactivates or terminates Client's Account(s) for any reason, the Custodian will provide the Client with notice of the Custodian's actions in writing unless prohibited by Law. The Client acknowledges that the Custodian's decision to take certain actions, including limiting access to, suspending, or closing the Client's Account(s), may be based on confidential criteria that are essential to the Custodian's risk management and security protocols. The Client agrees that the Custodian is under no obligation to disclose the details of its risk management and security procedures to the Client. The Client will be permitted to withdraw Assets associated with the Client's Account(s) for 90 days after deactivation or termination by the Custodian unless such withdrawal is prohibited Law (including but not limited to applicable sanctions programs or a facially valid subpoena, court order, or binding order of a government authority).

20.4   Effect on Assets. Upon termination of this Agreement and subject to Section 15 hereof, the Custodian will deliver the Client's Assets as instructed by the Client in a Proper Instruction. If by the termination date the Client has not given Proper Instructions to the Custodian regarding where to deliver any Assets, the Custodian will continue to maintain the Accounts until the Client provides such Proper Instructions to effect a free delivery of such Assets, and the Client will be liable to pay monthly storage fees in the amount determined by the Custodian until all Assets are removed. However, the Custodian will provide no other services with respect to any such Assets following termination. Notwithstanding termination of this Agreement or any Proper Instruction, the Custodian may retain sufficient Assets to close out or complete any transaction that was in process prior to such termination or to pay any fees of the Custodian or amounts otherwise outstanding hereunder.

20.5   Surviving Terms. The rights and obligations contained in Sections 7, 11, 14, 15, 16, 17, 19, 20, 21, 22, and 23 of this Agreement will survive the termination of this Agreement.

Section 21.   Limitation of Liability

21.1   Limitation on Direct Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE (I) FOR ANY AMOUNT GREATER THAN THE FEES PAID OR

PAYABLE TO CUSTODIAN UNDER THIS AGREEMENT DURING THE 12-MONTH PERIOD IMMEDIATELY PRECEDING THE INCIDENT GIVING RISE TO SUCH LIABILITY.

21.2   No Consequential or Related Damages. TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, IN NO EVENT WILL THE CUSTODIAN, ITS AFFILIATES AND SERVICE PROVIDERS, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, EMPLOYEES OR REPRESENTATIVES, BE LIABLE FOR ANY LOST PROFITS OR ANY SPECIAL, INCIDENTAL, INDIRECT, INTANGIBLE, OR CONSEQUENTIAL DAMAGES, WHETHER BASED IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY, OR OTHERWISE, ARISING OUT OF OR IN CONNECTION WITH AUTHORIZED OR UNAUTHORIZED USE OF THE CUSTODIAN'S SERVICES, OR THIS AGREEMENT, EVEN IF CUSTODIAN HAS BEEN ADVISED OF OR KNEW OR SHOULD HAVE KNOWN OF THE POSSIBILITY OF SUCH DAMAGES.

Section 22.   Fees and Payment

22.1   Fees. The Client agrees to pay the Custodian the fees and expenses for the Services performed pursuant to this Agreement as set forth in <u>Appendix I</u>. The Custodian may increase or decrease the fees charged at any time upon 30 days' prior notice. In addition, any services requested by the Client that are in addition to the standard Services provided by the Custodian may result in additional fees being charged to the Client or expenses being passed through to the Client, including printing and mailing charges. All payment obligations under this Agreement are non-cancelable and all payments made are non-refundable.

22.2   Invoicing and Payment Terms. The Client will pay all fees hereunder within 30 days of the date of the applicable invoice issued by the Custodian. In the event the Client disputes any invoiced fees, the Client will provide written notice of the disputed amount within 15 days after the date of such invoice and timely pay any undisputed portion of such invoice. The Parties will cooperate in good faith to resolve any disputed invoice or portion thereof within 15 days of notice of dispute. All amounts payable by the Client under this Agreement will be made without setoff and without any deduction or withholding. The Client will promptly reimburse the Custodian for any cost or expense incurred in connection with any collection efforts undertaken by the Custodian in connection with any past due amount owed under this Agreement. At the Custodian's discretion, past due amounts may accrue a late fee equal to the lesser of 1.5% per month or the maximum amount allowed by applicable law.

22.3   Purchase through Platform Provider. The Client understands and acknowledges that all or a portion of fees and expenses may, at the sole discretion of the Platform Provider, be paid to the Custodian by the Platform Provider and subsequently be passed through to the Client by the Platform Provider. Notwithstanding anything to the contrary, the Client may be required to compensate Platform Provider for the Custodian's services, and among other provisions, certain terms related to fees, payment terms, taxes, term, termination, renewal, and support may be established between Platform Provider and the Client for the purchase of the Custodian's services hereunder.

Section 23.   Governing Law and Venue

This Agreement is solely and exclusively governed, construed, and enforced in accordance with the laws of the State of Wyoming, without giving effect to conflict of law rules or principles that would cause the application of the laws of any other jurisdiction. Both Parties submit to personal jurisdiction in the federal and state courts located in Cheyenne, Wyoming, and further agree that any and all claims and controversies arising out of this Agreement that cannot be amicably resolved by the Parties will be brought solely and exclusively in a court in the State of Wyoming. Each Party hereto waives any objection it may have at any time, to the laying of venue of any actions or proceedings brought in an inconvenient forum and further waives the rights to object that such court does not have jurisdiction over such parties.

Section 24.   Miscellaneous

24.1   Notices.   Any notice or other communication under this Agreement will be in writing and will be effective upon delivery as follows: (a) if to Client, when sent via email to the email address below or otherwise on record with the Custodian; and (b) if to Custodian, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Agreement.

24.2   Confidential Relationship; Privacy Statement and Policy. All information and advice furnished by either party to the other hereunder, including their respective agents and employees, will be treated as confidential and will not be disclosed to third parties except as required by law and as necessary to service the Accounts. Client hereby acknowledges receipt of, and the Custodian agrees to maintain the confidentiality of all Client's related personal information. The then-current Brassica privacy policy, which may be found at https://www.brassicafin.com/legal/privacy, identifies how Brassica collects, uses, and discloses, on a limited basis, your information. This provision will survive termination of this Agreement.

24.3   No Publicity. Client will not make any public statement, including any press release, media release, or blog post which mentions or refers to the Custodian or a partnership between Client and the Custodian, without the prior written consent of the custodian.

24.4   Choice of Trust Company and Referral. The Client acknowledges that they have the choice to select any trust company or financial institution to provide custody services for their Assets. The Client also acknowledges that while they have been referred to Brassica by the Platform, the Client has elected to open an Account with Brassica based on their independent choice, free from pressure or influence.

24.5   Service to Other Clients. It is understood that the Custodian may perform investment services for various clients including related persons of the Custodian. The Client agrees that the Custodian may provide advice and take action with respect to any of its other clients, itself or Affiliates that may compete with or differ from the advice given or the timing or nature of action taken with respect to the Client. It is understood that the Custodian will not have any obligation to purchase or sell, or to recommend for purchase or sale, for the Client any security or other investment which the Custodian, its principals, Affiliates, or employees may purchase or sell for its or their own accounts or for the account of any other client, if in the opinion of the Custodian such transaction or investment appears unsuitable, impractical, immaterial, or undesirable for the Accounts.

24.6   No Third-Party Beneficiaries. This Agreement is not intended to confer any rights or benefits to any third parties, including, but not limited to, the Client's end customers or investors.

24.7   Headings. Titles to Sections of this Agreement are included for convenience of reference only and will be disregarded in construing the language contained in this Agreement.

24.8   Severability. If any provision of this Agreement is or becomes illegal, invalid, or unenforceable under any applicable law, the remaining provisions will remain in full force and effect (as will that provision under any other law).

24.9   Waiver of Rights. No failure or delay of the Client or the Custodian in exercising any right or remedy under this Agreement will constitute a waiver of that right. Any waiver of any right will be limited to the specific instance. The exclusion or omission of any provision or term from this Agreement will not be deemed to be a waiver of any right or remedy the Client or the Custodian may have under applicable law.

24.10   Recordings. The Client and the Custodian consent to telephonic or electronic recordings for security and quality of service purposes and agree that either may produce telephonic or electronic recordings or computer records as evidence in any proceedings brought in connection with this Agreement.

24.11   Assignment. The Custodian may assign this Agreement, delegate its duties hereunder, and transfer the Accounts to any of its affiliates or to its successors and assigns, whether by merger, consolidation, or otherwise, in each case, without prior notice to the Client. The Client hereby acknowledges and agrees that the governing law and venue set forth in Section 23 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Custodian assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 23 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Custodian (or such assignee) will provide the Client with a copy of any such modified agreement, which the Client acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Client may not assign or transfer any of its rights or obligations under this Agreement without the Custodian's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

24.12   Contractual Relationship. Nothing contained in this Agreement will constitute the Client and/or the Custodian (and/or any other Person) as members of any partnership, joint venture, association, syndicate, unincorporated business, or similar assignment as a result of or by virtue of the engagement or relationship established by this Agreement. Neither the Client nor the Custodian will hold itself out as an agent, partner or joint venture partner of the other or any of the subsidiaries or companies controlled directly or indirectly by or affiliated with the other.

24.13   Independent Review. Each Party recognizes that this Agreement is legally binding. The Parties acknowledge that they have been advised to seek independent legal, tax, investment, or other professional advice prior to entering into this Agreement and have had ample opportunity to do so. In any interpretation of this Agreement, it shall not be construed against either Party as the drafter. The Client expressly confirms having read and understood this Agreement and is entering into it freely and voluntarily.

24.14   USA PATRIOT Act Notice. The Client hereby acknowledges that Custodian is subject to federal laws, including the Customer Identification Program (CIP) requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which the Custodian must obtain, verify, and record information that allows the Custodian to identify the Client. Accordingly, prior to opening any Accounts hereunder the Custodian will ask the Client to provide certain information including, but not limited to, name, address, tax identification number and other information that will help the Custodian to identify and verify the Client's identity such as organizational documents, certificate of good standing, license to do business, or other pertinent identifying information.

24.15   Other Business. Nothing herein will prevent the Custodian or any of its affiliates from engaging in other business, or from entering into any other transaction or financial or other relationship with or receiving fees from or from rendering services of any kind to the Client or any other Person. The Custodian and its affiliates may own and trade Digital Assets and are not prohibited from engaging in other business or activities, including those that might be in direct competition with the Client. The Custodian and its affiliates (or funds or other accounts advised or managed by them) may have investments in, or other commercial arrangements with, counterparties that fill Trade Orders or other service providers to the Custodian. Affiliates of the Custodian (and funds or other accounts advised or managed by them) may themselves utilize the Custodian's trade execution service and submit Trade Orders that could be internally crossed with Trade Orders of the Client.

24.16   Entire Agreement; Amendments. This Agreement, including all exhibits and schedules, constitutes the entire Agreement and understanding between the Parties, and supersedes all previous communications, representations, or agreements, whether written or oral, with respect to the subject matter hereof. In the event this Agreement conflicts with any exhibit, schedule, or terms of use, the terms of this Agreement will control and govern. Except as specified in this Agreement, this Agreement may be modified only by written agreement signed by both Parties.

* * * * *

The Client has caused this Agreement to be executed as of the Effective Date.

CLIENT

Signature:

Name:

Title:

Date:

Email for Notices:

EXHIBIT D

Omnibus Nominee Trust Agreement

OMNIBUS NOMINEE TRUST AGREEMENT

THIS OMNIBUS NOMINEE TRUST AGREEMENT (this "Nominee Agreement"), dated as of [DATE], is entered into by and between Brassica Trust Company LLC (the "Nominee") and the undersigned (the "Entitlement Holder").

RECITALS

WHEREAS, the Entitlement Holder has invested and/or intends to invest in exempt securities offerings pursuant to which the Entitlement Holder may acquire securities (each, a "Security" and as each such Security is described from time to time on Exhibit A hereto, the "Property");

WHEREAS, the Property is, or upon issuance will be, 100% beneficially owned by the Entitlement Holder;

WHEREAS, the title holder of the Property will be a trust established by and maintained by Nominee for the purposes of safeguarding the Property and providing for efficiencies with respect to tax reporting, distributions and estate planning purposes related to such Property;

WHEREAS, Entitlement Holder wishes to engage Nominee as its limited agent to safeguard and provide certain limited services with respect to the Property held in trust; and

WHEREAS, the Entitlement Holder and the Nominee wish to establish a nominee relationship upon the terms and conditions, and for the limited purposes, set forth in this Nominee Agreement.

AGREEMENT

NOW THEREFORE, in consideration of the mutual covenants contained in this Nominee Agreement, the parties agree as follows:

1.   Appointment. The Entitlement Holder hereby appoints the Nominee to act as nominee for the Entitlement Holder, to serve in such capacity until the appointment and authority conferred shall be revoked, for the limited purpose of causing to be held, and holding, in the name of the Nominee alone, title to the Property beneficially owned by the Entitlement Holder and acquired by the Nominee for the benefit of Entitlement Holder or otherwise conveyed to the Nominee pursuant to this Nominee Agreement in accordance with the directions of the Entitlement Holder, with power and authority limited to registering and holding the Property in the Nominee name, and otherwise acting with respect to the Property in accordance with the instructions of the Entitlement Holder, as provided in this Nominee Agreement or as may be given by the Entitlement Holder from time to time. In the context of investments made on or after the date hereof, the Entitlement Holder hereby directs the Nominee to acquire, on behalf of the Entitlement Holder, any Security that the Entitlement Holder subscribes for directly from the issuer thereof in the name of the Nominee. The Entitlement Holder acknowledges and agrees that it shall pay the aggregate

subscription amount due in respect of any such Security at the time and in the manner contemplated in the related subscription agreement, and that the Nominee will have no obligation to make any payments on behalf of the Entitlement Holder in respect of its acquisition of any Security. The Entitlement Holder acknowledges and agrees that the issuer of a Security may have the right to reject the Entitlement Holder's subscription for any given Security, and that the Nominee will have no liability for the failure of any Security to be issued pursuant to any subscription entered into by the Entitlement Holder, and the Entitlement Holder waives, to the fullest extent permitted by law, any claims of any kind it may have against the Nominee for executing any documents on behalf of, or for the benefit of the Entitlement Holder pursuant to this Agreement and agrees that the Nominee will have no liability (whether direct or indirect) to the Entitlement Holder in respect of any claim or to any person asserting a claim on behalf of or in right of the Entitlement Holder.

2.   Acceptance. The Nominee hereby accepts the appointment described in Paragraph 1 above, upon the terms and conditions set forth in this Nominee Agreement and will always faithfully and promptly carry out and observe the instructions of the Entitlement Holder regarding the acquisition, holding of title to or otherwise acting with respect to the Property of the Entitlement Holder transferred to the Nominee hereunder and with respect to the Property. The Nominee acknowledges that it shall have no right or authority to act with respect to the Property, except upon the instructions of the Entitlement Holder.

3.   Revocation. The Entitlement Holder may, at any time, in their absolute discretion, terminate this Nominee Agreement in whole or in part; provided, however, that no such termination will be effective with respect to any Property the transfer of which is restricted by contract, law, edict or otherwise ("Restricted Property") unless consented to by the issuer thereof (including by blanket consent). To be effective, any such termination shall be in writing, signed by the Entitlement Holder and delivered to the Nominee in accordance with the provisions of Paragraph 13 hereof with instructions for the return of the Property to the Entitlement Holder or their designee without consideration.

4.   Custody of Property. Throughout the term of this Nominee Agreement, the Property will be held in the custody of the Nominee and the Nominee will take all actions reasonably necessary to assure the safekeeping of such Property. In taking any action with respect to the Property, the Nominee shall be acting solely as the agent and nominee of the Entitlement Holder. Property shall include any funds, securities, or other assets acquired through the benefit of holding the Securities (including by conversion of any convertible, exchangeable or redeemable Security (collectively "Convertible Instruments")).

5.   No Beneficial Interest. The Nominee's sole function during the term of this Nominee Agreement shall be to hold nominal legal title to the Property for the benefit of the Entitlement Holder under and subject to the Entitlement Holder's instructions. If third parties may require that they be furnished with documents executed by the Nominee as such holder of legal title to the Property, the Entitlement Holder shall prepare such documents, and the Nominee shall execute such documents in accordance with the Entitlement Holder's instructions. The Nominee shall have no discretionary authority to exercise any control over the Property, except as set forth herein, it being expressly understood that the Nominee shall have no real interest in the Property, except to perform ministerial tasks at the instructions of the Entitlement Holder. The Nominee

acknowledges that the Entitlement Holder is, and during the entire term of this Nominee Agreement shall remain, the true and actual owner of the Property. The Nominee and the Entitlement Holder hereby acknowledge and agree that, with respect to the Property, the Entitlement Holder will have the rights of an entitlement holder under Article 8 of the Uniform Commercial Code as in effect in the State of Wyoming. Neither the Nominee nor any officer, director, employee, or shareholder of the Nominee will have or claim any beneficial interest whatsoever in the Property, provided however, that the Nominee may vote on matters that relate to the Property in the manner directed by the Entitlement Holder. Further, the Nominee will not hold itself out as having, or represent to any person that it has, any beneficial interest whatsoever in the Property. Notwithstanding the foregoing, with respect to Property that consists of shares of stock of a domestic or foreign corporation or other entity, the Nominee may, if so, instructed by the Entitlement Holder, register such shares on the books of the issuing entity in the Nominee's name alone, without indication of any nominee or other fiduciary capacity.

6.   Instructions From the Entitlement Holder. Pursuant to the written (including electronic form) instructions of the Entitlement Holder, the Nominee will promptly execute and deliver all contracts, consents, assignments, powers of attorney, resolutions, proxies, waivers, disclaimers, and other instruments, general or specific, affecting or relating to the Property; provided, however, that the Entitlement Holder hereby provides standing instructions to the Nominee to consent to the conversion of any Convertible Instrument provided, further, and for the avoidance of doubt, while the Nominee shall consent to any other instrument that requires consent for conversion thereof it shall not do so without written instructions from the Entitlement Holder if such conversion consent is tied to an amendment or change in terms to the Convertible Instrument. Immediately upon receipt by the Nominee, the Nominee will transmit all funds received with respect to the Property to the Entitlement Holder, together with an accounting therefor, and will deliver to the Entitlement Holder all correspondence, notices, invoices, proxies, certificates, and other documents received with respect to the Property.

7.   Signatures Required.   The signature of the Entitlement Holder, as contemplated in this Nominee Agreement will be sufficient to bind the Nominee for all purposes of this Nominee Agreement, including, without limitation, the sale, assignment, pledge, hypothecation, or other transfer, encumbrance, or disposition of the Property.

8.   Indemnification. The Entitlement Holder will, at all times, hold harmless and indemnify the Nominee and each of the officers, directors, attorneys, and employees of the Nominee from and against any and all costs, expenses, damages, claims, demands, and liabilities of every kind of character that relate to the Property and may arise out of this Nominee Agreement or the performance of the duties imposed by this Nominee Agreement, or that may be incurred with respect to the Property or with respect to any acts or omissions directed by the Entitlement Holder; provided, however, that the foregoing indemnification will not apply to costs, expenses, damages, claims, demands, and liabilities that may arise or be imposed upon the Nominee or any officer, director, attorney or employee of the Nominee by reason of that person's intentional misconduct or gross negligence.

9.   Assignment. The Nominee may assign this Agreement, delegate its duties hereunder, and transfer the Property to any of its affiliates or to its successors and assigns, whether

by merger, consolidation, or otherwise, in each case, without notice to the Entitlement Holder. The Entitlement Holder hereby acknowledges and agrees that the governing law and venue set forth in Section 12 will change to the jurisdiction of such assignee, and that certain provisions of this Agreement may be modified as required by law or as requested by the prudential regulator having jurisdiction over the assignee. In the event the Nominee assigns this Agreement to a South Dakota affiliate, the governing law and venue set forth in Section 12 will change to South Dakota, and that certain provisions of this Agreement may be modified as required by law or as requested by the South Dakota Division of Banking. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Nominee (or such assignee) will provide the Entitlement Holder with a copy of any such modified agreement, which the Entitlement Holder acknowledges and agrees shall have full force and effect as a successor to this Agreement. The Entitlement Holder may not assign or transfer any of its rights or obligations under this Agreement without the Nominee's prior written consent. Any attempted transfer or assignment in violation hereof will be null and void.

10.   Binding Effect. This Nominee Agreement will inure to the benefit of and bind the parties and their respective successors and assigns.

11.   Counterparts. This Nominee Agreement may be signed in any number of counterparts, each of which shall be an original and all of which together shall constitute one instrument. This Nominee Agreement may be executed by signatures, electronically or otherwise, delivered by email, and a copy hereof that is properly executed and delivered by a party will be binding upon that party to the same extent as an original executed version hereof.

12.   Governing Law. This Nominee Agreement shall be construed in accordance with and governed by the laws of the State of Wyoming. Any dispute concerning the terms or enforceability of this Nominee Agreement shall be brought in a court subject to the jurisdiction of the State of Wyoming.

13.   Notices. All notices demands, consents, elections, offers, requests or other communications (collectively, a "notice") required or permitted hereunder shall be in writing and shall be deemed effective upon delivery as follows: (a) if to the Entitlement Holder, when sent via email to the email address below or otherwise on record for the Entitlement Holder and (b) if to Nominee, when sent via email to legal@brassicafin.com. Any such notice, in either case, must specifically reference that it is a notice given under this Nominee Agreement.

14.   Termination. This Nominee Agreement may be terminated by (i) the Nominee at any time by providing the Entitlement Holder with not less than ten days advance written notice and (ii) the Entitlement Holder if the Nominee is in material breach of this Nominee Agreement or with respect to any registered Property, by providing the Nominee with not less than ten days advance written notice. Upon termination, the Nominee will execute all documents reasonably necessary to resign as Nominee and to transfer legal title ownership of the Property to the Entitlement Holder or their designee provided, however, any Restricted Property will be transferred to a qualified successor to the Nominee, as determined in the Nominee's reasonable discretion unless allowed by Paragraph 3 of this Nominee Agreement.

IN WITNESS WHEREOF, the Nominee and the Entitlement Holder have adopted this Nominee Agreement to be effective as of the date first written above.

ENTITLEMENT HOLDER   **BRASSICA TRUST COMPANY LLC**

Signature: Signature:

Name: Name:

Title: Title:

Email for Notices:

EXHIBIT E

Testing the Waters Communications



Republic

Company Name	Zero-Gravity
Logo	
Headline	Zero gravity flights for astronaut training, research, and public enjoyment







Take Your First Step Into Space
zero G

zero G
Trusted By The Space Industry Elite
NASA
UNITED STATES SPACE FORCE
BLUE ORIGIN
AXIOM SPACE
GALACTIC







Slides


zero G


zero G









Tags   B2C, Experiences, B2G, Space, Companies

Summary

- The only FAA-approved provider of zero gravity flights.
- 20 years in operation, 850+ flights, 16,000+ parabolas, 22,000+ flyers
- A spotless safety record due to rigorous internal safety standards
- Diversified revenue across government, research, private and public flights
- NASA's exclusive provider of parabolic zero gravity flights in the U.S.
- Creative collaborations with Google, Heineken, SONY, Stoli, and others
- $6.7M from investors including Rock Mountain Capital, Lane Bess, and others

Executive Summary

A Space Industry Staple



Zero Gravity Corporation is the world leader in zero gravity flights and the first and only FAA certified parabolic flight operator.

Zero-G is seeking up to $5M to complete its strategic repositioning and lay the foundation for hyper-growth.

With a perfect safety record in operation for 20 years and a proven product/market fit with fully diversified revenue streams, Zero-G is positioned to take advantage of the second wave of space exploration being driven by commercial space companies.

With the company currently on-track to generate more revenue in 2024 than ever before, now is the time to become a shareholder.

The Experience

Defying Gravity

The Zero-G Experience® is a one-of-a-kind opportunity to experience true weightlessness without going to space!

Flying on our specially modified B-727 aircraft, you'll experience a weightless environment that allows you to float, flip, and soar as if in space. It's not a simulation—it's real life, minus gravity.

Only a fraction of humanity has ever experienced zero gravity. We're changing that.

A Spotless Safety Record

20 Years In Operation

850+ Flights

16,000+ Parabolas

22,000+ Guest

Traction

Your First Step Into Space



"A Zero-G flight is the first step towards space travel...it was amazing. I could have gone on and on.
Space, here I come!"

-PROF. STEPHEN HAWKING

As the only FAA-approved provider of parabolic flights in the country, we do it all:

Astronaut training | Research | Space station hardware | TV & movies | Marketing campaigns | Corporate incentives | U.S. Space Force training | Space suit R&D | Bio-printed human organs | Lunar habitats | Space medicine | Private flights | Public flights

We spent 11 years receiving FAA approval before conducting commercial operations. Any new competitors would require approximately 4-5 years to follow in our footsteps.

Zero-G is *the* first step into space. Not just for one industry, one country, or one group of people-- **but for the entire planet.**

A Few Famous Flyers




JAMES CAMERON
ELON MUSK
KATE UPTON
RICHARD BRANSON
AL ROKER
BUZZ ALDRIN
HALLE BERRY
NICOLE KIDMAN & KEITH URBAN
MARTHA STEWART
JUSTIN BIEBER
LOGAN PAUL
JOEY FATONE
PHARRELL WILLIAMS
GEORGE TAKEI

Creative Collaborations


GOOGLE
THE BACHELORETTE
SPORTS ILLUSTRATED
LOGAN PAUL
TONY HAWK & SONY
DESPERADOS CONCERT
ROBINSONS


MYTHBUSTERS
STOLI VODKA
DR. PEPPER
KELLOGG'S
RUBIK'S CUBE

Revenue Streams

Fully Diversified Revenue Streams

Research Flights

We provide aerospace engineers with their own zero gravity laboratory to test their space-bound technology in Lunar, Martian, and zero gravity. Over 50 payloads that have launched to the Int'l Space Station started by flying on Zero-G.

Private Flights

Pitch text We offer private charters for any client needing G-Force One entirely to themselves. Private charters represent a wide variety of flight types, ranging from marketing campaigns, Weightless Weddings, and zero gravity concerts, to U.S. Space Force cadet training and movie production.

Public Flights





YOUR FIRST STEP INTO SPACE

zero-g

For everyone who grew up wishing to be an astronaut, we offer public zero gravity flights. For the general public, the closest available alternative is a suborbital flight for approximately half a million dollars, and provides only 2-3 minutes of zero gravity time. When compared to Zero-G's price tag of only $9,900 plus tax per seat for ~7.5 minutes of zero gravity time, our consumer passengers see tremendous value in receiving more for less.

Meet The Team

**Gravity Works Hard,
Zero-G Works Smart**

Our team of experts possess the unique experience required for rapid growth & profitability.



MATT GOHD   EXECUTIVE CHAIRMAN

Zero-G CEO from 2019-2022. Took over in 2019 on the verge of closing and despite the pandemic, grew revenues 400% through 2022. Securities industry for over 40 years, involved in over 50 IPOs, mergers, restructurings, and acquisitions generating billions of dollars of shareholder value.

Co-chairman of Bluestone Capital, Principal Managing Director of Pali Capital.



KEVIN SPROGE   CEO

20+ year career as U.S. Navy Test Pilot and Aerospace Engineering Duty Officer. Secretary of Defense Corporate Fellow to Alaska Airlines. Original Crewmember 7 at Blue Origin, and Director of Mission Assurance at Sierra Space.

B.S. in Aerospace Engineering from the United States Naval Academy; M.S. in Aviation Systems Engineering from University of Tennessee Space Institute;



KERI EDWARDS   VICE PRESIDENT, OPERATIONS

20+ years of aviation experience in operations, customer experience, and hospitality. Former CEO of Meeting Point North America. Grew Via Airlines from an FAA Part 135 operation to an FAA Part 121 operation as the Director of Safety and Compliance.

B.S. in Psychology from University of Central Florida.



GREGORY MELON   VICE PRESIDENT, MARKETING & SALES



Creative strategist with 14 years of experience building scalable, high-performing marketing & sales teams. Built and/or optimized marketing & sales departments for over 100 companies. Driven over $85 million in career sales across a variety of industries.

B.S. in International Business, Marketing, & Mandarin Chinese from #1-ranked Darla Moore School of Business (University of South Carolina)

Company History




Zero-G Confidential

Short Term Goals

Preparing For Future Growth

In 2024, we have pivoted to a relentless focus on executing the core business of operating revenue-generating zero gravity flights.

Our target goal for 2024 is 90 flights. As of July 30th, 2024 we completed 44 flights with over $11M in revenue YTD.



What happened in 2023?

We don't hide the fact that 2023 was an exceptionally challenging year for the company. Due to various management failures, we didn't fly a single flight. Zero-G's entire leadership team and Board of Directors was replaced in late 2023.

After returning to operation in January 2024, Zero-G is better than ever. At our current pace, **we are on-track to generate more revenue in 2024 than any other year in the company's history.**

Long Term Goals

International Expansion



As the internationally recognized world leader in zero gravity flights, we're in a unique position to bring these flights to a wider global audience.

Zero-G has already secured an agreement to establish Zero-G South Korea through a local joint venture.

This is only one example of how the United States' allies see an opportunity with Zero-G to elevate their standing within the space industry's international stage, without pursuing the traditional path of investing billions upfront in rocket launch infrastructure.

Funding

Laying The Foundation For Hyper-Growth

For Hyper-Growth!



Zero-G seeks up to $5.0M to complete its strategic operational and financial re-positioning.

- Previous funding round was completed in 2024 at a $13M valuation

Use of $5.0M proceeds:

- $1.0M to fulfill financial obligations from 2023 cancellations
- $1.0M to support recovery flights and operational expenses
- $3.0M for working capital and sourcing a second B-727 aircraft

Summary

Zero Gravity. Infinite Potential.

Nearly every space industry company requires a minimum investment measured in millions. Zero-G's mission has always focused on increasing accessibility for the general public to experience, and participate in, the space industry. This campaign simply represents the latest manifestation of that mission.

This is your opportunity to become a shareholder with the world leader in zero gravity flights , without the million-dollar price tag required by traditional space industry investments.



Team



Matt Gohd	Executive Chairman	Zero-G CEO 2019-2022. Grew revenues 400% by 2022 despite the pandemic. 40+ years in the securities industry, involved in 50+ IPOs, mergers, restructurings, acquisitions. Co-chairman of Bluestone Capital, Principal Managing Director of Pali Capital.
Kevin Sproge	CEO	
Keri Edwards	VP, Operations	
Gregory Melon	VP, Marketing & Sales	

Perks

$500	$25 credit to the Zero-G online store at zerogshop.com
$1,000	All of the above plus: $50 credit to the Zero-G online store at zerogshop.com
$5,000	All of the above plus Zero-G flight suit with custom leather nametag
$10,000	All of the above plus: $500 off per seat up to 4 seats on any public parabolic flight
$50,000	All of the above plus: $1,000 off per seat up to 4 seats on any public parabolic flight
$100,000	All of the above plus: Private lunch with the Zero-G CEO and a NASA astronaut
$250,000	All of the above plus: 2 free spots on the two day Flagship Astronaut Experience at Kennedy Space Center including a parabolic flight with a NASA astronaut, two day passes to the KSC Visitor's Center, and a private astronaut tour of KSC.
$500,000	All of the above plus: A private section (half the aircraft) onboard a parabolic flight for you and up to 14 guests with a dedicated photographer

FAQ



AUGUST 26, 2024

Hi [Name],

[Zero-G](#), the world leader in zero gravity flights, is about to announce a public crowdfunding campaign. As a current shareholder, I've been granted early access and wished to share it with you.

Zero-G has always been focused on making the space industry more accessible to everyone, and this campaign is no different. While most space companies require astronomical investments, this campaign allows you to make a meaningful investment for as little as $250.

As an early investor, you'll also unlock a range of exciting incentives and bonus shares—from new merch, to lunch with an astronaut.

When time permits, take a few minutes to [explore their crowdfunding page](#) before it's publicly announced on September 9th. If you have any questions, or even wish to meet the CEO, let me know and I'll gladly make an introduction.

Sincerely,



AUGUST 26, 2024

This content is only intended for sharing across social media once the crowdfunding campaign has been publicly announced. Please avoid posting publicly until September 9th, 2024.

Zero-G just announced a public crowdfunding campaign, and I'm excited to finally share it publicly.

Zero-G has always been focused on making the space industry more accessible to everyone, and this campaign is no different.

While most space companies require astronomical investments, their crowdfunding campaign allows you to make a meaningful investment for as little as $250. Not only can you become a shareholder with the world leader in zero gravity flights, but they also have a range of exciting incentives—from new merch, to lunch with an astronaut.

Take a minute to explore their crowdfunding page and consider investing.

https://republic.com/zerogravity

INFO@GOZEROG.COM | 505 ODYSSEY WAY #410 , EXPLORATION PARK, FL 32953 | (713) 894-2188


Fwd: Zero-G Crowdfunding Campaign: Early Access

2 messages

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---------- Forwarded message ---------
From: **Gregory Melon** <greg@gozerog.com>
Date: Mon, Aug 26, 2024 at 6:21 PM
Subject: Zero-G Crowdfunding Campaign: Early Access
To: Kevin Sproge <kevin@gozerog.com>

Dear Zero Gravity Supporters,

In the seven or so months since I took the reins at Zero Gravity, we have made tremendous progress in getting the business back on its feet after a disastrous 2023. Most recently, **as of last week we have conducted 49 revenue flights and generated over $11M in revenue YTD.**

We set a goal for 90 revenue flights in 2024, and that goal is well within our grasp. Even in the unlikely event that we fall short of that goal, **we're still on track to have the best year in the history of Zero-G which would cap off an incredible turnaround story.**

A key part of our success to date has been you, our investors and supporters. Our investor community remains our strongest advocates and you have continued to drive referrals and new business opportunities our way. Thank you for all of your steadfast support through this transition.

We are now ready to embark on the next phase of our fundraising with a public crowdfunding campaign, and I am once again asking for your support.

The crowdfunding campaign launches publicly on September 9th, and we are raising money at a $50M valuation (approximately $3.50 per share). For the two weeks prior to the public launch, we are running a private reservation campaign. Use this private link to view Zero-G's offering page on the Republic platform. Only those with the link can access the site before September 9th.

My ask of you is threefold:

1. **Invest:** Invest in our crowdfund campaign, *even if only at the lowest level*. I'm asking for 100% participation in this campaign by our investor community. Your participation is the best way you can signal your ongoing support of the company.

2. **Share:** Share the link for the private reservation campaign with your friends, families, and members of your networks and ask them to participate. Feel free to use this email template and encourage your networks to participate
3. **Publicize:** When we go public on Sept. 3rd, publicize both the campaign and your participation in it as far and wide as possible. Here's a short social post template that can be shared across all the major platforms.

With your participation and outreach, we can finish the recovery we started a year ago and turn the page to the next chapter in Zero-G's story. Thank you for your continued support, and I look forward to seeing each of you onboard G-Force One soon.

Sincerely,
Kevin Sproge
CEO



Gregory Melon
Vice President, Marketing & Sales
www.gozerog.com



Zero G Logo For Email Signatures.jpg
78K









Fwd: Early Access: Exclusive Investment Opportunity for Zero-G Fans
1 message

---------- Forwarded message ---------
From: **Zero-G** <info@gozerog.com>
Date: Mon, Aug 26, 2024 at 4:00 PM
Subject: Early Access: Exclusive Investment Opportunity for Zero-G Fans
To: Info ZERO-G <info@gozerog.com>

VIEW IN BROWSER.

NOW IS YOUR CHANCE TO BECOME A SHAREHOLDER WITH THE WORLD LEADER IN ZERO GRAVITY FLIGHTS.

We're launching an exclusive crowdfunding campaign on September 9th, and as a valued fan of Zero-G, **you receive a special 2-week head start** to secure your position before we float this to the general public!



This campaign represents the latest manifestation of our mission to make the space industry more accessible to everyone. While most space companies require astronomical investments, our crowdfunding initiative allows you to make a meaningful investment for as little as $250.



As an early investor, you'll also unlock a range of exciting incentives and bonus shares, designed to enhance your journey with us–ranging from new merch, to lunch with an astronaut.

Learn more in **this letter** from our CEO, Kevin Sproge.



Don't let this opportunity float away! The general public will be notified about this campaign on September 9th, and we want you to be among the first to embark.

VIEW PERKS



505 ODYSSEY WAY #410
EXPLORATION PARK, FL 32953

Unsubscribe

Video Transcript

Zero-G Video Transcripts For Republic

1. Meet Zero-G

Your dream of going to space has never been closer.

Whether you're a training astronaut…

A scientist researching zero gravity…

A commercial space company…

Or a civilian pursuing a lifelong dream.

It all starts at the same place: With Zero-G

The first and only FAA-approved provider of zero gravity flights.

18 years in operation

50+ experiments taken to the ISS

800+flights

22,000 guests

A spotless safety record

Sought out by famous flyers and brands worldwide.

Only a fraction of humanity has experienced zero gravity. We're changing that.

Your first step into space.

gozerog.com

2. Zero Gravity Research with Zero-G

Going there…

…Starts here.

Collect invaluable data for your space-bound technology, such as:

Space station hardware, bio-printed human organs, life support systems, Lunar habitats, space suits, cryogenics.

Test in martian gravity, Lunar gravity, and zero gravity for a realistic environment

Imagine what you might discover

Get a team of experts in your corner

From the world leader in Zero Gravity Flights

And collect the quality Data

That your research demands

"A Zero-G flight is the first step towards space travel, Space, Here I come!"
  -    Professor Stephen Hawking

Zero-G Your First Step into Space

Gozerog.com

3. Private Zero Gravity Charters

Private Charters for every occasion…

Content Creation…

Zero Gravity Concerts…

U.S. Space Force…

Weightless Weddings…

Marketing Campaigns…

TV and Movies…

Or private experiences for any reason

EXHIBIT G

Charter



BARBARA K. CEGAVSKE
Secretary of State

KIMBERLEY PERONDI
Deputy Secretary for Commercial Recordings

STATE OF NEVADA

OFFICE OF THE
SECRETARY OF STATE

Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701
Telephone (775) 684-5708
Fax (775) 684-7138

North Las Vegas City Hall
2250 Las Vegas Blvd North, Suite 400
North Las Vegas, NV 89030
Telephone (702) 486-2880
Fax (702) 486-2888

Business Entity - Filing Acknowledgement

10/04/2022

Work Order Item Number:	W2022100302237-2425012
Filing Number:	20222665097
Filing Type:	Certificate of Designation
Filing Date/Time:	10/3/2022 9:21:00 AM
Filing Page(s):	18

Indexed Entity Information:

Entity ID: C6857-1998

Entity Name: ZERO-GRAVITY HOLDINGS, INC.

Entity Status: Active

Expiration Date: None

Commercial Registered Agent

C T CORPORATION SYSTEM

701 S CARSON ST STE 200, Carson City, NV 89701, USA

The attached document(s) were filed with the Nevada Secretary of State, Commercial Recording Division. The filing date and time have been affixed to each document, indicating the date and time of filing. A filing number is also affixed and can be used to reference this document in the future.

Respectfully,

Barbara K. Cegavske

BARBARA K. CEGAVSKE
Secretary of State

Page 1 of 1

Commercial Recording Division
202 N. Carson Street



Filed in the Office of *Barbara K. Cegavske* Secretary of State State Of Nevada	**Business Number** **C6857-1998**
	Filing Number **20222665097**
	Filed On **10/3/2022 9:21:00 AM**
	Number of Pages **18**

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

- [X] Certificate of Designation
- [ ] Certificate of Amendment to Designation - Before Issuance of Class or Series
- [ ] Certificate of Amendment to Designation - After Issuance of Class or Series
- [ ] Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: ZERO-Gravity HOLDINGS, INC. Entity or Nevada Business Identification Number (NVID): C6857-1998
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series B Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:

5. Amendment of class or series of stock:	[ ] Certificate of Amendment to Designation- Before Issuance of Class or Series
	      As of the date of this certificate no shares of the class or series of stock have been issued.
	
	 [ ] Certificate of Amendment to Designation- After Issuance of Class or Series
	      The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Series B Preferred Stock Certificate of Designation with rights, preferences, and privileges as attached hereto.
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X DocuSigned by: *Matt Gohd* Date: 9/30/2022 C2343A71506A4D2... Signature of Officer

* Attach additional page(s) if necessary
This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATION
OF

ZERO-GRAVITY HOLDINGS, INC.

A Nevada Corporation

ZERO-GRAVITY HOLDINGS, INC., a Nevada corporation (the "Corporation") organized and existing under and by virtue of the provisions of the Nevada Revised Statutes of the State of Nevada (the "NRS") does hereby certify:

WHEREAS , pursuant to the Corporation's Articles of Incorporation (as amended), the Corporation's Board of Directors (the "Board") is authorized to issue, by resolution and without any action by the corporation's shareholders, up to Ten Million (10,000,000) shares of preferred stock, par value $0.0001 (the "Preferred Stock"), in one or more series, and the Board is vested with authority to fix such designations, limitation or restrictions for each series, including, but not by way of limitation the power to fix the redemption and liquidation preferences, the rate of dividends payable and the time for and the priority of payment thereof and to determine whether such dividends shall be cumulative or not and to provide for and fix the terms of conversion of such Preferred Stock or any series thereof into common stock of the Corporation and fix the voting power, if any, of shares of Preferred Stock or any series thereof.

WHEREAS, the Board believes it to be in the best interest of the Corporation and its shareholders to designate a new class of Series B Preferred Stock (as defined below);

RESOLVED, pursuant to the NRS, the Board hereby files this Certificate of Designation (the "Certificate") and designates a new class of Preferred Stock as Series B Preferred Stock as follows:

A. **Series B Preferred Stock**. The Corporation is authorized to issue up to Ten Million (10,000,000) shares of Preferred Stock. 3,428,572 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "Series B Preferred Stock" with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations:

Defined Terms:

"**Articles**" shall mean the Corporation's Amended and Restated Articles of Incorporation (as amended or amended and restated from time to time).

"**Common Stock**" shall have the meaning set forth in the Articles.

"**Liquidation Preference**" shall be equal to the Original Purchase Price.

"**Original Issue Price**" shall mean $3.50 per share for the Series B Preferred Stock (in each case, subject to adjustment from time to time for Recapitalizations as otherwise set fourth elsewhere herein).

"**Recapitalization**" shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

"**Requisite Holder**" shall mean the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis).

1. **Liquidation, Dissolution or Winding Up; Certain Merger , Consolidations and Asset Sales**.

1.1   Payments to Stockholders. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Series A Preferred Stock and the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series B Preferred Stock held by them equal to the greater of (i) the sum of (a) the Liquidation Preference specified for such share of Series B Preferred Stock, plus (b) any Accruing Dividends accrued but unpaid thereon, whether or not declared, together with any other dividends declared but unpaid thereon, plus (c) any Accrued Dividends that would have otherwise been payable through December 31 of the year of such Deemed Liquidation Event or (ii) such amount per share as would have been payable had all share of Series B Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon the liquidation, dissolution or winding up of the Corporation, the assets of the Corporation legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 1.1, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 1.1. After the payment or setting aside for payment to the holders of Series B Preferred Stock of the full amounts specified in this Section 1.1, the entire remaining assets of the Corporation legally available for distribution shall be distributed pro rata to holders of the Series A Preferred Stock and Common Stock of the Corporation in accordance with the Articles.

1.2   Deemed Liquidation Events.

1.2.1   Definition. Each of the following events shall be considered a "'Deemed liquidation Event" unless the Requisite Holders elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; provided that, for the purpose of this Section 1.2.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are convened or exchanged: or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.2.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.2 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the "Board"), except that any publicly traded securities to be distributed to stockholders in such merger, consolidation, sale, transfer or other distributions shall be valued as follows (unless otherwise provided for in the definitive agreements governing such merger, consolidation, sale, transfer or other distribution).

(a)   If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the distribution;

(b)   if the securities are actively traded over-the-counter then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the distribution date shall be deemed to be the date such transaction closes.

For the purposes of this 1.2.2, "**trading day**" shall mean any day which the exchange on which the securities to be distributed are traded is open and "**closing prices**" or "**closing bid prices**" shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange or the Nasdaq Stock Market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time on that day and (ii) for securities listed or traded on other exchanges and markets, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange or market. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

2.   **Voting**.

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series B Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series B Preferred Stock held by such holder are convertible as of the record date for determining stockholder entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series B Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of these Articles, holders of Series B Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

#11194569 v4 \030337 \0001

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2.2   Series B Preferred Stock Protective Provisions. At any time when at least 500,000 shares of Series B Preferred Stock remain outstanding (as adjusted for any Recapitalizations), the Corporation shall not, either directly or indirectly by amendment, merger. consolidation or otherwise, do any of the following without (in addition to any other vote required by law or these Articles) the written consent or affirmative vote of at least a majority of the outstanding shares of Series B Preferred Stock (voting as a single class on an as-convened basis) and the Series B Director, given in writing or by vote at a meeting. consenting, or voting (as the case may be) separately as a single class:

(a)   increase the authorized number of shares of Series B Preferred Stock;

(b)   alter or change the rights, preferences, powers or privileges of the Series B Preferred Stock set forth in these Articles or bylaws, as then in effect in a way that adversely affects the Series B Preferred Stock in a manner disproportionate to the Series B Preferred Stock;

(c)   authorize or create (by reclassification, or otherwise) or issue or obligate itself to issue any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends or payments upon liquidation senior to the Series B Preferred Stock;

(d)   purchase or redeem or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series B Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof;

(e)   enter into or be a party to any transaction with any director, officer, or employee of the Corporation or any "associate" (as defined in Rule 12b-2 promulgated under the Securities Exchange Act of 1934, as amended) of any such Person,;

(f)   increase the number of shares of Common Stock reserved for issuance under the Corporation's equity incentive plan ("Incentive Plan") or create, or authorize the creation of, any other equity incentive or compensation plan or arrangement, or issue, or authorize the issuance of, shares of Common Stock to any employee, consultant, director or advisor other than pursuant to the Incentive Plan;

(g)   increase the size of the Board of Directors; or

(h)   incur secured indebtedness or pledge the Company's assets, except in the ordinary course of business (e.g., purchase money security interests).

2.3   Election of Directors. So long as at least 500,000 shares (as adjusted for Recapitalizations) of Series B Preferred Stock remain outstanding, the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one member of the Board at each meeting or pursuant to each consent of the Corporation's stockholders for the election of directors (the "**Series B Director**").

3. **Conversion**. The holders of the Series B Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Series B Preferred Stock shall be convertible, at the option of the holder thereof, at any time and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Series B Preferred Stock by the Conversion Price (as defined below) for such series of Series B Preferred Stock in effect at the time of conversion. The "**Conversion Price**" for the Series B Preferred Stock shall initially mean the Original Issue Price. Such initial Conversion Price, and the rate at which shares of Series B Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2   Termination of Conversion Rights. Subject to Section 3.3.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series B Preferred Stock.

3.2   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock, in lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series B Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.3   Mechanics of Conversion.

3.3.1   Notice of Conversion. In order for a holder of Series B Preferred Stock to voluntarily convert Shares of Series B Preferred Stock into shares of Common Stock, such holder shall surrender any certificate or certificates for such shares of Series B Preferred Stock (or, if such registered holder alleges that any such certificate has been lost stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series B Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series B Preferred Stock represented by such certificate or certificates or book entry and, if applicable any event on which such conversion is contingent (a "**Contingency Event**"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes any certificate or certificates or book entry for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of any such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "Conversion Time"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate or book entry shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) as applicable. issue and deliver to such holder of Series B Preferred Stock, or to such holder's nominees, a certificate or certificates or make a book entry for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate or book entry for the number (if any) of the shares of Series B Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay any Accruing Dividends accrued but unpaid on the shares of Series B Preferred Stock, whether or not declared together with any other dividends declared but unpaid thereon.

3.3.2   Reservation of Shares. The Corporation shall at all times while any share of Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series B Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series B Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Series B Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of the Series B Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

3.3.3   Effect of Conversion. All shares of Series B Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of Series B Preferred Stock so converted shall be retired and cancelled and may not be reissued.

3.3.4   No Further Adjustment. Upon any conversion of shares of Series B Preferred Stock, no adjustment to the Conversion Price of the applicable series of Series B Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Series B Preferred Stock or on the Common Stock delivered upon conversion.

3.4   Adjustment for Diluting Issuances.

3.4.1   Special Definitions. For purposes of this Article V, the following definitions shall apply:

(a)   "**Option**" shall mean any right, option or warrant to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities from the Corporation.

(b)   "**Original Issue Date**" shall mean the dale on which the first share of such series of Series B Preferred Stock was issued.

(c)   "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities issued by the Corporation that are directly or indirectly convertible into or exchangeable for Common Stock but excluding Options.

(d)   "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 3.4.2 below, deemed to be issued) by the Corporation after the Original Issue Date, other than the following shares of Common Stock and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (collectively as to all such shares and shares deemed issued, "Exempted Securities"):

(i)   shares of Common Stock upon the conversion of the Series B Preferred Stock;

(ii)   shares of Series B Preferred Stock, Common Stock, or other Convertible Securities issued, directly or indirectly, upon exercise or conversion of convertible promissory notes or other Convertible Securities that are issued and outstanding on the Series B Original Issue Date, including shares of Common Stock, Options or Convertible Securities issued in connection with existing warrants;

(iii)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such shares of Series B Preferred Stock;

(iv)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on or subdivision of shares of Common Stock that is covered by Section 3.5, 3.6, 3.7, 3.8 or 3.9;

(v)   shares of Common Stock or Options to acquire shares of Common Stock, including but not limited to stock appreciation rights payable in shares of Common Stock or in Options or Convertible Securities, issued to employees, officers or directors of, or consultants, or advisors to the Corporation or any subsidiary or other commercial entity pursuant to a plan, agreement or arrangement approved by the Board, including up to 10,000,000 shares of Common Stock reserved and issuable to employees as part of an employee stock option plan approved by the Board;

(vi)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options, or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided that such issuance is pursuant to the terms of such Option or Convertible Security;

(vii)   shares of Common Stock Options or Convertible Securities issued to banks, equipment lessors or other financial institutions pursuant to a debt financing, equipment leasing or other commercial transaction approved by the Board;

(viii)   shares of Common Stock. Options or Convertible Securities issued pursuant to a bona fide acquisition of another entity by the Corporation by merger or consolidation with, purchase of substantially all of the assets of, or purchase of more than fifty percent of the outstanding equity securities of, the other entity, or issued pursuant to a bona fide joint venture agreement. *provided* that such issuances are approved by the Board·

(ix)   share of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM , marketing or other similar agreements or strategic partnerships approved by the Board;

          (x)   shares of Common Stock, Options or Convertible Securities issued as a result of a decrease in the Conversion Price the Series B Preferred Stock resulting from the operation of Section 3.4.3;

          (xi)   shares of Common Stock issued in an offering to the public pursuant to a registration statement filed under the Securities Act with, and declared effective by, the Securities and Exchange Commission;

          (xii)   shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board;

          (xiii)   shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board; or

          (xiv)   the issuance or deemed issuance of Common Stock if the Corporation receives written notice from the holders of at least 50% of the then outstanding Shares of Series B Preferred Stock on an as-convened basis agreeing that no adjustment shall be made to the Conversion Price of such series as a result of the issuance or deemed issuance.

      3.4.2   <u>Deemed Issue of Additional Shares of Common Stock.</u>

          (a)   If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability (including the passage of time) but without regard to any provision contained therein for a subsequent adjustment of such number including by way of anti-dilution adjustment) issuable upon the exercise of such Options or in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

          (b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.3, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (ii) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Section 3.4.2(b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (1) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (2) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.3 (either because the consideration per share (determined pursuant to Section 3.4.4) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (i) any increase in the number of share of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (ii) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 3.4.2(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) that resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.3, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion an or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 3.4.2 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in Sections 3.4.2(b) and 3.4.2(c)). If the number of shares of Common Stock issuable upon the exercise. conversion and/or exchange of any Option or Convertible Security, or the consideration payable 10 the Corporation upon such exercise conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to such Conversion Price that would result under the terms of this Section 3.4.2 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

3.4.3 Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the applicable Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 3.4.2), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-thousandth of a cent) determined in accordance with the following formula:

$$CP^2 = CP^1 * (A+B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

"CP^2" shall mean the applicable Conversion Price in effect immediately after such issue or deemed issue of Additional Shares of Common tock

"CP^1" shall mean the applicable Conversion Price in effect immediately prior to such issue or deemed issue of Additional Shares of Common Stock;

"A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue or deemed issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series B Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

"B" shall mean the number of shares of Common Stock that would have been issued or deemed issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP^1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP^1); and

"C" shall mean the number of such Additional Shares of Common Stock actually issued or deemed issued in such transaction.

3.4.4 Determination of Consideration. For purposes of this Section 3.4, the consideration received by the Corporation for the issue or deemed issue of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest:

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued

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pursuant to Section 3.4.2, relating to Options and Convertible Securities shall be determined by dividing:

(i)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

3.4.5   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 3.4.2 and such issuance dates occur within a period of no more than 120 days after the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period that are a part of such transaction or series of related transactions).

3.5   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.5 shall become effective at the close of business on the date the subdivision or combination becomes effective.

3.6   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.6 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series B Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

3.7   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) then and in each such event the holders of Series B Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of Series B Preferred Stock had been converted into Common Stock on the date of such event.

3.8   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date the Common Stock issuable upon the conversion of Series B Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.4, 3.5, 3.6 or 3.8 or by Section 1.2 regarding a Deemed Liquidation Event), then in any such event each holder of Series B Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Series B Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.9   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.2, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not Series B Preferred Stock) is converted into or exchanged for securities, cash, or other property other than a transaction covered by Sections 3.6, 3.7 or 3.8 or by Section 1.2 regarding a Deemed Liquidation Event), then, following any such consolidation or merger, provision shall be made that each share of Series B Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series B Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction: and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of Series B Preferred Stock, to the end that the provisions set forth in this Section 3 (including provisions with respect to changes in and other adjustments of the Conversion Price of Series B Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be in relation to any securities or other property thereafter deliverable upon the conversion of Series B Preferred Stock.

3.10   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 3, the Corporation shall at its expense compute such adjustment or readjustment in accordance with the terms hereof and may furnish to each holder of Series B Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which Series B Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall as promptly as practicable upon the written request at any time of a holder of Series B Preferred Stock, furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price then in effect and (b) the number of shares of Common Stock and the amount, if any of other securities, cash or property which then would be received upon the conversion of Series B Preferred Stock.

3.11   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in a firm-commitment underwritten public offering resulting in aggregate gross proceeds of at least $25,000,000, or (b) the date and time, or the occurrence of an event specified by vote or written consent of the holders of at least a majority of the outstanding shares of Series B Preferred Stock (voting as a single class on an as-converted basis) at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of B preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation; provided that any accrued but unpaid dividends shall be paid in at least two installments as if such dividends were payable through December 31st of the applicable Mandatory Conversion Time.

3.12   Procedural Requirements. All holders of record of shares of Series B Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series B Preferred Stock pursuant to Section 3.11. Unless otherwise provided in these Articles, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series B Preferred Stock shall surrender any such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and may thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Series B Preferred Stock converted pursuant to Section 3.11, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, if applicable, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor to receive the items provided for in the next sentence of this Section 3.12. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Series B Preferred Stock the

Corporation may issue and deliver to such holder, or to such holders nominee(s), a certificate or certificates or book entry for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series B Preferred Stock converted. Such converted Series B Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series B Preferred Stock accordingly.

4.   Dividends.

4.1   Cumulative Series B Preferred Stock Dividend Preference. From and after the date of issuance of any shares of Series B Preferred Stock, dividends at the rate per annum equal to nine percent (9%) of the Original Issue Price per share of Series B Preferred Stock shall accrue on such shares of Series B Preferred Stock (the "Accruing Dividend"). Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Section 4.1 or in Section 1.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board of Directors and the Corporation shall be under no obligation to pay such Accruing Dividends. Dividends shall be payable in the manner set forth in Section 4.2. The Corporation shall not pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) in any calendar year unless (in addition to the obtaining of any consents required elsewhere in these Articles) the holders of the Series B Preferred Stock then outstanding shall first receive, or simultaneously receive, out of funds legally available therefor, a stock dividend on each outstanding share of Series B Preferred Stock in an amount equal to the amount of Accruing Dividends then accrued on such share of Series B Preferred Stock and not previously paid.

4.2   Payment. The Accruing Dividends applicable to a share of Series B Preferred Stock shall be payable by issuing additional fully paid and non-assessable shares of Common Stock in an amount equal to (i) the Accruing Dividend applicable to such share of Series B Preferred Stock, divided by (ii) the Conversion Price of such share of Series B Preferred Stock. The issuance of shares of Common Stock shall constitute full payment of such Accruing Dividend and all such shares which may be issued in payment of such Accruing Dividend shall upon issuance, be duly authorized, validly issued, fully paid and non-assessable. No fractional shares will be issued by the Company for the purposes of paying Accruing Dividends. In lieu of any fractional share that would otherwise be issued in respect of a dividend payment, the number of shares of Common Stock issued to each holder of Series B Preferred Stock shall be rounded up to the closest whole share of Common Stock.

4.3   Reservation of Shares. The Corporation shall at all times while any share of Series B Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of paying the Accruing Dividends, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to pay such Accruing Dividend in full; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to pay the Accruing Dividend, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to these Articles.

4.4   Participation. If, after dividends in the full preferential amount specified in Section 4.1 for the Series B Preferred Stock have been paid or set apart for payment in any calendar year of the

Corporation, the Board shall declare additional dividends out of funds legally available therefor in that calendar year, then such additional dividends shall be declared pro rata on the Common Stock and the Series B Preferred Stock on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose each holder of shares of Series B Preferred Stock is to be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Series B Preferred Stock held by such holder pursuant to Section 3.

          4.5   <u>Non-Cash Dividends</u>. Whenever a dividend provided for in this Section 4 shall be payable in property other than cash, the value of such dividend shall be deemed to be the fair market value of such property as determined in good faith by the Board.

          5.   **Redeemed or Otherwise Acquired Shares**. Any shares of Series B Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series B Preferred Stock following redemption.

          6.   **Waiver**. Any of the rights, powers, privileges and other terms of the Series B Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series B Preferred Stock by the affirmative written consent or vote of the holders of a majority of the outstanding shares of Series B Preferred Stock (voting as a single class on an as-converted basis).

          7.   **Notice of Record Date.** In the event:

          (a)   the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series B Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

          (b)   of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

          (c)   of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series B Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series B Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Series B Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

8. **Notices**. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Series B Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the Nevada Revised Statutes, and shall be deemed sent upon such mailing or electronic transmission.

9. **Severability**. If any word, phrase provision or clause of this Certificate is deemed to be invalid, illegal, or unenforceable, only specific content shall be deemed stricken from this Certificate and all remaining language, content, rights, restrictions and privileges of this Certificate shall remain in effect. If any word, phrase, provision or clause of this Certificate is inapplicable to any person or circumstance it shall nevertheless remain applicable to all other persons and circumstances.

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IN WITNESS WHEREOF, the undersigned has executed this is Certificate of Designation of ZERO-GRAVITY HOLDINGS, INC. on September 26, 2022.

ZERO-GRAVITY
HOLDINGS, INC.

DocuSigned by:

Matt Gold

C2343A71596A4D2...

By: Matt Gold
Its: CEO

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EXHIBIT H

Bylaws

– Shareholders can elect
– Directors resign
– No more than [illegible]

AMENDED BYLAWS

OF

SPACE ADVENTURES, LTD.
A Nevada Corporation
(Adopted March 1, 2010)

ARTICLE I
OFFICES

SECTION 1. PRINCIPAL EXECUTIVE OFFICE. The principal office of the Corporation is hereby fixed in Vienna, Virginia.

SECTION 2. OTHER OFFICES. Branch or subordinate offices may be established by the Board of Directors at such other places as may be desirable.

ARTICLE II
SHAREHOLDERS

SECTION 1. PLACE OF MEETING. Meetings of the shareholders shall be held either at the principal executive office of the corporation or at any other location within or without the State of Nevada which may be designated by written consent of all persons entitled to vote thereat.

SECTION 2. ANNUAL MEETINGS. The annual meeting of shareholders shall be held on such day and at such time as may be fixed by the Board; provided, however, that should said day fall upon a Saturday, Sunday, or legal holiday observed by the Corporation at its principal executive office, then any such meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is a full business day. At such meetings, directors shall be elected by plurality vote and any other proper business may be transacted.

SECTION 3. SPECIAL MEETINGS. Special meetings of the shareholders may be called for any purpose or purposes permitted under Chapter 78 of Nevada Revised Statutes at any time by the Board, the Chairman of the Board, the President, or by the shareholders entitled to cast not less than twenty-five percent (25%) of the votes at such meeting. Upon request in writing to the Chairman of the Board, the President, any Vice-President or the Secretary, by any person or persons entitled to call a special meeting of shareholders, the Secretary shall cause notice to be given to the shareholder entitled to vote, that a special meeting will be held not less than thirty-five (35) nor more than sixty (60) days after the date of the notice.

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SECTION 4. NOTICE OF ANNUAL OR SPECIAL MEETING. Written notice of each annual meeting of the shareholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each shareholder entitled to vote thereat. Such notice shall state the place, date and hour of the meeting and (i) in the case of a special meeting the general nature of the business to be transacted, or (ii) in the case of the annual meeting, those matters which the Board, at the time of the mailing of the notice, intends to present for action by the shareholders, but any proper matter may be presented at the meeting for such action. The notice of any meeting at which directors are to be elected shall include the name of the nominees intended, at the time of the notice, to be presented by management for election.

Notice of a shareholders' meeting shall be given either personally or by mail or email, addressed to the shareholder at the address of such shareholder appearing on the books of the corporation.

An affidavit of mailing of any notice, executed by the Secretary, shall be prima facie evidence of the giving of the notice.

SECTION 5. QUORUM. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders. If a quorum is present, the affirmative vote of the majority of shareholders represented and voting at the meeting on any matter, shall be the act of the shareholders. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding withdrawal of enough shareholders to leave less than a quorum, if any action taken (other than adjournment) is approved by at least a majority of the number of shares required as noted above to constitute a quorum. Notwithstanding the foregoing, (1) the sale, transfer and other disposition of substantially all to the corporation's properties and (2) a merger of consolidation of the corporation shall required the approval by an affirmative vote of not less than two-thirds (2/3) of the corporation's issued and outstanding shares.

SECTION 6. ADJOURNED MEETING AND NOTICE THEREOF. Any shareholders' meeting, whether or not a quorum is present, may be adjourned from time to time. In the absence of a quorum (except as provided in Section 5 of this Article), no other business may be transacted at such meeting.

It shall not be necessary to give any notice of the time and place of the adjourned meeting or of the business to be transacted thereat, other than by announcement at the meeting at which such adjournment is taken; provided, however when a shareholders meeting is adjourned for more than forty-five (45) day or, if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be give as in the case of an original meeting.

SECTION 7. VOTING. The shareholders entitled to notice of any meeting or to vote at such meeting shall be only persons in whose name shares stand on the stock records of the corporation on the record date determined in accordance with Section 8 of this Article.

SECTION 8. RECORD DATE. The Board may fix, in advance, a record date for the determination of the shareholders entitled to notice of a meeting or to vote or entitled to receive payment of any dividend or other distribution, or any allotment of rights, or to exercise rights in respect to any other lawful action. The record date so fixed shall be not more than sixty (60) nor less than ten (10) days prior to the date of the meeting nor more than sixty (60) days prior to any other action. When a record date is so fixed, only shareholders of record on that date are entitled to notice of and to vote at the meeting or to receive the dividend, distribution, or allotment of rights, or to exercise of the rights, as the case may be, notwithstanding any transfer of shares on the books of the corporation after the record date. A determination of shareholders of record entitled to notice of or to vote at a meeting of shareholders shall apply to any adjournment of the meeting unless the Board fixes a new record date for the meeting. The Board shall fix a new record date if the meeting is adjourned for more than forty-five (45) days.

If no record date is fixed by the Board, the record date for determining shareholders entitled to notice of or to vote at a meeting of shareholders shall be the close of business on the business day next preceding the day on which notice is given or, if notice is waived, at the close of business on the business day next preceding the day on which notice is given. The record date for determining shareholders for any purpose other than as set in this Section 8 or Section 10 of this Article shall be at the close of the day on which the Board adopts the resolution relating thereto, or the sixtieth day prior to the date of such other action, whichever is later.

SECTION 9. CONSENT OF ABSENTEES. The transactions of any meeting of shareholders, however called and noticed, and wherever held, are as valid as though had at a meeting duly held after regular call and notice, if a quorum is present either in person or by proxy, and if, either before or after the meeting, each of the persons entitled to vote not present in person or by proxy, signs a written waiver of notice, or a consent to the holding of the meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

SECTION 10. ACTION WITHOUT MEETING. Any action which, under any provision of law, may be taken at any annual or special meeting of shareholders, may be taken without a meeting and without prior notice if a consent in writing, setting forth the actions to be taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Unless a record date for voting purposes be fixed as provided in Section 8 of the Article, the record date for determining

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shareholders entitled to give consent pursuant to this Section 10, when no prior action by the Board has been taken, shall be the day on which the first written consent is given.

SECTION 11. PROXIES. Every person entitled to vote shares has the right to do so either in person or by one or more persons authorized by a written proxy executed by such shareholder and filed with the Secretary not less than five (5) days prior to the meeting.

SECTION 12. CONDUCT OF MEETING. The President shall preside as Chairman at all meetings of the shareholders, unless another Chairman is selected. The Chairman shall conduct each such meeting in a businesslike and fair manner, but shall not be obligated to follow any technical, formal or parliamentary rules or principles of procedure. The Chairman's ruling on procedural matters shall be conclusive and binding on all shareholders, unless at the time of ruling a request for a vote s made by the shareholders entitled to vote and represented in person or by proxy at the meeting, in which case the decision of the majority of such shares shall be conclusive and binding on all shareholders. Without limiting the generality of the foregoing, the Chairman shall have all the powers usually vested in the chairman of a meeting of shareholders.

ARTICLE III
DIRECTORS

SECTION 1. POWERS. Subject to limitation of the Articles of Incorporation, of these bylaws, and of actions required to be approved by the shareholders, the business and affairs of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board. The Board may, as permitted by law, delegate the management of the day-to-day operation of the business of the corporation provided that the business and affairs of the corporation shall be managed and all corporate powers shall be exercised under the ultimate direction of the Board. Without prejudice to such general powers, it is hereby expressly declared that the Board shall have the following powers:

(a) To select and remove all of the officers, agents and employees of the corporation, prescribe the powers and duties for them as may not be inconsistent with law, or with the Articles of Incorporation or these bylaws, fix their compensation, and require from them, if necessary, security for faithful service.

(b) To conduct, manage, and control the affairs and business of the corporation and to make such rules and regulations therefore not inconsistent with law, with the Articles of Incorporation or these bylaws, as they may deem best.

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(c) To adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock and to alter the form of such seal and such certificates from time to time as in their judgment they deem best.

(d) To authorize the issuance of shares of stock of the corporation from time to time, upon such terms and for such consideration as may be lawful.

(e) To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and deliver therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecation or other evidence of debt and securities therefore.

SECTION 2. NUMBER AND QUALIFICATION OF DIRECTORS. The maximum number of directors shall be ten until changed by amendment of the Articles or by a bylaw duly adopted by approval of the outstanding shares amending this Section 2.

SECTION 3. ELECTION AND TERM OF OFFICE. The directors shall be elected at each annual meeting of the shareholders but if any such annual meeting is not held or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders held for that purpose. Each director shall hold office until the next annual meeting and until a successor has been elected and qualified.

SECTION 4. CHAIRMAN OF THE BOARD. At the regular meeting of the Board, the first order of business will be to select, from its members, a Chairman of the Board whose duties will be to preside over all board meetings until the next annual meeting and until a successor has been chosen.

SECTION 5. VACANCIES. Any director may resign effective upon giving written notice to the Chairman of the Board, the President, Secretary, or the Board, unless the notice specifies a later time for the effectiveness of such resignation. If the resignation is effective at a future time, a successor may be elected to take office when the resignation becomes effective.

Vacancies in the Board including those existing as a result of a removal of a director, shall be filled by the shareholders at a special meeting, and each director so elected shall hold office until the next annual meeting and until such director's successor has been elected and qualified.

A vacancy or vacancies in the Board shall be deemed to exist in case of the death, resignation or removal of any director or if the authorized number of directors be increased, or if

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the shareholders fail, at any annual or special meeting of shareholders at which any directors are elected, to elect the full authorized number of directors to be voted for the meeting.

The Board may declare vacant the office of a director who has been declared of unsound mind or convicted of a felony by any order of court.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies. Any such election by written consent requires the consent of a majority of the outstanding shares entitled to vote. If the Board accepts the resignation of a director tendered to take effect at a future time, the shareholder shall have power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of the director's term of office.

SECTION 6. PLACE OF MEETING. Any meeting of the Board shall be held at any place within or without the State of Nevada which has been designated from time to time by the Board. In the absence of such designation meetings shall be held at the principal executive office of the corporation.

SECTION 7. REGULAR MEETINGS. Following each annual meeting of shareholders the Board shall hold a regular meeting for the purpose of organization, selection of a Chairman of the Board, election of officers, and the transaction of other business.

SECTION 8. SPECIAL MEETINGS. Special meetings of the Board for any purposes may be called at any time by the Chairman of the Board, the President, or the Secretary or by any two directors.

Special meetings of the Board shall be held upon at least four (4) days written notice or forty-eight (48) hours notice given personally or by email, telephone, telegraph, telex or other similar means of communication. Any such notice shall be addressed or delivered to each director at such director's address as it is shown upon the records of the Corporation or as may have been given to the Corporation by the director for the purposes of notice.

SECTION 9. QUORUM. A majority of the authorized number of directors constitutes a quorum of the Board for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number be required by law or by the Articles of Incorporation. A meeting at which a quorum is initially present may continue to transact business notwithstanding the withdrawal of directors, if any

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action taken is approved by at least a majority of the number of directors required as noted above to constitute a quorum for such meeting.

SECTION 10. PARTICIPATION IN MEETINGS BY CONFERENCE TELEPHONE. Members of the Board may participate in a meeting through use of conference telephone or similar communications equipment, so long as all members participating in such meeting can hear one another.

SECTION 11. WAIVER OF NOTICE. The transactions of any meeting of the Board, however called and noticed or wherever held, are as valid as though had at a meeting duly held after regular call and notice if a quorum be present and if, either before or after the meeting, each of the directors not present signs a written waiver of notice, a consent to holding such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made part of the minutes of the meeting.

SECTION 12. ADJOURNMENT. A majority of the directors present, whether or not a quorum is present, may adjourn any directors' meeting to another time and place. Notice of the time and place of holding an adjourned meeting need not be given to absent directors if the time and place be fixed at the meeting adjourned. If the meeting is adjourned for more than forty-eight (48) hours, notice of any adjournment to another time or place shall be given prior to the time of the adjourned meeting to the directors who were not present at the time of adjournment.

SECTION 13. FEES AND COMPESATION. Directors and members of committees may receive such compensation, if any, for their services and such reimbursement for expenses, as may be fixed or determined by the Board.

SECTION 14. ACTION WITHOUT MEETING. Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board shall individually or collectively consent in writing to such action. Such consent or consents shall have the same effect as a unanimous vote of the Board and shall be filed with the minutes of the proceedings of the Board.

SECTION 15. COMMITTEES. The board may appoint one or more committees, each consisting of two or more directors, and delegate to such committees any of the authority of the Board except with respect to:

(a) The approval of any action with requires shareholders' approval or approval of the outstanding shares;
(b) The filling of vacancies on the Board or on any committees:

(c) The amendment or repeal of Bylaws or the adoption of new bylaws:

(d) The amendment or repeal of any resolution of the Board which by its express terms is not so amendable or repealable by a committee of the board;

(e) A distribution to the shareholders of the corporation;

(f) The appointment of other committees of the Board or the members thereof.

Any such committee must be appointed by resolution adopted by a majority of the authorized number of directors and may be designated an Executive Committee or by such other name as the Board shall specify. The Board shall have the power to prescribe the manner in which proceedings of any such committee shall be conducted. Unless the Board or such committee shall otherwise provide, the regular or special meetings and other actions of any such committee shall be governed by the provision of this Article applicable to meetings and actions of the Board. Minutes shall be kept of each meeting of each committee.

ARTICLE IV
OFFICERS

SECTION 1. OFFICERS. The officers of the corporation shall be a president, a secretary and a treasurer. The corporation may also have, at the discretion of the Board, one or more vice-presidents, one or more assistant vice presidents, one or more assistant secretaries, one or more assistant treasurers and such other officers as may be elected or appointed in accordance with the provisions of Section 3 of this Article.

SECTION 2. ELECTION. The officers of the corporation, except such officers as may be elected or appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by, and shall serve at the pleasure of, the Board, and shall hold their respective offices until their resignation, removal or other disqualification from service, or until their respective successors shall be elected.

SECTION 3. SUBORDINATE OFFICERS. The Board may elect, and may empower the President to appoint, such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority, and perform such duties as are provided in these bylaws or as the Board, or the President may from time to time direct.

SECTION 4. REMOVAL AND RESIGNATION. Any officer may be removed, either with or without cause, by the Board of Directors at any time, or, except in the case of an officer chosen by the Board, by any officer upon whom such power of removal may be conferred by the Board.

Any officer may resign at any time by giving written notice to the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein. The acceptance of such resignation shall be necessary to make it effective.

SECTION 5. VACANCIES. A vacancy of any office because of death, resignation, removal, disqualification, or any other cause shall be filled in the manner prescribed by these bylaws for the regular election or appointment to such office.

SECTION 6. PRESIDENT. The President shall be the chief executive officer and general manager of the corporation. The President shall preside at all meetings of the shareholders and, in the absence of the Chairman of the Board at all meetings of the Board. The president has the general powers and duties of management usually vested in the chief executive officer and the general manager of a corporation and such other powers and duties as may be prescribed by the Board.

SECTION 7. VICE PRESIDENTS. In the absence or disability of the President, the Vice Presidents in order of their rank as fixed by the Board or, if not ranked, the Vice President designated by the Board, shall perform all the duties of the President, and when so acting shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice President shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the President or the Board.

SECTION 8. SECRETARY. The Secretary shall keep or cause to be kept, at the principal executive offices and such other place as the Board may order, a book of minutes of all meetings of shareholders, the Board, and its committees, with the time and place of holding, whether regular or special, and how authorized, the notice thereof given, the names of those present at Board and committee meetings, the number of shares present or represented at shareholders' meetings, and proceedings thereof. The Secretary shall keep, or cause to be kept, a copy of the bylaws of the corporation at the principal executive office of the corporation.

The Secretary shall keep, or cause to be kept, at the principal executive office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses, the number and classes of shares held by each, the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The Secretary shall give, or cause to be given, notice of all meetings of the shareholders and of the Board and any committees thereof required by these bylaws or by law to be given, shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the Board.

SECTION 9. TREASURER. The Treasurer is the chief financial officer of the corporation and shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and financial transactions of the corporation, and shall send or cause to be sent to the shareholders of the corporation such financial statements and reports as are by law or these bylaws required to be sent to them.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the corporation with such depositories as may be designated by the Board. The Treasurer shall disburse the funds of the corporation as may be ordered by the Board, shall render to the President and directors, whenever they request it, an account of all transactions as Treasurer and of the financial conditions of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the Board.

SECTION 10. AGENTS. The President, any Vice-President, the Secretary or Treasurer may appoint agents with power and authority, as defined or limited in their appointment, for and on behalf of the corporation to execute and deliver, and affix the seals of the corporation thereto, to bonds, undertakings, recognizance, consents of surety or other written obligations in the nature thereof and any said officers may remove any such agent and revoke the power and authority given to him.

ARTICLE V
OTHER PROVISIONS

SECTION 1. DIVIDENDS. The Board may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and on the terms and conditions provided by law, subject to any contractual restrictions to which the corporation is then subject.

SECTION 2. INSPECTION OF BY-LAWS. The Corporation shall keep in its Principal executive office the original or a copy of these bylaws as amended to date which shall be open to inspection to shareholders at all reasonable times during office hours. If the Principal executive Office of the corporation is outside the State of Nevada and the Corporation has no principal business office in such State, it shall upon the written notice of any shareholder furnish to such shareholder a copy of these bylaws as amended to date.

SECTION 3. REPRESENTATION OF SHARES OF OTHER CORPORATIONS. The President or any other officer or officers authorized by the Board or the President are each authorized to vote, represent, and exercise on behalf of the Corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of the Corporation.

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The authority herein granted may be exercised either by any such officer in person or by any other person authorized to do so by proxy or power of attorney duly executed by said officer.

ARTICLE VI
INDEMNIFICATION

SECTION 1. INDEMNIFICATION IN ACTIONS BY THIRD PARTIES. Subject to the limitations of law, if any, the corporation shall indemnify any director, officer, employee and agent of the corporation who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Corporation to procure a judgement in its favor) against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding, provided that the Board shall find that the director, officer, employee or agent acted in good faith and in a manner which such person reasonably believed in the best interests of the corporation and, in the case of criminal proceedings, had no reasonable cause to believe the conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere shall not, of itself create a presumption that such person did not act in good faith and in a manner which the person reasonably believe to be in the best interests of the corporation or that such person had reasonable cause to believe such person's conduct was unlawful.

SECTION 2. INDEMNIFICATION IN ACTIONS BY OR ON BEHALF OF THE CORPORATION. Subject to the limitations of law, if any, the Corporation shall indemnify any director, officer, employee and agent of the corporation who was or is threatened to be made a party to any threatened, pending, or completed legal action by or in the right of the Corporation to procure a judgement in its favor, against expense actually and reasonable incurred by such person in connection with the defense or settlement, if the Board of Directors determine that such person acted in good faith, in a manner such person believed to be in the best interests of the Corporation and with such care, including reasonable inquiry, as an ordinarily prudent person would use under similar circumstances.

SECTION 3. ADVANCE OF EXPENSES. Expenses incurred in defending any proceeding may be advanced by the Corporation prior to the final disposition of such proceeding upon receipt of an undertaking by or on behalf of the officer, director, employee or agent to repay such amount unless it shall be determined ultimately that the officer or director is entitled to be indemnified as authorized by this Article.

SECTION 4. INSURANCE. The corporation shall have power to purchase and maintain insurance on behalf of any officer, director, employee or agent of the Corporation against any liability asserted against or incurred by the officer, director, employee or agent in such capacity or arising out of such person's status as such whether or not the corporation would have the

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power to indemnify the officer, or director, employee or agent against such liability under the provisions of this Article.

ARTICLE VII
AMENDMENTS

These bylaws may be altered, amended or repealed either by approval of a majority of the outstanding shares entitled to vote or by the approval of the Board; provided however that after the issuance of shares, a bylaw specifying or changing a fixed number of directors or the maximum or minimum number or changing from a fixed to a flexible Board or vice versa may only be adopted by the approval by an affirmative vote of not less than two-thirds of the corporation's issued and outstanding shares entitled to vote.